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As filed with the Securities and Exchange Commission on May 18, 2007

Registration No. 333-140064-01

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TYCO INTERNATIONAL FINANCE S.A.* (Exact name of registrant as specified in its charter)	TYCO INTERNATIONAL LTD. (Exact name of registrant as specified in its charter)
Luxembourg (State or other jurisdiction of incorporation or organization)	Bermuda (State or other jurisdiction of incorporation or organization)
7382 (Primary Standard Industrial Classification Code Number)	7382 (Primary Standard Industrial Classification Code Number)
98-0518565 (I.R.S. Employer Identification Number)	98-0390500 (I.R.S. Employer Identification Number)

17, Boulevard de la Grande Duchesse Charlotte
L-1331 Luxembourg
Telephone: (352) 464-340-1
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	90 Pitts Bay Road, Second Floor Pembroke HM 08, Bermuda Telephone: (441) 292-8674 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Judith A. Reinsdorf
Executive Vice President and General Counsel
Tyco International (US) Inc.
9 Roszel Road
Princeton, New Jersey 08540
Telephone: (609) 720-4200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Robert E. Buckholz, Jr. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Telephone: (212) 558-4000 Fax: (212) 558-3588	Steven R. Finley Sean P. Griffiths Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166-0193 Telephone: (212) 351-4000 Fax: (212) 351-4035

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

        *The registrant was formerly named Topaz International Group S.A. Effective March 1, 2007, the registrant changed its name to Tyco International Finance S.A.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 18, 2007

TYCO INTERNATIONAL FINANCE S.A.
U.S. $                        % Senior Notes due
Fully and Unconditionally Guaranteed by
TYCO INTERNATIONAL LTD.

The Issuer:

        Tyco International Finance S.A., or TIFSA, is a newly formed holding company organized under the laws of Luxembourg that is wholly and directly owned by Tyco International Ltd. TIFSA was formed to own directly and indirectly substantially all the operating subsidiaries of Tyco International Ltd., to issue the notes and to perform treasury operations for Tyco International Ltd.

The Guarantor:

        Tyco International Ltd. is a holding company which, upon completion of the spin-offs of its healthcare and electronics businesses, will continue to own its fire and security and engineered products and services businesses.

The Offering:

        Interest:    The notes will bear interest at the rate of    %, which will be paid on                        and                         , commencing on                        , 2007.

        Maturity:                            , 20    .

        Guarantee:    The notes will be fully and unconditionally guaranteed on a senior unsecured basis by Tyco International Ltd., the parent of TIFSA.

        Ranking:    The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior debt and senior to any subordinated indebtedness that we may incur.

        Make-Whole Redemption:    We may redeem the notes in whole or in part at any time pursuant to a Treasury make-whole provision.

        Use of Proceeds:    We intend to use the net proceeds of this offering to repay indebtedness.

        This investment involves risks. See "Risk Factors," beginning on page 10, for a discussion of the risks that you should consider prior to purchasing notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Note		Total
Initial public offering price		%	$
Underwriting discount		%	$
Proceeds, before expenses, to TIFSA		%	$

        The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from                        and must be paid by the purchaser if the notes are delivered after                                  .

        The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York on                        , 2007.

Prospectus dated                        , 2007

        No dealer, salesperson or other person is authorized to give any information or to make any representations not contained in this prospectus and, if given or made, such unauthorized information or representations must not be relied upon. This prospectus does not offer to sell or solicit offers to buy any securities other than those to which this prospectus relates, and it does not constitute an offer to sell or a solicitation of offers to buy any of the securities in any jurisdiction where it is unlawful to make such offer or solicitation, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information contained in this prospectus is current only as of the date of this prospectus.

MARKET AND INDUSTRY DATA

        We obtained the market and competitive position data used throughout this prospectus from our own research, surveys or studies conducted by third parties and industry or general publications.

i

ABOUT THIS PROSPECTUS

        Tyco International Finance S.A. and Tyco International Ltd. have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the notes offered in this prospectus. This prospectus is a part of the registration statement and, as permitted by the SEC's rules, does not contain all of the information presented in the registration statement. You may review a copy of the registration statement, including exhibits to the registration statement, at the SEC's public reference room at:

Room 1580
100 F Street, N.E.
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the SEC also are available to the public through the SEC's website at http://www.sec.gov.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these materials at the SEC reference room at the address listed above.

        The SEC's website contains reports, proxy statements and other information regarding issuers, like Tyco International Ltd., that file electronically with the SEC. You may find Tyco International Ltd.'s reports, proxy statements and other information at the SEC website. In addition, you can obtain reports and proxy statements and other information about Tyco International Ltd. at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        We maintain a website on the Internet at http://www.tyco.com. We make available free of charge, on or through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports as soon as reasonably practicable after such material is filed with the SEC. This reference to our Internet address is for informational purposes only and shall not, under any circumstances, be deemed to incorporate the information available at such Internet address into this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        Tyco International Finance S.A. and Tyco International Ltd. "incorporate by reference" information into this prospectus, which means that we disclose important information to you by referring you to other documents filed separately by Tyco International Ltd. (SEC File No. 001-13836) with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below, which Tyco International Ltd. has filed with the SEC:

  •
  Annual Report on Form 10-K for the fiscal year ended September 29, 2006, filed on December 11, 2006;

  •
  Current Report on Form 8-K filed on November 15, 2006 (with respect to Item 8.01 only);

  •
  Current Reports on Form 8-K filed on December 5, 2006;

  •
  Current Report on Form 8-K filed on December 15, 2006;

ii

  •
  Current Report on Form 8-K filed on January 8, 2007;

  •
  Current Report on Form 8-K filed on January 10, 2007;

  •
  Proxy Statement on Schedule 14A filed on January 19, 2007;

  •
  Current Report on Form 8-K filed on January 17, 2007;

  •
  Proxy Statement on Schedule 14A filed on January 30, 2007;

  •
  Quarterly Report on Form 10-Q for the quarter ended December 29, 2006 filed on February 6, 2007;

  •
  Current Report on Form 8-K filed on February 20, 2007;

  •
  Current Reports on Form 8-K filed on March 21, 2007;

  •
  Current Report on Form 8-K filed on April 12, 2007;

  •
  Amended Annual Report on Form 10-K/A for the fiscal year ended September 29, 2006, filed on April 20, 2007;

  •
  Amended Quarterly Report on Form 10-Q/A for the quarter ended December 29, 2006 filed on April 20, 2007;

  •
  Current Reports on Form 8-K filed on April 27, 2007;

  •
  Quarterly Report on Form 10-Q for the quarter ended March 30, 2007 filed on May 8, 2007;

  •
  Current Report on Form 8-K filed on May 11, 2007;

  •
  Current Reports on Form 8-K filed on May 15, 2007;

  •
  Current Report on Form 8-K filed on May 17, 2007; and

  •
  Current Report on Form 8-K filed on May 18, 2007.

        You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number:

  Tyco International Ltd.
  90 Pitts Bay Road, Second Floor
  Pembroke HM 08, Bermuda
  (441) 292-8674

        Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

iii

SUMMARY

        This summary highlights information contained elsewhere in this prospectus or in the documents incorporated by reference. You should read the entire prospectus, including the risk factors, our historical and pro forma consolidated financial statements and the notes to those financial statements.

        In this prospectus, we use the term "Historical Tyco" to mean Tyco's historical businesses, including healthcare and electronics. The terms "we," "our," "us" and "Tyco International" refer to Tyco International Ltd. and its consolidated subsidiaries giving effect, as appropriate, to the spin-offs, and the term "TIFSA" refers to Tyco International Finance S.A.

        Unless otherwise indicated, references in this prospectus to fiscal 2007, fiscal 2006, fiscal 2005 and fiscal 2004 are to Tyco International's fiscal years ended September 28, 2007, September 29, 2006, September 30, 2005 and September 30, 2004, respectively.

Our Company

        On January 13, 2006, we announced that our board of directors had approved a plan to separate Historical Tyco's portfolio of diverse businesses into three independent, publicly-traded companies: one for our healthcare businesses (Covidien), one for our electronics businesses (Tyco Electronics) and one for our fire and security and engineered products and services businesses (Tyco International). Following the completion of the spin-offs of our healthcare and electronics businesses, we will continue to be a leading provider of electronic security, fire and safety services and products, valves and controls and other industrial products. We also will continue manufacturing steel pipe and tubular products and providing services to infrastructure markets around the world.

        In connection with the spin-offs of Covidien and Tyco Electronics, we are realigning our operations and will conduct our business through five segments:

  •
  ADT Worldwide designs, sells, installs, services and monitors electronic security systems to residential, commercial, industrial and governmental customers.

  •
  Fire Protection Services designs, sells, installs and services fire detection and fire suppression systems to commercial, industrial and governmental customers.

  •
  Flow Control designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for the water and wastewater markets, the oil and energy markets and other process industries.

  •
  Safety Products designs, manufactures and sells fire protection, security and life safety products, including fire suppression products, breathing apparatus, intrusion security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services.

  •
  Electrical and Metal Products designs, manufactures and sells galvanized steel tubing and pipe products, as well as cable products, including pre-wired armored cable and flexible conduit products for commercial construction.

        We also provide general corporate services to our segments and, through our Infrastructure Services business, provide consulting, engineering, construction management and operating services for the water, wastewater, environmental, transportation and facilities markets. These operations are reported as Corporate and Other.

        Our unaudited pro forma net revenue by these segments for the six months ended March 30, 2007 and for fiscal 2006 is set forth in the table below:

	Unaudited Pro Forma Net Revenue (dollars in billions)		Percent of Total Pro Forma Net Revenue
Segment	Six Months Ended March 30, 2007	Fiscal 2006	Six Months Ended March 30, 2007	Fiscal 2006	Key Brands
ADT Worldwide	3.8	$7.2	40%	39%	ADT, Sensormatic
Fire Protection Services	1.7	3.3	18	18	SimplexGrinnell, Wormald
Flow Control	1.7	3.1	18	17	Keystone, Vanessa
Safety Products	0.9	1.7	9	9	Scott, Ansul
Electrical and Metal Products	0.9	1.9	9	10	Allied Tube & Conduit, AFC Cable
Corporate and Other	0.6	1.4	6	7	EarthTech

Total	9.6	$18.6	100%	100%

Competitive Strengths

        We believe that we have the following competitive strengths:

  •
  Leading market positions and brands.    We have leading market positions in each of our segments, and a number of well recognized brands.

  •
  Global reach and significant scale of operations.    We are a global company, in terms of sales, manufacturing and services. We conduct business in more than 60 countries, and 50% of our fiscal 2006 net revenue was generated outside the United States.

  •
  Diverse portfolio of services and products.    We offer a broad portfolio of services and products, which allows our customers to fulfill many of their needs by purchasing solely from us.

  •
  Diverse customer base.    Our customers operate in many different industries and countries, which allows us to leverage our skills and experience across many end markets.

  •
  Favorable long-term growth opportunities.    We operate businesses in a number of different markets that have attractive characteristics and solid growth prospects.

  •
  Stable, recurring revenue base.    Many of our ADT Worldwide customers have long-term agreements with us to provide ongoing monitoring, inspection and maintenance services, which generate predictable annual revenue in excess of $3.5 billion. In addition, we have a substantial amount of repeatable revenue from ongoing service and maintenance activities in our Fire Protection Services business.

  •
  Strong cash flow.    We historically have generated significant cash flow from our operations. Our cash flow provides us with the financial flexibility to invest in new products and acquisitions to enhance our market leading businesses.

  •
  Experienced management team.    Our executive officers have the proven track record and experience necessary to execute our business strategies.

Strategy

        Our goal is to build upon our position as a leading provider of electronic security, fire and safety services and products, valves and controls and other industrial products. We operate in a number of highly fragmented markets where we believe we have a number one or two market position that translates into a relatively small market share. We believe we have opportunities to increase our market share and accelerate revenue growth by expanding our customer base and by generating new business from our existing customers. In addition, we believe we have opportunities to improve our margins. Our business strategy includes the following strategic priorities:

  •
  Expand our customer base.    We believe that we have significant opportunities to attract customers and increase our market share by focusing our sales and marketing efforts and our product development efforts on key vertical markets, such as retailer, banking, oil and gas and water.

  •
  Generate new business from existing customers.    We believe that our customer relationships, enhanced by targeted sales and marketing efforts that emphasize the breadth of our portfolio and that focus on product and service opportunities within each customer's industry, will enable us to increase our market penetration and generate increased sales and service revenue from existing customers.

  •
  Improve productivity and efficiency.    We intend to increase the profitability of our global portfolio of services and products by focusing on further improvements to our cost structure. We will continue to reduce our manufacturing costs by leveraging our purchasing power to reduce procurement costs and enhancing our manufacturing productivity through an emphasis on key metrics and processes such as Six Sigma.

  •
  Pursue disciplined acquisition process.    Our strong cash flows will enable us to fund acquisitions that strengthen our product offerings and market positions, as well as increase our revenues and profitability, with a particular focus on our security, flow control and safety products businesses.

Class Action Settlement

        On May 14, 2007, we entered into a memorandum of understanding with plaintiffs' counsel in connection with the settlement of 32 purported class action lawsuits. Under the terms of the memorandum of understanding, the plaintiffs have agreed to release all claims against us, the other settling defendants and ten other individuals in consideration for the payment of $2.975 billion to the certified class and assignment to the class of any net recovery of any claims possessed by us and the other settling defendants against our former auditor, PricewaterhouseCoopers. Defendant PricewaterhouseCoopers is not a settling defendant and is not a party to the memorandum. We and the other settling defendants have denied and continue to deny any wrongdoing and legal liability arising from any of the facts or conduct alleged in the actions.

        Pursuant to the terms of the memorandum of understanding, L. Dennis Kozlowski, Mark H. Swartz and Frank E. Walsh, Jr., also are excluded from the settling defendants, and the class will assign to us all of their claims against defendants Kozlowski, Swartz and Walsh. In exchange, we will agree to pay to the certified class 50% of any net recovery against these defendants.

        The memorandum of understanding does not address the following securities class actions, which remain outstanding: Stumpf v. Tyco International Ltd., New Jersey v. Tyco, Ballard v. Tyco International Ltd., Sciallo v. Tyco International Ltd., et al., Jasin v. Tyco International Ltd., et al., and Hall v. Kozlowski. The memorandum of understanding also does not address any consolidated ERISA litigation in which we and certain of our current and former employees, officers and directors have been named as defendants.

Tyco International Finance S.A.

        Tyco International Finance S.A., or TIFSA, a Luxembourg company, is a wholly-owned subsidiary of Tyco International Ltd. TIFSA's registered and principal offices are located at 17, Boulevard de la Grande Duchesse Charlotte, L-1331 Luxembourg. Its telephone number at that address is (352) 464-340-1. TIFSA is a newly-formed holding company established in connection with the spin-offs of our healthcare and electronics businesses to directly and indirectly own substantially all of the operating subsidiaries of Tyco International Ltd., to issue the notes and to perform treasury operations for us. Otherwise, it conducts no independent business.

        We have not included separate financial statements for TIFSA, which was formed in December 2006, in this prospectus because its initial capitalization was not material and it will not have any significant operations or assets until shortly before the spin-offs.

Tyco International Ltd.

        Tyco International Ltd. is a Bermuda corporation. Its registered and principal office is located at Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, and its telephone number at that address is (441) 292-8674. Our management office in the United States is located at 9 Roszel Road, Princeton, New Jersey 08540.

The Spin-Offs

        On January 13, 2006, we announced that our board of directors had approved a plan to separate Historical Tyco's portfolio of diverse businesses into three independent, publicly-traded companies—Covidien Ltd., a global leader in developing, manufacturing and distributing medical devices and supplies, diagnostic imaging agents and pharmaceuticals for use in clinical and home settings; Tyco Electronics Ltd., a leading global provider of engineered electronic components, network solutions and wireless systems; and Tyco International, which will be the combination of Tyco Fire & Security and Tyco Engineered Products & Services, a leading provider of electronic security, fire and safety services and products, valves and controls and other industrial products. The separation will occur through tax-free spin-offs of our healthcare and electronics businesses to our shareholders. We refer to these transactions as the "spin-offs."

        On                        , 2007, the distribution date, each Tyco International shareholder will receive            Covidien common shares and            Tyco Electronics common shares for each common share of Tyco International held at the close of business on the record date. Immediately following the distributions, Tyco International's shareholders will own 100% of the common shares of Covidien and Tyco Electronics. Tyco International shareholders will not be required to make any payment, surrender or exchange their Tyco International common shares or take any other action to receive their common shares of Covidien and Tyco Electronics. We anticipate that on the distribution date we will, if approved by our Board of Directors, execute a reverse share split, and as a result, each Tyco International share will be converted into one-fourth of a share.

        The notes offered hereby will be offered following the completion of the separation distributions. We do not anticipate offering these notes in the event that the separation distributions are not completed.

Risk Factors

        Our business is subject to a number of risks, including the following:

  Risks Relating to the Notes

  •
  There may not be a public market for the notes.

  Risks Relating to Our Businesses

  •
  Cyclical industry and economic conditions have affected and may continue to adversely affect our financial condition, results of operations and cash flows.

  •
  Our ADT business may experience higher rates of customer attrition, which may reduce our future revenue and cause us to change the useful life of accounts, increasing our depreciation and amortization expense.

  •
  Our future growth is largely dependent upon our ability to develop new technologies that achieve market acceptance with acceptable margins.

  •
  Changes in legislation or governmental regulations or policies can have a significant impact on our financial condition, results of operations and cash flows.

  •
  We could face product liability claims relating to products we manufacture or install. These claims could result in significant costs and liabilities and reduce our profitability.

  •
  We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

  •
  We have significant operations outside of the United States, which are subject to political, economic and other risks inherent in operating in foreign countries.

  •
  We are named as a defendant in a variety of litigation in the course of our business that could cause a material adverse effect on our financial condition, results of operations and cash flows.

  •
  Divestitures of some of our businesses or product lines may materially adversely affect our financial condition, results of operations and cash flows.

  •
  We may be required to recognize additional impairment charges.

  •
  We have disclosed a material weakness in our internal control over financial reporting relating to our accounting for income taxes which could adversely affect our ability to report our financial condition and results of operations accurately and on a timely basis.

  •
  Volatility in non-U.S. currency exchange rates, commodity prices and interest rates may adversely affect our financial condition, results of operations and cash flows.

  •
  If we cannot obtain sufficient quantities of materials, components and equipment required for our manufacturing activities at competitive prices and quality and on a timely basis, or if our manufacturing capacity does not meet demand, our financial condition, results of operations and cash flows may suffer.

  Risks Relating to the Spin-offs

  •
  Our historical financial information may not be indicative of our future results after giving effect to the spin-offs.

  •
  If the distribution or certain internal transactions undertaken in anticipation of the spin-offs are determined to be taxable for U.S. federal income tax purposes, we could incur significant U.S. federal income tax liabilities.

  •
  We will continue to be responsible for a portion of our contingent and other corporate liabilities following the spin-offs of Covidien and Tyco Electronics, primarily those relating to shareholder litigation.

  •
  We will share responsibility for certain of our, Covidien's and Tyco Electronics' income tax liabilities for tax periods prior to and including the distribution date.

  •
  We might not be able to engage in desirable strategic transactions and equity issuances following the spin-offs because of restrictions relating to U.S. federal income tax requirements for tax-free distributions.

  •
  Increased demands on our management team as a result of the spin-offs could distract management's attention from operating the business.

  Risk Related to Corporate Governance

  •
  We are subject to governmental investigations that might have serious consequences.

  Risks Relating to Actions of Our Former Senior Corporate Management

  •
  Pending litigation could have a material adverse effect on our liquidity and financial condition.

  •
  Continued scrutiny resulting from ongoing governmental investigations may have an adverse effect on our business.

  •
  Examinations and audits by tax authorities, including the Internal Revenue Service, could result in additional tax payments for prior periods.

  •
  Material adverse legal judgments, fines, penalties or settlements could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes and other outstanding indebtedness.

  •
  Additional negative publicity may adversely affect our business.

  •
  Our senior corporate management team is required to devote significant attention to matters arising from actions of prior management.

  Risks Relating to Our Jurisdictions of Incorporation

  •
  Legislation and negative publicity regarding Bermuda companies could increase our tax burden and adversely affect our financial condition, results of operations and cash flows.

  •
  Bermuda and Luxembourg laws differ from the laws in effect in the United States and may afford less protection to holders of our securities.

Summary Unaudited Pro Forma Condensed Consolidated Financial Data

        The following unaudited summary pro forma condensed consolidated financial data have been derived from our Historical Consolidated Financial Statements incorporated by reference herein.

        The summary pro forma consolidated income statement data give effect, for all periods presented, to the spin-offs and give effect, for the six months ended March 30, 2007 and fiscal 2006, to the financing adjustments related to the assignment or repayment of existing debt and/or the issuance of new public debt as if each such transaction had occurred as of the beginning of the earliest period presented.

        The summary pro forma condensed consolidated balance sheet data give effect to the spin-offs and the financing adjustments related to the assignment or repayment of existing debt and/or issuance of new public debt as if each such transaction had occurred as of March 30, 2007.

        The assumptions underlying the pro forma adjustments are described in the accompanying notes to the "Unaudited Pro Forma Condensed Consolidated Financial Statements," set forth elsewhere in this prospectus, which should be read in conjunction with this unaudited summary pro forma consolidated financial data.

        These Unaudited Pro Forma Condensed Consolidated Financial Statements are not necessarily indicative of our results of operations or financial condition had the spin-offs and the related financing transactions been completed on the dates assumed. Additionally, they are not necessarily indicative of our future results of operations or financial condition.

        The Unaudited Pro Forma Consolidated Statements of Income do not reflect material non-recurring charges, which we anticipate will affect the Consolidated Statement of Income within 12 months following the distribution date. The most significant of these charges are transaction costs related to completing the spin-offs. We currently estimate that the income statement charges will be at the high end of our previously disclosed range of $1.2 billion to $1.6 billion after-tax. The Unaudited Pro Forma Condensed Consolidated Balance Sheet and Note (l) thereto reflect the impact of these non-recurring charges.

        The Unaudited Pro Forma Condensed Consolidated Financial Statements do not reflect the class action settlement entered into on May 14, 2007. The class action settlement will result in Tyco International recording a charge to expense which is not expected to have a tax benefit and a current liability of $2.975 billion in its fiscal third quarter. Under the terms of the Separation and Distribution Agreement that will be entered into in connection with the spin-offs, Tyco International, Covidien and Tyco Electronics will share in the liability, with Tyco International assuming 27%, Covidien 42% and Tyco Electronics 31% of the total amount. We expect to finance all or a portion of our share of the class action settlement with debt, the amount and terms of which have not yet been determined.

        In addition, we anticipate that we may incur a pre-tax charge of approximately $100 million, which includes approximately $65 million in Fire Protection Services and approximately $35 million in ADT Worldwide, for the estimated amount of goodwill that we anticipate may be impaired as a result of the Company's reorganization to a new management and segment reporting structure in connection with the spin-offs. As part of these organizational changes, we are assessing new reporting units and conducting valuations to determine assignment of goodwill to the new reporting units based on their estimated relative fair values. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations" for further discussion of expected future segments and reporting units. We have conducted a preliminary assessment and test of the recoverability of goodwill based on the new management and reporting unit structure. The preliminary goodwill reallocation and subsequent recoverability assessment indicated that the net assets in certain reporting units will likely be in excess of the related fair values. This assessment was conducted based on currently available information at the time the assessment was performed, assuming the reorganization to a new management and reporting structure occurred on March 30, 2007. The assessment relied on a number of preliminary assumptions that will be revised to reflect the market conditions at the time of the final assessment. At the time of the organizational changes when these assessments actually occur, a charge, if any, could be materially different than the estimate provided herein. As such, this charge and the related balance sheet effect are not reflected in the Unaudited Pro Forma Condensed Consolidated Financial Statements.

	As of March 30, 2007
	Historical	Pro Forma for the Spin-offs and the Financing
Consolidated Balance Sheet Data:
Total assets	$64,471	$
Long-term debt	8,609
Shareholders' equity	36,861

	For the Six Months Ended
	March 30, 2007
		Pro Forma for the Spin-offs and Financing	March 31, 2006
	Historical		Historical	Pro Forma for the Spin-offs
Consolidated Income Statement Data:
Net revenue	$21,167		$19,684	$8,946
Operating income	2,336		2,632	612
Income from continuing operations	1,580		1,786	365
Other Data:
Depreciation and amortization	$1,064		$1,024	$598
	Fiscal
	2006		2005		2004
	Historical	Pro Forma for the Spin-offs and the Financing	Historical	Pro Forma for the Spin-offs	Historical	Pro Forma for the Spin-offs
Consolidated Income Statement Data:
Net revenue	$40,938		$39,283	$17,936	$37,939	$17,433
Operating income	5,463		5,755	1,222	5,134	952
Income from continuing operations	3,948		3,110	608	2,865	378
Other Data:
Depreciation and amortization	$2,062		$2,081	$1,218	$2,095	$1,250

        Our historical ratio of earnings to fixed charges was 5.84 and 5.61 for the six months ended March 30, 2007 and March 31, 2006, respectively, and 6.06, 4.82 and 4.23 for fiscal 2006, 2005 and 2004, respectively. Our pro forma for the spin-offs and financing ratio of earnings to fixed charges was         for the six months ended March 30, 2007 and          for fiscal 2006.

The Notes

        A brief description of the material terms of the notes follows. For a more complete description, see "Description of the Notes and the Guarantee."

Issuer	Tyco International Finance S.A., or TIFSA.
Notes Offered	U.S.$ % Senior Notes due .
Interest	The notes will bear interest at the rate of %, which will be paid on and , commencing on , 2007.
Maturity	, 20 .
Guarantee	The notes will be fully and unconditionally guaranteed on a senior unsecured basis by Tyco International Ltd., the parent of TIFSA.
Ranking
The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior debt and senior to any subordinated indebtedness that we may incur.
Make-Whole Redemption	We may redeem the notes in whole or in part at any time pursuant to a Treasury make-whole provision.
Use of Proceeds	We intend to use the net proceeds of this offering to repay indebtedness.

RISK FACTORS

        Investing in the notes involves various risks, including the risks described below. You should carefully consider the following risks and the other information contained or incorporated by reference in this prospectus before investing in the notes. In addition to the risks described below, our business also is subject to the risks that affect many other companies, such as competition, technological obsolescence, labor relations, general economic conditions, geopolitical events and international operations. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business operations, financial condition and liquidity.

Risks Relating to the Notes

  There may not be a public market for the notes.

        The notes constitute a new issue of securities with no established trading market. No market for the notes may develop, and any market that develops may not last. If the notes are traded, they may trade at a discount from their offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors. To the extent an active trading market does not develop, you may not be able to resell your notes at their fair market value or at all.

Risks Relating to Our Businesses

  Cyclical industry and economic conditions have affected and may continue to adversely affect our financial condition, results of operations and cash flows.

        Our operating results can be adversely affected by the general cyclical pattern of certain industries in which we operate. For example, demand for our services and products is significantly affected by the level of commercial construction, the amount of discretionary consumer and business spending and the performance of the housing market, each of which historically has displayed significant cyclicality. A cyclical downturn in any of these industries or the deterioration in general global economic conditions generally could have a negative impact on our financial condition, results of operations and cash flows.

  Our ADT business may experience higher rates of customer attrition, which may reduce our future revenue and cause us to change the useful life of accounts, increasing our depreciation and amortization expense.

        Attrition rates for customers in our ADT Worldwide segment was 13.1%, on a trailing 12-month basis as of March 30, 2007. If attrition rates were to trend upward, ADT Worldwide's recurring revenue and results of operations would be adversely affected. We amortize the costs of ADT Worldwide's contracts and related customer relationships purchased through the ADT Worldwide dealer program based on the estimated life of the customer relationships. Internally generated residential and commercial account pools are similarly amortized. If the attrition rates were to rise, we may be required to accelerate the amortization of the costs, which could have a material adverse effect on our financial condition, results of operations and cash flows.

  Our future growth is largely dependent upon our ability to develop new technologies that achieve market acceptance with acceptable margins.

        Our businesses operate in global markets that are characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future growth rate depends upon a number of factors, including our ability to: identify emerging technological trends in our target end-markets; develop and maintain competitive products; enhance our products by adding innovative features that differentiate our products from those of our competitors; and develop, manufacture and bring products to market quickly and cost-effectively. Our ability to develop new products based on technological innovation can affect our competitive position and requires the investment of significant resources. These development efforts divert resources from other potential investments in our businesses, and they may not lead to the development of new technologies or products on a timely basis or that meet the needs of our customers as fully as competitive offerings. In addition, the markets for our products may not develop or grow as we anticipate. The failure of our technologies or products to gain market acceptance or their obsolescence due to more attractive offerings by our competitors could significantly reduce our revenues and adversely affect our financial condition, results of operations and cash flows.

  Changes in legislation or governmental regulations or policies can have a significant impact on our financial condition, results of operations and cash flows.

        We operate in regulated industries. Our U.S. operations are subject to regulation by a number of federal agencies with respect to safety of operations and equipment and financial responsibility. Intrastate operations in the United States are subject to regulation by state regulatory authorities, and our international operations are regulated by the countries in which they operate. We and our employees are subject to various U.S. federal, state and local laws and regulations, as well as non-U.S. laws and regulations, including many related to consumer protection. Most states in which we operate have licensing laws covering the monitored security services industry. Our business relies heavily upon wireline telephone service to communicate signals, and wireline telephone companies are regulated by both the federal and state governments. Changes in laws or regulations could require us to change the way we operate, which could increase costs or otherwise disrupt operations. In addition, failure to comply with any applicable laws or regulations could result in substantial fines or revocation of our operating permits and licenses. If laws and regulations changed or we failed to comply, our financial condition, results of operations and cash flows could be materially and adversely affected.

  We could face product liability claims relating to products we manufacture or install. These claims could result in significant costs and liabilities and reduce our profitability.

        We face exposure to product liability claims in the event that any of our products results in personal injury or property damage. In the event that any of our products prove to be defective, we may be required to recall or redesign such products, which could result in significant unexpected costs. Any insurance we maintain may not be available on terms acceptable to us or such coverage may not be adequate for liabilities actually incurred. Any claim or product recall could result in adverse publicity against us, which could adversely affect our financial condition, results of operations and cash flows.

  We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

        The U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal control policies and procedures always will protect us from reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

  We have significant operations outside of the United States, which are subject to political, economic and other risks inherent in operating in foreign countries.

        We have significant operations outside of the United States. Our continuing operations currently operate in approximately 60 countries. We generated one half of our net revenue outside of the United States in fiscal 2006. We expect net revenue generated outside of the United States to continue to represent a significant portion of total net revenue. Business operations outside of the United States are subject to political, economic and other risks inherent in operating in foreign countries, such as:

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  the difficulty of enforcing agreements, collecting receivables and protecting assets through foreign legal systems;

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  trade protection measures and import or export licensing requirements;

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  difficulty in staffing and managing widespread operations and the application of foreign labor regulations;

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  compliance with a variety of foreign laws and regulations;

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  changes in the general political and economic conditions in the countries where we operate, particularly in emerging markets;

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  the threat of nationalization and expropriation;

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  increased costs and risks of doing business in a number of foreign jurisdictions;

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  limitations on repatriation of earnings; and

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  fluctuations in equity and revenues due to changes in foreign currency exchange rates.

        Changes in the political or economic environments in the countries in which we operate could have a material adverse effect on our financial condition, results of operations and cash flows.

  We are named as a defendant in a variety of litigation in the course of our business that could cause a material adverse effect on our financial condition, results of operations and cash flows.

        In the ordinary course of business, we are named as a defendant in a significant amount of litigation, including claims for damages arising out of the use of our products, litigation alleging the infringement of intellectual property rights, litigation alleging anti-competitive behavior, product liability litigation, employment matters and commercial disputes. In certain circumstances, patent infringement and anti-trust laws permit successful plaintiffs to recover treble damages. The defense of these lawsuits may divert our management's attention, and we may incur significant expenses in defending these lawsuits. In addition, we may be required to pay damage awards or settlements, or become subject to injunctions or other equitable remedies that could cause a material adverse effect on our financial condition, results of operations and cash flows. Moreover, any insurance or indemnification rights that we have may be insufficient or unavailable to protect us against potential loss exposures.

        Some of the lawsuits outstanding against us relate to actions taken by our former senior corporate management. On May 14, 2007, we entered into a proposed settlement with respect to most of the class actions. We do not believe that it is feasible to predict or determine the final outcome or resolution of the unresolved proceedings. A failure to consummate the proposed settlement on the agreed terms or an adverse outcome from the unresolved proceedings or liabilities or other proceedings could be material to our financial condition, results of operations and cash flows.

        In addition, we could face liability for failure to respond adequately to alarm activations. The nature of the services we provide potentially exposes us to risks of liability for employee acts or omissions or system failures. In an attempt to reduce this risk, our alarm monitoring agreements contain provisions limiting our liability in such circumstances. We cannot assure you, however, that these limitations will be enforced. Losses from such litigation could be material to our financial condition, results of operations and cash flows.

  Divestitures of some of our businesses or product lines may materially adversely affect our financial condition, results of operations and cash flows.

        We continue to evaluate the performance of all of our businesses and may sell a business or product line. Any divestiture could result in significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our business, financial condition and results of operations. Divestitures could involve additional risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business and the potential loss of key employees. We cannot assure you that we will be successful in managing these or any other significant risks that we encounter in divesting a business or product line.

  We may be required to recognize additional impairment charges.

        Pursuant to accounting principles generally accepted in the United States, we are required periodically to assess our goodwill, intangibles and other long-lived assets to determine if they are impaired. Disruptions to our business, end market conditions and protracted economic weakness, unexpected significant declines in operating results of reporting units, divestitures and market capitalization declines may result in additional charges for goodwill and other asset impairments. We will be required to reallocate and assess the recoverability of goodwill upon the realignment of our business, which may result in additional charges for goodwill and other asset impairments. Future impairment charges could substantially affect our reported earnings in the periods of such charges and could adversely affect our financial condition, results of operations and cash flows.

  We have disclosed a material weakness in our internal control over financial reporting relating to our accounting for income taxes which could adversely affect our ability to report our financial condition and results of operations accurately and on a timely basis.

        In connection with our revised assessment of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, we identified a material weakness in our internal control over financial reporting relating to our accounting for income taxes as of September 29, 2006.

        A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that material misstatements of the annual or interim financial statements will not be prevented or detected. Over the past four years, significant internal control, informational systems and process improvements have been implemented in our tax accounting processes. However, we determined that control deficiencies existed related to

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  consolidating entries and computing taxes on a jurisdictional specific basis to allow for proper calculation, analysis and reconciliation of taxes receivable, taxes payable and related deferred taxes, and

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  procedures with respect to classification of tax amounts in the consolidated balance sheet.

        The control deficiencies did not result in a material misstatement to our consolidated financial statements in any period presented, however, the design and operation of procedural and monitoring controls may not have prevented or detected at the level of less than remote likelihood, errors from occurring that could have been material, either individually or in the aggregate.

        A material weakness in our internal control over financial reporting could adversely impact our ability to provide timely and accurate financial information. While we have taken measures to strengthen our internal controls in response to the identified material weakness related to certain aspects of accounting for income taxes, additional work remains to be done to address the identified material weakness. If we are unsuccessful in implementing or following our remediation plan, we may not be able to timely or accurately report our financial condition, results of operations or cash flows or maintain effective internal controls over financial reporting. If we are unable to report financial information timely and accurately or to maintain effective disclosure controls and procedures, we could be subject to, among other things, regulatory or enforcement actions by the SEC and the New York Stock Exchange, including a delisting from the New York Stock Exchange, securities litigation, debt rating agency downgrades or rating withdrawals, any one of which could adversely affect the valuation of our common stock and could adversely affect our business prospects.

  Volatility in non-U.S. currency exchange rates, commodity prices and interest rates may adversely affect our financial condition, results of operations and cash flows.

        We are exposed to a variety of market risks, including the effects of changes in non-U.S. currency exchange rates, commodity prices and interest rates. Our net revenue derived from sales in non-U.S. markets for fiscal 2006 was 50% of our total net revenue, and we expect revenue from non-U.S. markets to continue to represent a significant portion of our net revenue. Therefore, when the U.S. dollar strengthens in relation to the non-U.S. currencies of the countries where we sell our products, our U.S. dollar reported revenue and income will decrease. Changes in the relative values of currencies occur regularly and, in some instances, may have a significant effect on our results of operations. Our financial statements reflect recalculations of items denominated in non-U.S. currencies to U.S. dollars, our functional currency.

        We are a large buyer of metals and other commodities, including oil and gas, the prices of which have fluctuated significantly in recent years. Volatility in the prices of these commodities could increase the costs of manufacturing our products and providing our services. We may not be able to pass on these costs to our customers, which could have a material adverse effect on our financial condition, results of operations and cash flows.

        We monitor these exposures as an integral part of our overall risk management program. In some cases, we purchase hedges or enter into contracts to insulate our results of operations from these fluctuations. Nevertheless, changes in currency exchange rates, commodity prices and interest rates may have a material adverse effect on our financial condition, results of operations and cash flows.

  If we cannot obtain sufficient quantities of materials, components and equipment required for our manufacturing activities at competitive prices and quality and on a timely basis, or if our manufacturing capacity does not meet demand, our financial condition, results of operations and cash flows may suffer.

        We purchase materials, components and equipment from third parties for use in our manufacturing operations. If we cannot obtain sufficient quantities of these items at competitive prices and quality and on a timely basis, we may not be able to produce sufficient quantities of product to satisfy market demand, product shipments may be delayed or our material or manufacturing costs may increase. In addition, because we cannot always immediately adapt our cost structures to changing market conditions, our manufacturing capacity may at times exceed or fall short of our production requirements. Any of these problems could result in the loss of customers, provide an opportunity for competing products to gain market acceptance and otherwise adversely affect our financial condition, results of operations and cash flows.

Risks Relating to the Spin-offs

  Our historical financial information may not be indicative of our future results after giving effect to the spin-offs.

        Our consolidated historical financial information reflects the operations of Historical Tyco, including the healthcare and electronics businesses that are being spun-off to Tyco International's shareholders. These businesses in the aggregate historically accounted for approximately 55% of Historical Tyco's net revenues and 52% of its total assets. The consolidated historical financial information we have included or incorporated by reference in this registration statement and prospectus may not be indicative of what our financial condition and results of operations may be in the future after giving effect to the spin-offs. In addition, in connection with the spin-offs, we will enter into certain liability sharing arrangements which may affect our financial condition, results of operations and cash flows.

  If the distribution or certain internal transactions undertaken in anticipation of the spin-offs are determined to be taxable for U.S. federal income tax purposes, we could incur significant U.S. federal income tax liabilities.

        We have received private letter rulings from the U.S. Internal Revenue Service regarding the U.S. federal income tax consequences of the distribution of Covidien and Tyco Electronics common shares to our shareholders substantially to the effect that the distribution, except for cash received in lieu of fractional shares, will qualify as tax-free under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986. The private letter rulings also provide that certain internal transactions undertaken in anticipation of the spin-offs will qualify for favorable treatment under the Code. In addition to obtaining the private letter rulings, we expect to obtain opinions from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the distribution and certain internal transactions. The private letter rulings and the opinions rely or will rely on certain facts and assumptions, and certain representations and undertakings, from us, Covidien and Tyco Electronics regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the private letter rulings and the opinions, the Internal Revenue Service could determine on audit that the distribution or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the distributions should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the distribution. If the distribution ultimately is determined to be taxable, we would recognize gain in an amount equal to the excess of the fair market value of the Covidien and Tyco Electronics common shares distributed to our shareholders on the distribution date over our tax basis in such common shares, but such gain, if recognized, generally would not be subject to U.S. federal income tax. However, we, Covidien and Tyco Electronics would incur significant U.S. federal income tax liabilities if it ultimately is determined that certain internal transactions undertaken in anticipation of the spin-offs should be treated as taxable transactions.

        In addition, under the terms of the Tax Sharing Agreement that we will enter into with Covidien and Tyco Electronics in connection with the spin-offs, in the event the distribution or the internal transactions are determined to be taxable and such determination was the result of actions taken after the distribution by us, Covidien or Tyco Electronics, the party responsible for such failure would be responsible for all taxes imposed on us, Covidien or Tyco Electronics as a result thereof. If such determination is not the result of actions taken after the distribution by us, Covidien or Tyco Electronics, then we, Covidien and Tyco Electronics would be responsible for 27%, 42% and 31%, respectively, of any taxes imposed on us, Covidien or Tyco Electronics as a result of such determination. Such tax amounts could be significant. In the event that any party to the Tax Sharing Agreement defaults in its obligation to pay distribution taxes to another party that arise as a result of no party's fault, each non-defaulting party would be responsible for an equal amount of the defaulting party's obligation to make a payment to another party in respect of such other party's taxes.

  We will continue to be responsible for a portion of our contingent and other corporate liabilities following the spin-offs of Covidien and Tyco Electronics, primarily those relating to shareholder litigation.

        Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, we, Covidien and Tyco Electronics will agree to assume and be responsible for 27%, 42% and 31%, respectively, of certain of our contingent and other corporate liabilities. All costs and expenses associated with the management of these contingent and other corporate liabilities will be shared equally among the parties. These contingent and other corporate liabilities primarily relate to consolidated securities litigation and any actions with respect to the separation plan or the distribution brought by any third party. Contingent and other corporate liabilities do not include liabilities that are specifically related to one of the three separated companies, which will be allocated 100% to the relevant company.

        If any party responsible for such liabilities were to default in its payment, when due, of any of these assumed obligations, each non-defaulting party would be required to pay equally with any other non-defaulting party the amounts in default. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of the assumed obligations related to such contingent and other corporate liabilities including associated costs and expenses.

        Many lawsuits are outstanding against us, some of which relate to actions taken by our former senior corporate management. On May 14, 2007, we entered into a proposed settlement with respect to most of the class actions. We do not believe that it is feasible to predict the final outcome or resolution of the unresolved proceedings. Although we will share any costs and expenses arising out of this litigation with Covidien and Tyco Electronics, a failure to consummate the proposed settlement on the agreed terms or an adverse outcome from the unresolved proceedings or liabilities or other proceedings for which we will assume joint and several liability under the Separation and Distribution Agreement could be material with respect to our earnings and cash flows in any given reporting period.

  We will share responsibility for certain of our, Covidien's and Tyco Electronics' income tax liabilities for tax periods prior to and including the distribution date.

        Under the Tax Sharing Agreement, we will share responsibility for certain of our, Covidien's and Tyco Electronics' income tax liabilities based on a sharing formula for periods prior to and including the date of the distribution. More specifically, we, Covidien and Tyco Electronics will share 27%, 42% and 31%, respectively, of U.S. income tax liabilities that arise from adjustments made by tax authorities to our, Covidien's and Tyco Electronics' U.S. income tax returns, certain income tax liabilities arising from adjustments made by tax authorities to intercompany transactions or similar adjustments, and certain taxes attributable to internal transactions undertaken in anticipation of the separation and the distributions. All costs and expenses associated with the management of these shared tax liabilities shall be shared equally among the parties. We will be responsible for all of our own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Covidien and Tyco Electronics will be responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

        If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, we could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of our, Covidien's and Tyco Electronics' tax liabilities.

  We might not be able to engage in desirable strategic transactions and equity issuances following the spin-offs because of restrictions relating to U.S. federal income tax requirements for tax-free distributions.

        Our ability to engage in significant equity transactions could be limited or restricted after the distribution in order to preserve for U.S. federal income tax purposes the tax-free nature of the distribution. In addition, similar limitations and restrictions will apply to Covidien and Tyco Electronics. Even if the distribution otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, it may result in corporate level taxable gain to us under Section 355(e) of the Code if 50% or more, by vote or value, of our common shares, Covidien's common shares or Tyco Electronics' common shares are acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions or issuances of our common shares within two years before the distribution, and any acquisitions or issuances of our common shares, Covidien's common shares or Tyco Electronics' common shares within two years after the distribution, generally are presumed to be part of such a plan, although we, Covidien or Tyco Electronics may be able to rebut that presumption. We are not aware of any such acquisitions or issuances of our common shares within the two years before the distribution. If an acquisition or issuance of our common shares, Covidien's common shares or Tyco Electronics' common shares triggers the application of Section 355(e) of the Code, we would recognize taxable gain as described above, but such gain generally would not be subject to U.S. federal income tax. However, certain subsidiaries of Covidien or Tyco Electronics or subsidiaries of ours would incur significant U.S. federal income tax liabilities as a result of the application of Section 355(e) of the Code.

        Under the Tax Sharing Agreement, there are restrictions on our ability to take actions that could cause the distribution or certain internal transactions undertaken in anticipation of the spin-offs to fail to qualify as tax-free or tax-favored transactions, as the case maybe, including entering into, approving or allowing any transaction that results in a change in ownership of more than 35% of our common shares, a redemption of equity securities, a sale or other disposition of a substantial portion of our assets, an acquisition of a business or assets with equity securities to the extent one or more persons would acquire 35% or more of our common shares, or engaging in certain internal transactions. These restrictions apply for the two-year period after the distributions, unless we obtain the consent of the other parties or we obtain a private letter ruling from the Internal Revenue Service or an unqualified opinion of a nationally recognized law firm that such action will not cause the distribution or the internal transactions undertaken in anticipation of the spin-offs to fail to qualify as tax-favored transactions and such letter ruling or opinion, as the case may be, is acceptable to the parties. Covidien and Tyco Electronics are subject to similar restrictions under the Tax Sharing Agreement. Moreover, the Tax Sharing Agreement generally provides that a party thereto is responsible for any taxes imposed on any other party thereto as a result of the failure of the distribution or certain internal transactions to qualify as tax-favored transactions under the Code if such failure is attributable to certain post-distribution actions taken by or in respect of the responsible party or its shareholders, regardless of whether the actions occur more than two years after the distribution, the other parties consent to such actions or the responsible party obtains a favorable letter ruling or opinion of tax counsel as described above. For example, we would be responsible for a third party's acquisition of us at a time and in a manner that would cause such failure. These restrictions may prevent us from entering into transactions which might be advantageous to our shareholders and noteholders.

  Increased demands on our management team as a result of the spin-offs could distract management's attention from operating the business.

        The complexity of the spin-off of our healthcare and electronics businesses will require a substantial amount of management and operational resources, as well as the use of several cross-functional project teams. Our financial condition, results of operations and cash flows may be adversely affected during the transition period.

Risk Related to Corporate Governance

  We are subject to governmental investigations that might have serious consequences.

        We are now, and believe that in light of the current U.S. governmental contracting environment we will continue to be, the subject of one or more U.S. governmental investigations. If we or one of our business units were charged with wrongdoing as a result of any U.S. governmental investigations, including violation of certain environmental or export laws, we could be suspended from bidding on or receiving awards of new U.S. governmental contracts pending the completion of legal proceedings. If convicted or found liable, we could be subject to fines, penalties, repayments and treble and other damages. Any contracts found to be tainted by fraud could be voided by the U.S. government. The U.S. government also reserves the right to prohibit a contractor from receiving new governmental contracts for fraudulent, criminal or other seriously improper conduct. Independently, failure to comply with U.S. laws and regulations related to the export of goods and technology outside the United States could result in civil or criminal penalties and suspension or termination of our export privileges.

Risks Relating to Actions of Our Former Senior Corporate Management

  Pending litigation could have a material adverse effect on our liquidity and financial condition.

        As a result of actions taken by our former senior corporate management, Tyco International, some members of our former senior corporate management, current and former members of our board of directors and our current Chief Executive Officer, former Chief Financial Officer and former General Counsels are named defendants in a number of purported class actions alleging violations of certain disclosure provisions of the federal securities laws. Tyco International, certain of our current and former employees, some members of our former senior corporate management and some former members of the board of directors of Tyco International also are named as defendants in several ERISA class actions. On May 14, 2007, we entered into a proposed settlement with respect to most of the class actions. We generally are obligated to indemnify our directors and officers and our former directors and officers who are also named as defendants in some or all of these matters to the extent required by Bermuda law. In addition, our insurance carriers may decline coverage, or our coverage may be insufficient to cover our expenses and liability, in some or all of these matters. We are unable at this time to estimate what our ultimate liability in these matters may be, and it is possible that we will be required to pay judgments or settlements and incur expenses, in excess of any insurance coverage, in aggregate amounts that would have a material adverse effect on our financial condition, results of operations and cash flows. At this time, we cannot estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of all of these matters or from a failure to consummate the proposed settlement on the agreed terms.

  Continued scrutiny resulting from ongoing governmental investigations may have an adverse effect on our business.

        We and others have received subpoenas and requests from the SEC, the U.S. Department of Labor, the General Service Administration and others seeking the production of voluminous documents in connection with various investigations into our governance, management, operations, accounting and related controls. Certain current and former employees in ADT Worldwide received subpoenas from the SEC's Division of Enforcement seeking testimony related to past accounting practices regarding the ADT dealer connect fees. As previously reported in our periodic filings, these practices have been discontinued. The U.S. Department of Labor is investigating us and the administrators of certain of our benefit plans. At this time, we cannot predict when these investigations will be completed, nor can we predict what the results of these investigations may be. It is possible that we will be required to pay material fines, consent to injunctions on future conduct, lose the ability to conduct business with governmental instrumentalities, which in turn could negatively affect our business with non-governmental customers, or suffer other penalties or adverse impacts, each of which could have a material adverse effect on our business. We cannot provide assurance that the effects and results of these or other investigations will not be material and adverse to our financial condition, results of operations and cash flows.

  Examinations and audits by tax authorities, including the Internal Revenue Service, could result in additional tax payments for prior periods.

        We and our subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the Internal Revenue Service, have raised issues and proposed tax adjustments. We are reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest that management has assessed as probable and estimable have been recorded through the income tax provision, equity or goodwill, as appropriate. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional income taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these liabilities in light of changing facts and circumstances. Due to the complexity of some of these uncertainties, however, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities.

        The IRS continues to audit the 1997 through 2000 years. In 2004 we submitted to the IRS proposed adjustments to these prior period U.S. federal income tax returns, resulting in a reduction in the taxable income previously filed. During 2006, the IRS accepted substantially all of the proposed adjustments. Also during 2006, we developed proposed amendments to U.S. federal income tax returns for additional periods through 2002. On the basis of previously accepted amendments, we have determined that acceptance of these adjustments is probable and, accordingly, have recorded them in the Consolidated Financial Statements. Such adjustments did not have a material impact on our financial condition, results of operations or cash flows.

        We have yet to complete proposed amendments to our U.S. federal income tax returns for periods subsequent to 2002, which will primarily reflect the roll forward through 2006 of the amendments for the periods 1997 to 2002. When our tax return positions are updated, additional adjustments may be identified and recorded in the Consolidated Financial Statements. While the final adjustments cannot be determined until the income tax return amendment process is completed, we believe that any resulting adjustments will not have a material impact on our financial condition, results of operations or cash flows.

  Material adverse legal judgments, fines, penalties or settlements could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes and other outstanding indebtedness.

        We estimate that our available cash, cash flow from operations and anticipated borrowings in connection with the spin-offs of Covidien and Tyco Electronics will be adequate to fund our operations and service our debt for the foreseeable future. Although we have yet to determine the method of funding the escrow payment of $2.975 billion in connection with the class action settlement, our estimate assumes the need to make such escrow payment. It does not, however, assume the need to make any other material payments in connection with other pending litigation or investigations. Any material adverse legal judgments, fines, penalties or settlements arising from our pending investigations and litigation could require additional funding. If such developments require us to obtain additional funding, we cannot assure you that we will be able to obtain the additional funding that we need on commercially reasonable terms or at all, which could have a material adverse effect on our financial condition, results of operations and cash flows.

        Such an outcome could have important consequences. For example, it could:

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes, including debt reduction or dividend payments;

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  increase our vulnerability to general adverse economic and industry conditions;

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  limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

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  restrict our ability to introduce new technologies or exploit business opportunities;

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  make it more difficult for us to satisfy our payment obligations with respect to the notes and other outstanding indebtedness; and

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  increase the difficulty and cost to us of refinancing the notes and our indebtedness.

  Additional negative publicity may adversely affect our business.

        As a result of actions taken by our former senior corporate management, we were the subject of continuing negative publicity focusing on these actions. This negative publicity contributed to significant declines in the prices of our publicly-traded securities in 2002 and brought increased regulatory scrutiny upon us. Additional negative publicity related to former senior corporate management's actions could have a material adverse effect on our financial condition, results of operations and cash flows and the market price of our publicly-traded securities.

  Our senior corporate management team is required to devote significant attention to matters arising from actions of prior management.

        We replaced our senior corporate executives with a new team during 2002 through 2004, and all of the former members of our board of directors determined not to stand for reelection in March 2003. A new board of directors was elected at our annual general meeting of shareholders in March 2003. We cannot assure you that this major restructuring of our board of directors and senior management team, and the accompanying distractions related to matters arising from the actions of prior management will not adversely affect our financial condition, results of operations and cash flows.

Risks Relating to Our Jurisdictions of Incorporation

  Legislation and negative publicity regarding Bermuda companies could increase our tax burden and adversely affect our financial condition, results of operations and cash flows.

  Tax Legislation

        The U.S. Congress has in the past considered legislation affecting the tax treatment of U.S. companies that have undertaken certain types of expatriation transactions. In October 2004, the U.S. Congress enacted such legislation, which did not, however, retroactively apply to us. Legislation passed by the U.S. Senate on November 18, 2005 would have modified parts of the American Jobs Creation Act of 2004, but did not become law. We anticipate that various U.S. Treasury Department studies will be released and tax proposals will be introduced in the U.S. Congress in the future and cannot assure you that these proposals would not have adverse effects on us if enacted. Such adverse effects could include substantially reducing the tax benefits of our corporate structure, materially increasing our tax burden or otherwise adversely affecting our financial condition, results of operations and cash flows.

  Negative Publicity

        There is continuing negative publicity regarding, and criticism of, U.S. companies' use of, or relocation to, offshore jurisdictions, including Bermuda. As a Bermuda company, this negative publicity could harm our reputation and impair our ability to generate new business if companies or governmental agencies decline to do business with us as a result of any perceived negative public image of Bermuda companies or the possibility of our customers receiving negative media attention from doing business with a Bermuda company.

  Legislation Relating to Governmental Contracts

        We continue to assess the potential impact of various U.S. federal and state legislative proposals that would deny governmental contracts to U.S. companies that move their corporate location abroad. The legislative proposals could cover the 1997 acquisition of Tyco International Ltd., a Massachusetts corporation, by ADT Limited, a Bermuda public company, as a result of which ADT changed its name to Tyco International Ltd. and became our parent company. We are unable to predict the likelihood or final form in which any such proposed legislation might become law, the nature of regulations that may be promulgated under any future legislative enactments, or the effect such enactments and increased regulatory scrutiny may have on our business.

  Bermuda and Luxembourg laws differ from the laws in effect in the United States and may afford less protection to holders of our securities.

        It may not be possible to enforce court judgments obtained in the United States against us in Bermuda, or against TIFSA in Luxembourg, based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Bermuda or Luxembourg would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States currently does not have a treaty with either Bermuda or Luxembourg providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Bermuda or Luxembourg.

        As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda, which differs in some material respects from laws generally applicable to United States corporations and shareholders, including, among others, differences relating to interested director and officer transactions, shareholder lawsuits and indemnification. Likewise, the duties of directors and officers of a Bermuda company are generally owed to the company only. Shareholders of Bermuda companies do not generally have a personal right of action against directors or officers of the company and may only exercise such rights of action on behalf of the company in limited circumstances. Under Bermuda law, a company may also agree to indemnify directors and officers for any personal liability, not involving fraud or dishonesty, incurred in relation to the company.

        As a Luxembourg company, TIFSA is governed by the law of August 10, 1915, on commercial companies, as amended, and its articles of association. The 1915 Law differs in some material respects from laws generally applicable to U.S. corporations and shareholders including, differences relating to interested directors transactions, minority shareholder rights, shareholder lawsuits and shareholder indemnification. Under Luxembourg law, any director having an interest in a transaction submitted for approval to the board of directors conflicting with that of the company shall be obliged to advise the board thereof and to cause a record of his statement to be included in the minutes of the meeting. The director may not take part in these deliberations. At the next following general meeting of shareholders, before any other resolution is put to vote, a special report shall be made on any transactions in which any of the directors may have had an interest conflicting with that of the company.

        The duties of directors of a Luxembourg company are also generally owed to the company only. Except under certain limited circumstances, shareholders of a Luxembourg company do not generally have a personal right of action against the directors. Under Luxembourg law, a company may indemnify its directors for personal liability related to the exercise of their functions of director. Such indemnity typically does not apply in cases of fraud and criminal acts.

        Due to the nature of Luxembourg's insolvency laws, the ability of the holders of the notes to protect their interests may be more limited than would be the case under U.S. bankruptcy laws. In the event of a winding up of TIFSA, the notes will be paid after payment of all secured debts, the cost of liquidation and certain debts of TIFSA that are entitled to priority under Luxembourg law. Such preferential debts include the following:

  •
  money owed to Luxembourg tax authorities, for example, in respect of income tax deducted at source;

  •
  value-added tax and certain other taxes and duties owed to Luxembourg Customs and Excise;

  •
  social security contributions; and

  •
  remuneration owed to employees.

        If the bankruptcy administrator can show that "preference" has been given to any person by defrauding rights of creditors generally regardless of when the transaction giving fraudulent preference to a party occurred or if certain "abnormal" transactions have been effected during a relevant suspect period of six months plus ten days prior to the date of bankruptcy, a court has the power, among other things, to void the preferential or abnormal transaction. This provision of Luxembourg insolvency law may affect transactions entered into or payments made by TIFSA during the period before liquidation or administration.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this prospectus, including in the sections entitled "Summary," "Risk Factors," "The Spin-offs," "Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations" and "Business," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "should" or the negative of these terms or similar expressions.

        Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

        The risk factors discussed in "Risk Factors" could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business.

THE SPIN-OFFS

General

        On January 13, 2006, we announced that our board of directors had approved a plan to separate Tyco International into three independent, publicly-traded companies: one for our healthcare businesses (Covidien); one for our electronics businesses (Tyco Electronics); and one for our fire and security and engineered products and services businesses (Tyco International). The spin-offs will occur through distributions to our shareholders of all of the common shares of Covidien and Tyco Electronics. We will continue to own and operate the fire and security and engineered products and services businesses after the distributions.

        Our board of directors and our senior leadership, in consultation with financial and legal advisors, evaluated a broad range of strategic alternatives to the proposed spin-offs, including the continuation of our current operating strategy, the sale of select businesses and the spin-off of only one of our businesses. Our management and board of directors concluded that separating into three businesses would be the best way to position each of these companies for sustained growth and value creation.

        Since January 2006, our board of directors met numerous times with and without members of our senior management team to discuss the spin-offs. In these meetings, our board of directors considered, among other things, the benefits to the businesses and to Tyco International's shareholders that are expected to result from the spin-offs, the capital allocation strategies and dividend policies for the separated companies, the allocation of our existing assets, liabilities and businesses among the separated companies, the terms of certain commercial relationships among the separated companies that will exist following the spin-offs, the corporate governance arrangements that will be in place at each company following the spin-offs and the appropriate members of senior management at each company following the spin-offs.

        The distributions of the common shares of Covidien and Tyco Electronics are being made in furtherance of the spin-offs. On                        , 2007, the distribution date, each of our shareholders will receive            common shares of Covidien for each common share of Tyco International and            common shares of Tyco Electronics for each common share of Tyco International held at the close of business on the record date, as described below. Immediately following the distributions, our shareholders will own 100% of the outstanding common shares of Covidien and Tyco Electronics.

Reasons for the Spin-offs

        Our board of directors regularly reviews the various businesses that we conduct to ensure that our resources are being put to use in a manner that is in the best interests of Tyco International and its shareholders. Over the last several years, we have achieved increased revenues and earnings. During that time, however, we concluded that operating as a conglomerate made it difficult for analysts and the market generally to understand our real value and have found that any real or perceived negative issue at any one of our business units has usually obscured the performance of Tyco International as a whole. Our board of directors evaluated a number of strategic alternatives to increase value and concluded that the spin-offs would be the most feasible and the most financially attractive approach. Our board of directors believes that creating independent, focused companies is the best way to unlock the full value of our businesses in both the short and long term. There will be one company for our electronics businesses, one company for our healthcare businesses and a third company for our fire and security and engineered products and services businesses.

        We believe that the spin-offs of our businesses provide each separated company with certain opportunities and benefits. The following are some of the opportunities and benefits that our board of directors considered in approving the spin-offs:

  •
  Each separated company will be able to focus on its core business and growth opportunities, which will allow each separated company to respond more quickly and efficiently to developments in the industry in which it operates. In addition, after the spin-offs, the businesses within each company will no longer need to compete internally for capital with businesses operating in other industries.

  •
  The management of each separated company will be able to design and implement corporate policies and strategies that are based primarily on the business characteristics of that company and to concentrate its financial resources wholly on its own operations.

  •
  The spin-offs will provide investors with three investment options that may be more attractive to investors than the investment option of one combined company. Investors will have the opportunity to invest individually in each of the independent, publicly-traded companies. Our board of directors believes that certain investors may want to invest in companies that are focused on one industry or group of industries and that the demand for the independent, publicly-traded companies by such investors may increase the demand for each company's shares relative to the demand for our shares. The spin-offs are intended to reduce the complexities surrounding investor understanding and give current investors in Tyco International the ability to choose how to diversify their Tyco International holdings.

  •
  Each independent, publicly-traded company will have a capital structure designed to meet its needs.

  •
  Although there can be no assurance, we believe that, over time, following the spin-offs, the common shares of the independent, publicly-traded companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if we were not to complete the spin-offs. Our board of directors believes that this increase in the market value of the common shares, if achieved, should permit each independent, publicly-traded company to effect acquisitions with common shares in a manner that preserves capital with less dilution of the existing shareholders' interests than would occur by issuing pre-distribution Tyco International common shares.

  •
  The spin-offs will permit the creation of equity securities, including options and restricted share units, for each of the independent, publicly-traded companies with a value that is expected to reflect more closely the efforts and performance of each company's management. These equity securities should enable each independent, publicly-traded company to provide incentive compensation arrangements for its key employees that are directly related to the market performance of each company's common shares. We believe these equity-based compensation arrangements should provide enhanced incentives for performance and improve the ability of each company to attract, retain and motivate qualified personnel.

        Our board of directors considered a number of potentially negative factors in evaluating the spin-offs, including the decreased capital available for investment, the loss of synergies from operating as one company, potential disruptions to the businesses as a result of the spin-offs, the potential effect of the spin-offs on the anticipated credit ratings of the separated companies, risks associated with refinancing our debt, risks of being unable to achieve the benefits expected from the spin-offs, the reaction of our shareholders to the spin-offs, the risk that the plan of execution might not be completed and the one-time and ongoing costs of the spin-offs. Our board of directors concluded that the potential benefits of the spin-offs outweighed these factors.

        In view of the wide variety of factors considered in connection with the evaluation of the spin-offs and the complexity of these matters, our board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered.

        Our board of directors will receive an opinion from Duff & Phelps to the effect that Tyco International, Covidien and Tyco Electronics each will be solvent and adequately capitalized immediately after the distribution and an opinion from Appleby Hunter Bailhache that Tyco

International has sufficient surplus under Bermuda law to declare the dividends of Covidien and Tyco Electronics common shares.

Results of the Spin-offs

        After the spin-offs of Covidien and Tyco Electronics from Tyco International, they will be independent, publicly-traded companies. Immediately following the distribution, Covidien and Tyco Electronics expect to have approximately            shareholders of record, based on the number of registered holders of Tyco International common shares on                         , 2007, and approximately             million outstanding common shares each. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Tyco International options between the date our board of directors declares the dividend for the distribution and the record date for the distribution. The distribution will not affect any rights of our shareholders. We anticipate, however, that we will, if approved by our Board of Directors, execute a four-for-one reverse share split effective on the date of the distribution, as a result of which four Tyco International shares will be converted into one share.

        Before the spin-offs, we will enter into a Separation and Distribution Agreement and other agreements with Covidien and Tyco Electronics to effect the spin-offs and provide a framework for our relationships with Covidien and Tyco Electronics after the spin-offs. These agreements will govern the relationships among Covidien, Tyco Electronics and us subsequent to the completion of the spin-offs and provide for the allocation among Covidien, Tyco Electronics and us of our assets, liabilities and obligations attributable to periods prior to the spin-offs of Covidien and Tyco Electronics from Tyco International. The Separation and Distribution Agreement, in particular, requires Covidien and Tyco Electronics to assume a portion of certain of our contingent corporate liabilities and establishes the amount of the debt that each separated company initially will incur.

        For a more detailed description of these agreements, see "Relationship with Covidien and Tyco Electronics."

  Certain U.S. Federal Income Tax Consequences if the Internal Transactions are Taxable

        If, notwithstanding the conclusions in the private letter rulings and the opinions of McDermott Will & Emery LLP, it is ultimately determined that certain internal transactions undertaken in anticipation of the spin-offs do not qualify for favorable tax treatment, we, Covidien and Tyco Electronics would incur significant tax liabilities.

  Certain Consequences under the Tax Sharing Agreement if the Distribution or the Internal Transactions are Taxable

        In connection with the distribution, we, Covidien and Tyco Electronics will enter into a Tax Sharing Agreement pursuant to which we, Covidien and Tyco Electronics will agree to be responsible for certain tax liabilities and obligations following the distribution. Our indemnification obligations will include a covenant to indemnify Covidien and Tyco Electronics for any taxes and costs that they incur as a result of any action, misrepresentation or omission by us that causes the distribution or internal transactions undertaken in anticipation of the spin-offs to fail to qualify for favorable tax treatment under the Code. In addition, Covidien and Tyco Electronics will each similarly agree to indemnify us for any taxes or costs that each of them causes us to incur as a result of each of their actions, misrepresentations or omissions that causes the distribution or internal transactions to fail to qualify for favorable tax treatment under the Code. We also will be responsible for 27% of any taxes resulting from the failure of the distribution or certain internal transactions to qualify for favorable tax treatment under the Code, which failure is not due to the actions, misrepresentations or omissions of Covidien, Tyco Electronics or Tyco International.

        We have received private letter rulings from the Internal Revenue Service substantially to the effect that, for U.S. federal income tax purposes, the distribution will qualify as tax-free to us and our shareholders under Sections 368(a)(1)(D) and 355 of the Code. In addition to obtaining the private letter rulings, we expect to obtain opinions from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the distribution and certain internal transactions.

Conditions to the Distribution

        We expect that the distribution will be effective on                        , 2007, the distribution date, provided that, among other conditions described in this prospectus, the following conditions shall have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by us:

  •
  The Securities and Exchange Commission shall have declared effective the Covidien and Tyco Electronics registration statements on Form 10 under the Securities Exchange Act of 1934, no stop order relating to the registration statements shall be in effect and the information statements contained therein shall have been mailed to holders of Tyco International common shares.

  •
  All permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other non-U.S. jurisdictions in connection with the distribution shall have been received.

  •
  We shall have received the opinion discussed above under "Certain U.S. Federal Income Tax Consequences if the Internal Transactions are Taxable" from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the distribution for U.S. federal income tax purposes.

  •
  Covidien and Tyco Electronics shall have entered into various syndicated credit facilities and such facilities shall have become effective.

  •
  The listing of Covidien and Tyco Electronics common shares on the NYSE shall have been approved, subject to official notice of issuance.

  •
  Our board of directors shall have received an opinion from Duff & Phelps to the effect that Tyco International, Covidien and Tyco Electronics each will be solvent and adequately capitalized immediately after the distribution, and an opinion of Appleby Hunter Bailhache that, upon the distribution, the Covidien and Tyco Electronics common shares will be fully paid, freely transferable and non-assessable.

  •
  All material governmental approvals and other consents necessary to consummate the distribution shall have been received.

  •
  No order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

        The fulfillment of the foregoing conditions does not create any obligation on our part to effect the distribution. Our board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. We have the right not to complete the distribution if, at any time, our board of directors determines, in its sole discretion, that the distribution is not in the best interests of Tyco International or its shareholders or that market conditions are such that it is not advisable to spin-off the healthcare or electronics businesses from Tyco International.

Opinion of Duff & Phelps

        In connection with the spin-offs, Duff & Phelps will provide our board of directors with a solvency opinion regarding Covidien, Tyco Electronics and us. We expect that Duff & Phelps will confirm its opinion immediately prior to the completion of the spin-offs. We expect the full text of Duff & Phelps' solvency opinion will set forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Duff & Phelps in connection with the opinion. Duff & Phelps will provide its opinion for the information and assistance of our board of directors in connection with its consideration of the spin-offs.

        As background for its analysis, Duff & Phelps met with key members of our management to discuss, in detail, the history, current operations and future outlook for Covidien, Tyco Electronics and us. Duff & Phelps' financial analysis and related solvency opinion is based on available historical financial statements and operating data for Tyco International provided by our management and its advisors, an estimate of the post-spin-off cash balance of Tyco International provided by our management or otherwise publicly available sources of information. Duff & Phelps reviewed transaction documentation relating to the spin-offs, including this prospectus. Duff & Phelps reviewed industry and comparative public company financial data, to the extent available, obtained from published or other available sources. Duff & Phelps agreed to use generally accepted valuation and analytical techniques as the basis for its analysis and solvency opinion.

        With regard to the rendering of its solvency opinion, we asked Duff & Phelps to determine whether:

  •
  each of the fair value and the present fair realizable value of the aggregate assets of each of Covidien, Tyco Electronics and us exceeds and will exceed, both immediately before and immediately after and giving effect to the spin-offs, the sum of their respective liabilities, including contingent liabilities identified to Duff & Phelps and, with respect to us, our statutory capital;

  •
  each of the fair value and the present fair realizable value of the aggregate assets of each of Covidien, Tyco Electronics and us exceeds and will exceed, both immediately before and immediately after and giving effect to the spin-offs, the amount that is or will be required to pay all of their respective debts, including contingent liabilities identified to Duff & Phelps, as such debts mature or otherwise become absolute or due;

  •
  each of Covidien, Tyco Electronics and we are and will be able to pay their respective debts, including contingent liabilities identified to Duff & Phelps, as such debts mature or otherwise become absolute or due; and

  •
  each of Covidien, Tyco Electronics and we do not and will not have, both immediately before and immediately after and giving effect to the spin-offs, unreasonably small capital.

        For the purposes of the solvency opinion, the term "present fair realizable value" means the amount that may be realized by an independent willing seller from an independent willing buyer if each of Covidien's, Tyco Electronics' and our aggregate or total assets, including goodwill, are sold with reasonable promptness in an arm's-length transaction under current conditions for the sale of assets of such business in an existing and not theoretical market. The phrase "does not have unreasonably small capital" refers to the ability of each of Covidien, Tyco Electronics and us to continue as going concerns and not lack sufficient capital for the businesses in which they or we are engaged, and will be engaged, as management has indicated such businesses are now conducted and are proposed to be conducted and their current and anticipated needs, including the contingent liabilities identified to Duff & Phelps, in each case without reasonable forseeability of insolvency. The term "statutory capital" means the sum of the number of shares outstanding multiplied by the par value of those shares, and the share premium, which consists of the value of cash or assets received by each of Covidien, Tyco Electronics and us in connection with the spin-offs, over and above the par value of those shares (unless a distribution from such share premium is authorized by a vote of our shareholders as provided for in the Bermuda Companies Act).

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown. For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, minority interest and cumulative effect of accounting changes, fixed charges and amortization of capitalized interest. Fixed charges consist of interest expense (before interest is capitalized), amortization of debt premiums and discounts, capitalized expenses related to indebtedness and one-third of rent expense, which represents an appropriate interest factor on operating leases.

	For the Six Months Ended			Fiscal
	Pro forma for the Spin-offs and the Financing	Historical		Pro forma for the Spin-offs and the Financing	Historical
	March 30, 2007	March 30, 2007	March 31, 2006	2006	2006	2005	2004	2003	2002(1)
Ratio of earnings to fixed charges		5.84	5.61		6.06	4.82	4.23	2.04	—

(1)
In fiscal 2002, fixed charges exceeded earnings by $2,947 million.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the notes will be approximately $            , after deducting the underwriters' discount and estimated offering expenses. We intend to use the net proceeds of this offering to repay indebtedness. We will disclose the amount, rate and maturity of any indebtedness to be repaid once we have identified such indebtedness.

CAPITALIZATION

        The following table presents, as of March 30, 2007, our consolidated capitalization on a historical basis, and on an unaudited pro forma basis (i) for the spin-offs and (ii) for the financing. Pro forma for the financing includes the effect of the issuance of the notes offered hereby, and the use of the anticipated proceeds of this offering. The spin-offs of Covidien and Tyco Electronics and the related transactions and events are described in the notes to our Unaudited Pro Forma Condensed Consolidated Balance Sheet under the Unaudited Pro Forma Condensed Consolidated Financial Statements as if the spin-offs and the related transactions and events had been consummated on March 30, 2007.

        You should read the capitalization table below together with "Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations" and the "Unaudited Pro Forma Condensed Consolidated Financial Statements."

        The capitalization table below should not be construed to be indicative of our capitalization or financial condition had the spin-offs of Covidien and Tyco Electronics and the related transactions and events been completed on the date assumed. Additionally, the capitalization table does not reflect the impact of financing the class action settlement. We expect to finance all or a portion of our share of the class action settlement with debt, the amount and terms of which have not yet been determined.

	As of March 30, 2007
	Historical	Pro Forma for the Spin-Offs	Pro Forma for the Spin-offs and the Financing
Debt:
Current maturities of long-term debt	$1,853	$750	$
Long-term debt	8,609	3,250

Total debt	10,462	4,000
Minority interest	35	16
Shareholders' equity	36,861	16,064

Total capitalization	$47,358	$20,080	$

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        The following Unaudited Pro Forma Condensed Consolidated Financial Statements were derived from our Historical Consolidated Financial Statements incorporated by reference herein, and give effect to the spin-offs of Covidien and Tyco Electronics and the related financing transactions described in the notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements, as applicable. The following Unaudited Pro Forma Condensed Consolidated Financial Statements should be read together with our Historical Consolidated Financial Statements and accompanying notes, incorporated by reference in this prospectus, as well as "Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations".

        The Unaudited Pro Forma Consolidated Statements of Income for the six months ended March 30, 2007 and March 31, 2006 and fiscal 2006, 2005 and 2004 present our results of operations assuming the spin-offs had been completed as of October 1, 2003, the first day of fiscal 2004 and assuming the financing had been completed as of October 1, 2005, the first day of fiscal 2006. The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 30, 2007 presents our consolidated financial position assuming that the spin-offs and the financing had been completed on that date. Specifically, the pro forma adjustments include giving effect to the following:

  •
  the distribution of the common shares of our healthcare and electronics businesses to our shareholders, on a pro rata basis, through a tax-free dividend and other adjustments resulting from the spin-offs; and

  •
  the financing adjustments related to the assignment or repayment of existing debt and/or the issuance of new public debt.

        We believe the assumptions used and pro forma adjustments derived from such assumptions, are reasonable under the circumstances and are based upon currently available information. Such adjustments are subject to change based upon the finalization of the terms of the spin-offs and the financing agreements.

        These Unaudited Pro Forma Condensed Consolidated Financial Statements are not necessarily indicative of our results of operations or financial condition had the spin-offs and the related financing transactions been completed on the dates assumed. Additionally, these statements are not necessarily indicative of our future results of operations or financial condition.

        The Unaudited Pro Forma Consolidated Statements of Income do not reflect material non-recurring charges, which we anticipate will affect the Consolidated Statement of Income within 12 months following the distribution date. The most significant of these charges are transaction costs related to completing the spin-offs. We currently estimate that the income statement charges will be at the high end of our previously disclosed range of $1.2 billion to $1.6 billion after-tax. The Unaudited Pro Forma Condensed Balance Sheet and Note (l) thereto reflect the impact of these non-recurring charges.

        The Unaudited Pro Forma Condensed Consolidated Financial Statements do not reflect the class action settlement entered into on May 14, 2007. The class action settlement will result in Tyco International recording a charge to expense which is not expected to have a tax benefit and a current liability of $2.975 billion in its fiscal third quarter. Under the terms of the Separation and Distribution Agreement that will be entered into in connection with the spin-offs, Tyco International, Covidien and Tyco Electronics will share in the liability, with Tyco International assuming 27%, Covidien 42% and Tyco Electronics 31% of the total amount. We expect to finance all or a portion of our share of the class action settlement with debt, the amount and terms of which have not yet been determined.

        In addition, we anticipate that we may incur a pre-tax charge of approximately $100 million, which includes approximately $65 million in Fire Protection Services and approximately $35 million in ADT Worldwide, for the estimated amount of goodwill that we anticipate may be impaired as a result of the Company's reorganization to a new management and segment reporting structure in connection with the spin-offs. As part of these organizational changes, we are assessing new reporting units and conducting valuations to determine assignment of goodwill to the new reporting units based on their estimated relative fair values. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations" for further discussion of expected future segments and reporting units. We have conducted a preliminary assessment and test of the recoverability of goodwill based on the new management and reporting unit structure. The preliminary goodwill reallocation and subsequent recoverability assessment indicated that the net assets in certain reporting units will likely be in excess of the related fair values. This assessment was conducted based on currently available information at the time the assessment was performed, assuming the reorganization to a new management and reporting structure occurred on March 30, 2007. The assessment relied on a number of preliminary assumptions that will be revised to reflect the market conditions at the time of the final assessment. At the time of the organizational changes when these assessments actually occur, a charge, if any, could be materially different than the estimate provided herein. As such, this charge and the related balance sheet effect are not reflected in the Unaudited Pro Forma Condensed Consolidated Financial Statements.

 TYCO INTERNATIONAL LTD.
PRO FORMA CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
For The Six Months Ended March 30, 2007
(dollars in millions, except per share data)

		Pro Forma Adjustments
									Pro Forma for the Spin-offs and the Financing
	Historical	Distribution of Healthcare Businesses(a)	Distribution of Electronics Businesses(a)	Other Adjustments		Pro Forma for the Spin-Offs	Financing Adjustments
Revenue from product sales	$17,215	$(4,949)	$(6,520)	$—		$5,746	$		$
Service revenue	3,952	(34)	(99)	—		3,819

Net revenue	21,167	(4,983)	(6,619)	—		9,565
Cost of product sales	11,764	(2,751)	(4,859)	—		4,154
Cost of services	2,382	(19)	(71)	—		2,292
Selling, general and administrative expenses	4,319	(1,093)	(767)	—		2,459
Separation costs	191	(4)	—	(130	)(b)	57
Restructuring, asset impairment and divestiture charges, net	175	(29)	(25)	—		121

Operating income	2,336	(1,087)	(897)	130		482
Interest income	80	(19)	(29)	—		32
Interest expense	(327)	78	118	—		(131)		(c)
Other income, net	9	(7)	—	—		2

Income from continuing operations before income taxes and minority interest	2,098	(1,035)	(808)	130		385
Income taxes	(513)	230	254	(17	)(b)	(46)		(d)
Minority interest	(5)	1	3	—		(1)

Income from continuing operations	$1,580	$(804)	$(551)	$113		$338	$		$

Basic earnings per share from continuing operations(m)	$0.80					$0.68
Diluted earnings per share from continuing operations(m)	$0.78					$0.67
Weighted-average number of shares outstanding(m)(n):
Basic	1,977					494
Diluted	2,029					507

See Notes to Pro Forma Consolidated Financial Statements.

 TYCO INTERNATIONAL LTD.
PRO FORMA CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
For The Six Months Ended March 31, 2006
(dollars in millions, except per share data)

		Pro Forma Adjustments
	Historical	Distribution of Healthcare Businesses(a)	Distribution of Electronics Businesses(a)	Other Adjustments		Pro Forma for the Spin-Offs
Revenue from product sales	$15,833	$(4,664)	$(5,938)	$—		$5,231
Service revenue	3,851	(32)	(104)	—		3,715

Net revenue	19,684	(4,696)	(6,042)	—		8,946
Cost of product sales	10,675	(2,629)	(4,358)	—		3,688
Cost of services	2,379	(14)	(77)	—		2,288
Selling, general and administrative expenses	3,987	(941)	(709)	—		2,337
Separation costs	33	—	—	(20	)(b)	13
Restructuring, asset impairment and divestiture charges, net	(22)	40	(10)	—		8

Operating income	2,632	(1,152)	(888)	20		612
Interest income	70	(17)	(25)	—		28
Interest expense	(376)	91	136	—		(149)
Other expense, net	(3)	3	—	—		—

Income from continuing operations before income taxes and minority interest	2,323	(1,075)	(777)	20		491
Income taxes	(533)	238	174	(1	)(b)	(126)
				(4	)(k)
Minority interest	(4)	1	3	—		—

Income from continuing operations	$1,786	$(836)	$(600)	$15		$365

Basic earnings per share from continuing operations(m)	$0.89					$0.73
Diluted earnings per share from continuing operations(m)	$0.86					$0.71
Weighted-average number of shares outstanding(m)(n):
Basic	2,011					503
Diluted	2,109					527

See Notes to Pro Forma Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
PRO FORMA CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
For The Fiscal Year Ended September 29, 2006
(dollars in millions, except per share data)

		Pro Forma Adjustments
									Pro Forma for the Spin-offs and the Financing
	Historical	Distribution of Healthcare Businesses(a)	Distribution of Electronics Businesses(a)	Other Adjustments		Pro Forma for the Spin-Offs	Financing Adjustments
Revenue from product sales	$33,146	$(9,579)	$(12,515)	$—		$11,052	$		$
Service revenue	7,792	(62)	(208)	—		7,522

Net revenue	40,938	(9,641)	(12,723)	—		18,574
Cost of product sales	22,503	(5,392)	(9,203)	—		7,908
Cost of services	4,773	(31)	(164)	—		4,578
Selling, general and administrative expenses	7,984	(1,931)	(1,454)	—		4,599
Separation costs	169	(2)	(3)	(115	)(b)	49
(Gains) losses on divestitures	(44)	48	(2)	—		2
Restructuring and other charges, net	20	—	(9)	—		11
Impairment of long-lived assets	7	(4)	(1)	—		2
In-process research and development	63	(63)	—	—		—

Operating income	5,463	(2,266)	(1,887)	115		1,425
Interest income	133	(32)	(48)	—		53
Interest expense	(709)	171	257	—		(281)		(c)
Other expense, net	(11)	12	(1)	—		—

Income from continuing operations before income taxes and minority interest	4,876	(2,115)	(1,679)	115		1,197
Income taxes	(920)	516	113	(13	)(b)	(314)		(d)
				(10)	(k)
Minority interest	(8)	1	6	—		(1)

Income from continuing operations	$3,948	$(1,598)	$(1,560)	$92		$882	$		$

Basic earnings per share from continuing operations(m)	$1.96					$1.76
Diluted earnings per share from continuing operations(m)	$1.91					$1.72
Weighted-average number of shares outstanding(m)(n):
Basic	2,010					503
Diluted	2,084					521

See Notes to Pro Forma Consolidated Financial Statements

TYCO INTERNATIONAL LTD.
PRO FORMA CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
For The Fiscal Year Ended September 30, 2005
(dollars in millions, except per share data)

		Pro Forma Adjustments
	Historical	Distribution of Healthcare Businesses(a)	Distribution of Electronics Businesses(a)	Other Adjustments		Pro Forma for the Spin-Offs
Revenue from product sales	$31,533	$(9,477)	$(11,620)	$—		$10,436
Service revenue	7,750	(66)	(184)	—		7,500

Net revenue	39,283	(9,543)	(11,804)	—		17,936
Cost of product sales	20,804	(5,040)	(8,465)	—		7,299
Cost of services	4,761	(32)	(180)	—		4,549
Selling, general and administrative expenses	8,226	(2,108)	(1,292)	—		4,826
(Gains) losses on divestitures	(274)	(5)	301	—		22
Restructuring and other charges, net	5	(3)	14	—		16
Impairment of long-lived assets	6	(3)	(1)	—		2

Operating income	5,755	(2,352)	(2,181)	—		1,222
Interest income	123	(30)	(44)	—		49
Interest expense	(814)	196	293	—		(325)
Other expense, net	(911)	250	365	—		(296)

Income from continuing operations before income taxes and minority interest	4,153	(1,936)	(1,567)	—		650
Income taxes	(1,035)	604	401	(10	)(k)	(40)
Minority interest	(8)	—	6	—		(2)

Income from continuing operations	$3,110	$(1,332)	$(1,160)	$(10)		$608

Basic earnings per share from continuing operations(m)	$1.55					$1.21
Diluted earnings per share from continuing operations(m)	$1.47					$1.18
Weighted-average number of shares outstanding(m)(n):
Basic	2,012					503
Diluted	2,167					542

See Notes to Pro Forma Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
PRO FORMA CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
For The Fiscal Year Ended September 30, 2004
(dollars in millions, except per share data)

		Pro Forma Adjustments
	Historical	Distribution of Healthcare Businesses(a)	Distribution of Electronics Businesses(a)	Other Adjustments		Pro Forma for the Spin-Offs
Revenue from product sales	$29,886	$(9,040)	$(10,921)	$—		$9,925
Service revenue	8,053	(70)	(475)	—		7,508

Net revenue	37,939	(9,110)	(11,396)	—		17,433
Cost of product sales	19,115	(4,584)	(7,790)	—		6,741
Cost of services	5,142	(30)	(451)	—		4,661
Selling, general and administrative expenses	8,176	(2,048)	(1,384)	—		4,744
Losses on divestitures	116	(4)	(52)	—		60
Restructuring and other charges, net	204	(11)	36	—		229
Impairment of long-lived assets	52	(3)	(3)	—		46

Operating income	5,134	(2,430)	(1,752)	—		952
Interest income	91	(22)	(33)	—		36
Interest expense	(956)	230	343	—		(383)
Other expense, net	(286)	72	103	—		(111)

Income from continuing operations before income taxes and minority interest	3,983	(2,150)	(1,339)	—		494
Income taxes	(1,107)	572	432	(10)	(k)	(113)
Minority interest	(11)	(1)	9	—		(3)

Income from continuing operations	$2,865	$(1,579)	$(898)	$(10)		$378

Basic earnings per share from continuing operations(m)	$1.43					$0.76
Diluted earnings per share from continuing operations(m)	$1.34					$0.75
Weighted-average number of shares outstanding(m)(n):
Basic	2,001					500
Diluted(o)	2,220					504

See Notes to Pro Forma Consolidated Financial Statements.

 TYCO INTERNATIONAL LTD.
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
As of March 30, 2007
(dollars in millions)

		Pro Forma Adjustments
									Pro Forma for the Spin-offs and the Financing
	Historical	Distribution of Healthcare Businesses(a)	Distribution of Electronics Businesses(a)	Other Adjustments		Pro Forma for the Spin-Offs	Financing Adjustments
Assets
Current Assets:
Cash and cash equivalents	$4,056	$(355)	$(505)	$(140	)(e)	$3,056	$		$
Accounts receivable, less allowance for doubtful accounts	7,341	(1,625)	(2,557)	—		3,159
Inventories	5,337	(1,279)	(2,130)	—		1,928
Other current assets	3,297	(653)	(915)	—		1,729

Total current assets	20,031	(3,912)	(6,107)	(140)		9,872
Property, plant and equipment, net	9,545	(2,589)	(3,465)	—		3,491
Goodwill	25,096	(6,172)	(7,472)	—		11,452
Intangible assets, net	5,044	(1,376)	(1,009)	—		2,659
Other assets	4,755	(320)	(1,401)	(22	)(i)	3,012		(h)

Total Assets	$64,471	$(14,369)	$(19,454)	$(162)		$30,486	$		$

Liabilities and Shareholders' Equity
Current Liabilities:
Current maturities of long-term debt	$1,853	$(132)	$(13)	$(958	)(f)	$750	$	(g)	$
Accounts payable	3,464	(503)	(1,309)	—		1,652
Accrued and other current liabilities	5,800	(915)	(1,194)	1,200	(l)	4,891

Total current liabilities	11,117	(1,550)	(2,516)	242		7,293
Long-term debt	8,609	(204)	(145)	(5,010	)(f)	3,250		(g)
Other liabilities	7,849	(1,635)	(1,352)	(999	)(j)	3,863

Total liabilities	27,575	(3,389)	(4,013)	(5,767)		14,406

Minority interest	35	(3)	(16)	—		16
Total Shareholders' Equity	36,861	(10,977)	(15,425)	5,605		16,064

Total Liabilities and Shareholders' Equity	$64,471	$(14,369)	$(19,454)	$(162)		$30,486	$		$

See Notes to Pro Forma Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

  (a)
  Reflects the operations, assets, liabilities and equity of the healthcare and electronics businesses, the common shares of which will be distributed to our shareholders upon completion of the spin-offs.

  Certain general corporate overhead expenses previously allocated to our healthcare and electronics businesses did not meet the requirements to be reported as discontinued operations and, as such, will be reported in our continuing operations. Had the spin-offs taken place prior to fiscal 2004, the Company would have expected corporate expenses to have been significantly lower than costs incurred historically. Consistent with this view and in light of the spin-offs, we have initiated actions to reduce our corporate expense and are targeting a full year corporate expense run rate of $450 million to $500 million by fiscal 2008 as compared to corporate expense of $672 million in fiscal 2006.

  The spin-offs of Covidien and Tyco Electronics include the allocation of net interest and loss on retirement of debt included in other expense, net. The net interest amounts were proportionally allocated to Covidien and Tyco Electronics are based on the debt amounts that we believe were utilized by Covidien and Tyco Electronics historically inclusive of amounts directly incurred. Allocated net interest was calculated using our historical weighted-average interest rate on debt, including the impact of interest rate swap agreements designated as fair value hedges. The methodology related to the allocation of the loss on retirement of debt is consistent with the allocation of net interest.

  (b)
  Represents an adjustment of $130 million and $20 million for separation costs for the six months ended March 30, 2007 and March 31, 2006, respectively, and $17 million and $1 million of related tax benefits for the six months ended March 30, 2007 and March 31, 2006, respectively, which are non-recurring direct and incremental costs related to the spin-offs that will not be reflected in continuing operations. The adjustment for fiscal 2006 was $115 million for separation costs and $13 million of related tax benefits.

  (c)
  Represents a change to interest expense in connection with the assignment or repayment of existing debt and/or the issuance of new public debt of $     million for the six months ended March 30, 2007 and $     million for fiscal 2006.

  (d)
  Represents the estimated income tax effects of the financing adjustments.

  (e)
  Reflects cash funding by Tyco International of $140 million to Covidien and Tyco Electronics to bring each of their cash and cash equivalents balances to $500 million at the time of the spin-offs based on their anticipated post-separation capital structure. We expect that our cash balance will be approximately $1.0 billion at the time of the financing based on our anticipated post-separation capital structure.

  (f)
  Reflects a reduction of $958 million in current maturities of long-term debt and a reduction of $5,010 million in long-term debt to bring the total debt level to the $4.0 billion expected at the completion of the spin-offs, based on our anticipated post-separation capital structure. The debt balance at the time of the spin-offs was determined based on internal capital planning and considered the following factors and assumptions: anticipated business plans, operating activities, general economic and Historical Tyco contingencies, optimal debt levels and desired financial capacity. The debt level does not reflect the impact of financing all or a portion of our share of the class action settlement with debt, the amount and terms of which have not yet been determined.

  (g)
  Reflects the assignment or repayment of $     billion of existing debt and the issuance of $     billion of new public debt.

  (h)
  Reflects the write-off of $     million of unamortized deferred financing costs related to our existing debt repaid in connection with the spin-offs and the capitalization of $     million of new debt issuance costs.

  (i)
  Reflects a $22 million decrease to deferred tax assets for state unitary net operating loss carryforwards that will be transferred to Covidien and Tyco Electronics upon the spin-offs.

  (j)
  Reflects a reduction to other liabilities of $1,288 million for contingent tax liabilities related to unresolved tax matters that will be transferred from us in connection with the spin-offs, as confirmed by the Tax Sharing Agreement that we will enter into with Covidien and Tyco Electronics.

    Also reflects an increase in other liabilities of $289 million for the impact of the Tax Sharing Agreement that we will enter into with Covidien and Tyco Electronics. Under this agreement Tyco International, Covidien and Tyco Electronics will share 27%, 42% and 31%, respectively, of certain contingent liabilities relating to unresolved tax matters of legacy Tyco International. Based on the amount of this obligation at March 30, 2007, assuming an 8% interest rate, we anticipate that we will incur charges of $15 million to $23 million annually for the accretion of interest on this obligation. The amount of the charge will be dependent on the federal income tax position of the taxpayer at the time of payment pursuant to the terms of the Tax Sharing Agreement. These charges will be reflected as other expense, net in the Consolidated Statements of Income. Our contractual obligation for 27% of legacy Tyco International contingent tax liabilities recorded as of March 30, 2007 is $559 million. However, we are the primary obligor to the taxing authorities for $270 million of these contingent tax liabilities recorded as of March 30, 2007. The $289 million difference represents a net payable due to Tyco Electronics and Covidien for unresolved tax matters under the Tax Sharing Agreement.

    Additionally, we expect that there will be certain guarantees and indemnifications extended between Tyco International, Tyco Electronics and Covidien in accordance with the terms of the Tax Sharing Agreement. At the time of the spin-offs, we will record a liability necessary to recognize the fair value of such guarantees and indemnifications. The proforma adjustment does not include such liability, however, based on preliminary information and analysis, we estimate that the incremental liability necessary to reflect the fair value of these guarantees and indemnifications will be in the range of $95 million to $145 million. Once the fair value is determined, the related liability will be included in the accompanying pro forma balance sheet.

    Effecting for these pro forma adjustments, our non-current income tax liability is $269 million and our net deferred income tax asset balance is $1.1 billion. The actual amounts that we may be required to accrue or pay under this agreement could vary depending upon the outcome of the unresolved tax matters, which may not be resolved for several years.

  (k)
  Reflects a recurring quarterly and annual increase in income tax expense due to changes in the internal capital structure resulting from the internal reorganization of our legal entities to facilitate the spin-offs of $4 million for the six months ended March 31, 2006 and $10 million for fiscal 2006, 2005 and 2004. The changes in the capital structure will result in lower interest deductions in higher tax jurisdictions. The internal reorganizations will be completed during fiscal 2007. As such, the impact of the internal reorganizations is now reflected in the historical results for the six months ended March 30, 2007.

  (l)
  Reflects an accrual of $1.2 billion related to separation costs. We expect to incur separation costs related to debt refinancing, tax restructuring, professional services and employee-related costs. We currently estimate that the income statement charges will be at the high end of our previously disclosed range of $1.2 billion to $1.6 billion after-tax. The total charges to complete the spin-offs will be influenced by the manner in which and the conditions under which we execute the tax restructuring and debt refinancing transactions. During the six months ended March 30, 2007 and March 31, 2006, Historical Tyco incurred separation related charges of $191 million and $33 million, respectively. During fiscal 2006, Historical Tyco incurred separation related charges of $169 million. Most of the remaining charges are expected to be incurred before completing the spin-offs.

  (m)
  Pro forma weighted-average basic and diluted shares outstanding reflect the effect of a reverse share split in which four Tyco International shares will be converted into one share. At the time of the reverse share split, historical basic and diluted shares and earnings per share will be adjusted for all periods presented.

  (n)
  Share effects occurring at the spin-offs have been excluded as they are not currently determinable.

  (o)
  The effects of certain previously dilutive securities are anti-dilutive in 2004 on a pro forma basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF PRO FORMA FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(UNAUDITED)

        The following Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations should be read in conjunction with the information included or incorporated by reference in this prospectus, including "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Historical Tyco's Consolidated Financial Statements and the notes thereto. The following discussion does not address the pro forma for the financing. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements due to many factors, including those under the headings "Risk Factors" and "Special Note About Forward-Looking Statements."

Introduction

        For the periods presented, we managed the business consistent with our historical segmentation as shown in our Annual Report on Form 10-K/A for fiscal 2006 and our Quarterly Report on Form 10-Q for the six months ended March 30, 2007. However, in connection with the spin-offs of our healthcare and electronics businesses, which historically accounted for 55% of our revenues, we are realigning the operating and management structure of our businesses. We believe that the following additional disclosures relating to our pro forma consolidated financial information are helpful in understanding the financial impacts of the spin-offs of Covidien and Tyco Electronics.

        In connection with the spin-offs of Covidien and Tyco Electronics, we are realigning our operations and will report financial and operating information in the following five segments:

  •
  ADT Worldwide, currently part of our Fire and Security segment, designs, sells, installs, services and monitors electronic security systems to residential, commercial, industrial and governmental customers.

  •
  Fire Protection Services, currently part of our Fire and Security segment, designs, sells, installs and services fire detection and fire suppression systems to commercial, industrial and governmental customers.

  •
  Flow Control, currently part of our Engineered Products and Services segment, designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for the water and wastewater markets, the oil and energy markets and other process industries.

  •
  Safety Products, currently comprised of a portion of our Fire and Security segment and a portion of our Engineered Products and Services segment, designs, manufactures and sells fire protection, security and life safety products, including fire suppression products, breathing apparatus, intrusion security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services.

  •
  Electrical and Metal Products, currently part of our Engineered Products and Services segment, designs, manufactures and sells galvanized steel tubing and pipe products, as well as cable products, including pre-wired armored cable and flexible conduit products for commercial construction.

        We also provide general corporate services to our segments and, through our Infrastructure Services business, currently part of our Engineered Products and Services Segment, provide consulting,

engineering, construction management and operating services for the water, wastewater, environmental, transportation and facilities markets. These operations are reported as Corporate and Other.

        Also, as a result of realigning our operations, we will also reassess our reporting units. Our Fire and Security segment is currently comprised of Security Services and Fire Protection. Our Engineered Products and Services segment is comprised of three reporting units: Flow Control and Fire & Building Products, Electrical and Metal Products and Infrastructure Services. Under our future structure, reporting units are expected to include the various geographic regions of ADT Worldwide and Fire Protection Services. These regions include the United States, Europe, Middle East and Africa ("EMEA") and the rest of world which includes Asia, Australia and Latin America. Safety Products included two reporting units which represent its Fire Protection products businesses and its Security products businesses. Flow Control and Electrical Metal Products were preliminarily determined to be operating segments and reporting units.

        This segment reporting corresponds to our expected management structure. Management plans to evaluate segment performance primarily based on net revenue, operating income with no allocation of corporate general and administrative expenses, and cash flows. We have prepared the pro forma segment data provided below on the same basis as the Pro Forma Consolidated Statements of Income and Pro Forma Condensed Consolidated Balance Sheet presented above.

Class Action Settlement

        On May 14, 2007, we entered into a memorandum of understanding with plaintiffs' counsel in connection with the settlement of 32 purported class action lawsuits.

        Under the terms of the memorandum of understanding, the plaintiffs have agreed to release all claims against us, the other settling defendants and ten other individuals in consideration for the payment of $2.975 billion to the certified class. The parties to the memorandum of understanding have agreed to use their best efforts to finalize and execute a final settlement agreement and to apply to the court for approval of the settlement agreement. The memorandum of understanding will be null and void if the settlement agreement does not receive final court approval. In addition, we will have the right to terminate the settlement agreement in the event that more than a certain percentage of the certified class opts out of the settling class.

        Under the terms of the Separation and Distribution Agreement that will be entered into in connection with the spin-offs, Tyco International, Covidien and Tyco Electronics will be jointly and severally liable for the full amount of the class action settlement. Additionally, under the Separation and Distribution Agreement, the companies will share in the liability, with Tyco International assuming 27%, Covidien 42% and Tyco Electronics 31% of the total amount.

        Tyco International will incur a charge to expense which is not expected to have a tax benefit and a current liability of $2.975 billion in its fiscal third quarter. When the Separation and Distribution Agreement is entered into, Tyco International will record a receivable from Covidien and Tyco Electronics for their portion of the liability, $2.2 billion.

        We expect to issue debt to finance all or a portion of our share of this obligation, the amount and terms of which have not yet been determined.

Six Months Ended March 30, 2007 Compared to Six Months Ended March 31, 2006

Pro Forma Operating Results

        Pro forma net revenue and pro forma income from continuing operations for the periods shown were as follows (dollars in millions):

	For the Six Months Ended
	March 30, 2007	March 31, 2006
Revenue from product sales	$5,746	$5,231
Service revenue	3,819	3,715

Net revenue	$9,565	$8,946

Operating income	$482	$612
Interest income	32	28
Interest expense	(131)	(149)
Other income, net	2	—

Income from continuing operations before income taxes and minority interest	385	491
Income taxes	(46)	(126)
Minority interest	(1)	—

Income from continuing operations	$338	$365

        Net revenue increased $619 million, or 6.9%, for the six months ended March 30, 2007 as compared to the six months ended March 31, 2006 as a result of growth in all of our segments. The increase in net revenue was largely driven by Flow Control as a result of volume growth from continued strength in most industrial end markets. In addition, ADT Worldwide had strong growth in Asia and Latin America, as well as growth in its recurring revenue base and contracting revenue in North America. Fire Protection Services experienced continued growth in electronic and mechanical contracting. Foreign currency exchange rates positively affected the first six months of fiscal 2007 by $264 million while the net impact of acquisitions and divestitures negatively affected the same period by $16 million.

        Operating income decreased $130 million, or 21.2%, for the six months ended March 30, 2007 while operating margin decreased 1.8 percentage points to 5.0%. Income from revenue growth in all segments was more than offset by lower margins in Electrical and Metal Products primarily due to unfavorable spreads on both steel and copper products as well as higher material costs. Additionally, operating income was impacted by costs incurred relating to the Proposed Separation and the restructuring program announced in November 2006. Separation related costs impacted operating income by $57 million for the six months ended March 30, 2007. In the same period last year, operating income was impacted by $13 million of separation related costs. Divestiture charges impacted the six months ended March 30, 2007 by $9 million. During the six months ended March 30, 2007 the Company also recorded $6 million of impairment charges related to certain indefinite lived intangible assets. Restructuring, asset impairment and divestiture charges, net were $8 million for the same period last year.

        To further improve operating efficiency, during the first quarter of 2007, we launched a restructuring program across all segments including the corporate organization which will streamline some of the businesses and reduce the operational footprint. We expect to incur charges of approximately $390 million over the next two years, of which $365 million is expected to be incurred in 2007. We expect that the total cash expenditures for this program will be approximately $275 million, of which $170 million is expected in 2007. During the six months ended March 30, 2007, we incurred charges of $107 million, of which $1 million was recorded in cost of sales, related to this program. Cash expenditures during the six months were $11 million. We believe this restructuring program will strengthen our competitive position over the long term.

Pro Forma Results by Geographic Area

        Pro forma net revenue by geographic area for the periods shown were as follows (dollars in millions):

	For the Six Months Ended
	March 30, 2007	March 31, 2006
Net revenue(1):
United States	$4,674	$4,546
Other Americas	800	788
Europe	2,694	2,389
Asia—Pacific	1,397	1,223

	$9,565	$8,946

(1)
Revenue is attributed to individual countries based on the reporting entity that records the transaction.

Pro Forma Segment Data

        Selected pro forma consolidated financial information by segment for the periods shown were as follows (dollars in millions):

	For the Six Months Ended
	March 30, 2007	March 31, 2006
Net revenue(1):
ADT Worldwide	$3,750	$3,527
Fire Protection Services	1,680	1,560
Flow Control	1,713	1,458
Safety Products	856	810
Electrical and Metal Products	922	902
Corporate and Other(2)	644	689

	$9,565	$8,946

(1)
Revenue by operating segment excludes intercompany transactions.

(2)
Revenue relates primarily to Infrastructure Services.

	For the Six Months Ended
	March 30, 2007	March 31, 2006
Operating income:
ADT Worldwide	$396	$416
Fire Protection Services	114	84
Flow Control	210	158
Safety Products	144	142
Electrical and Metal Products	67	153
Corporate and Other(1)	(449)	(341)

	$482	$612

(1)
Includes operating income of $45 million and $44 million during the six months ended March 30, 2007 and March 31, 2006, respectively, primarily related to Infrastructure Services.

	For the Six Months Ended
	March 30, 2007	March 31, 2006
Depreciation and amortization:
ADT Worldwide	$482	$487
Fire Protection Services	14	14
Flow Control	32	26
Safety Products	47	46
Electrical and Metal Products	13	13
Corporate and Other	11	12

	$599	$598

Pro Forma Segment Results

        The pro forma segment discussions that follow provide supplemental information regarding the significant factors contributing to the changes in results for each of our expected realigned segments.

  ADT Worldwide

        Pro forma net revenue, operating income and operating margin for ADT Worldwide for the periods shown were as follows (dollars in millions):

	For the Six Months Ended
	March 30, 2007	March 31, 2006
Revenue from product sales	$1,342	$1,236
Service revenue	2,408	2,291

Net revenue	$3,750	$3,527

Operating income	$396	$416
Operating margin	10.6%	11.8%

  Net Revenue by Geography:

	For the Six Months Ended
	March 30, 2007	March 31, 2006
North America	$2,040	$1,974
Europe, Middle East and Africa	1,247	1,141
Rest of World	463	412

ADT Worldwide	$3,750	$3,527

        Net revenue for ADT Worldwide increased 6.3% during the six months ended March 30, 2007, with product revenue up 8.6% and service revenue up 5.1%, as compared to the six months ended March 31, 2006. Revenue from product sales includes sales and installation of electronic security and other systems. Service revenue is comprised of electronic security services and maintenance, including the monitoring of burglar alarms, fire alarms and other life safety systems as well as services related to retailer anti-theft systems. The 12.4% revenue growth in the Rest of World geographies was primarily driven by strong growth in Asia and Latin America and, to a lesser extent, favorable changes in foreign currency exchange rates. The 3.3% revenue growth in North America resulted largely from an increase in commercial installations, primarily in the Retailer market, as well as an increase in the recurring revenue base. Revenue in the EMEA region grew 9.3% primarily driven by favorable changes in foreign currency exchange rates. Overall, the ADT Worldwide net revenue increase included favorable impact of changes in foreign currency exchange rates of $100 million and the favorable net impact of acquired and divested businesses of $4 million.

        Operating income decreased $20 million in the six months ended March 30, 2007 from the same period in the prior year. Increased volume and operational efficiencies were more than offset by restructuring activities primarily in Europe as well as continued weakness in the European operations. Results for the six months ended March 30, 2007 included net restructuring and asset impairment charges of $56 million, which were primarily related to improving field efficiencies and consolidating certain administrative functions in Europe, and an impairment of certain indefinite lived intangible assets. The same period in the prior year benefited from a restructuring credit of $1 million.

        Attrition rates for customers in our ADT Worldwide business continued to improve, declining to an average of 13.1% on a trailing 12-month basis as of March 30, 2007. As a result of our ongoing review of attrition rates and related patterns in which revenues are earned, management is in the process of reassessing amortization and depreciation methods and lives for its company-owned security systems and dealer intangible assets and may make adjustments in future periods.

  Fire Protection Services

        Pro forma net revenue, operating income and operating margin for Fire Protection Services for the periods shown were as follows (dollars in millions):

	For the Six Months Ended
	March 30, 2007	March 31, 2006
Revenue from product sales	$904	$806
Service revenue	776	754

Net revenue	$1,680	$1,560

Operating income	$114	$84
Operating margin	6.8%	5.4%

        Net revenue for Fire Protection Services increased $120 million, or 7.7%, during the six months ended March 30, 2007 as compared to the six months ended March 31, 2006, driven largely by a 12.2% increase in revenue from product sales. Revenue from product sales includes sales and installation of fire protection and other systems. Service revenue comprises inspection, maintenance, service and monitoring of fire detection and suppression systems. This increase was largely the result of strong growth in most regions which benefited from continuing strength in commercial construction markets. Changes in foreign currency exchange rates had a favorable impact of $42 million while divestitures had a negative impact of $22 million.

        The increase in operating income of $30 million during the six months ended March 30, 2007 as compared to the same period in the prior year resulted largely from increased volume and reductions in selling, general and administrative expenses, primarily in North America. Results for the six months ended March 30, 2007 included net restructuring charges of $13 million, which were primarily related to actions to improve field efficiencies and consolidate certain administrative functions in Europe, compared to no charges in the prior year.

  Flow Control

        Pro forma net revenue, operating income and operating margin for Flow Control for the periods shown were as follows (dollars in millions):

	For the Six Months Ended
	March 30, 2007	March 31, 2006
Revenue from product sales	$1,631	$1,403
Service revenue	82	55

Net revenue	$1,713	$1,458

Operating income	$210	$158
Operating margin	12.3%	10.8%

        Net revenue for Flow Control increased $255 million, or 17.5%, in the six months ended March 30, 2007 as compared to the six months ended March 31, 2006. The increase in net revenue was largely driven by volume growth from continued strength in most industrial end markets with significant project growth in the energy and water sectors. Growth in these sectors was strong across all geographical regions, and, in particular, Asia-Pacific and Europe. Favorable changes in foreign currency exchange rates positively impacted revenue by $79 million.

        The increase in operating income of $52 million, or 32.9%, in the six months ended March 30, 2007 as compared to the six months ended March 31, 2006 was primarily due to revenue growth, as well as improved utilization rates. The increase in operating income during the six months ended March 30, 2007 was partially offset by net restructuring and asset impairment charges of $12 million, of which $1 million is included in cost of sales. In addition, $3 million of divestiture charges were recorded to write-down certain held for sale businesses to their estimated fair value less costs to sell.

  Safety Products

        Pro forma net revenue, operating income and operating margin for Safety Products for the periods shown were as follows ($ in millions):

	For the Six Months Ended
	March 30, 2007	March 31, 2006
Revenue from product sales	$847	$801
Service revenue	9	9

Net revenue	$856	$810

Operating income	$144	$142
Operating margin	16.8%	17.5%

        Net revenue for Safety Products increased $46 million, or 5.7%, during the six months ended March 30, 2007 as compared to the six months ended March 31, 2006 primarily from strong performance in the fire suppression and electronic security businesses. The increase in the fire suppression business was driven by continued growth in the Americas and the Middle East as well as increased selling prices to help offset the significant cost increase of raw materials. The electronic security business also experienced growth as a result of new product introductions and new market expansions. These increases were partially offset by continued softness in the life safety business in North America due to delays of federal assistance provided to fire departments. Favorable changes in foreign currency exchange rates of $21 million also contributed to the increase in revenue.

        Operating income increased $2 million during the six months ended March 30, 2007 over the same period in the prior year. The increase is primarily a result of increased sales volume along with the impact of cost savings from operational excellence initiatives. Net restructuring charges of $12 million were recorded during the six months ended March 30, 2007 as compared to net restructuring charges of $5 million for the same period in the prior year.

  Electrical and Metal Products

        Pro forma net revenue, operating income and operating margin for Electrical and Metal Products for the periods shown were as follows (dollars in millions):

	For the Six Months Ended
	March 30, 2007	March 31, 2006
Revenue from product sales	$920	$901
Service revenue	2	1

Net revenue	$922	$902

Operating income	$67	$153
Operating margin	7.3%	17.0%

        Net revenue for Electrical and Metal Products increased $20 million, or 2.2%, in the six months ended March 30, 2007 as compared to the six months ended March 31, 2006. The increase in net revenue was largely driven by increased sales volume and selling prices of armored cable products as a result of higher copper costs, and higher sales volumes in Brazil. These increases were partially offset by the impact of lower selling prices on core steel products in North America. Favorable changes in foreign currency exchange rates of $7 million also contributed to the increase in revenue.

        The decrease in operating income of $86 million, or 56.2%, in the six months ended March 30, 2007 as compared to the six months ended March 31, 2006 was primarily due to unfavorable spreads on both core steel and copper products. Higher raw material costs for steel and copper were partially offset by higher selling prices for armored cable products.

Corporate and Other

        Pro forma net revenue and operating loss for Corporate and Other for the periods shown were as follows (dollars in millions):

	For the Six Months Ended
	March 30, 2007	March 31, 2006
Revenue from product sales	$102	$84
Service revenue	542	605

Net revenue	$644	$689

Operations	$45	$44
Corporate expense	(494)	(385)

Operating loss	$(449)	$(341)

        Corporate and Other includes the operating results of our Infrastructure Services business and certain other businesses. The reduction in net revenue in the six months ended March 30, 2007 as compared to the six months ended March 31, 2006 was primarily due to a decrease in the Infrastructure Services business as a result of more focused project selection and prior year hurricane reconstruction work. Favorable changes in foreign currency exchange rates positively impacted revenue by $15 million.

        In light of the spin-offs, we have initiated actions to reduce our corporate expense and are targeting a full year corporate expense run rate of $450 million to $500 million by fiscal 2008.

        Including corporate expense, the operating loss was $449 million in the six months ended March 30, 2007 compared to $341 million in the six months ended March 31, 2006. Operating loss in the six months ended March 30, 2007 included operating income of $45 million primarily related to Infrastructure Services, which remained consistent compared to the prior year. Corporate expense for the six months ended March 30, 2007 included separation related costs of $57 million, net restructuring charges of $20 million primarily related to the consolidation of certain headquarter functions and divestiture charges of $7 million. Corporate expense for the six months ended March 31, 2006 included separation related costs of $11 million and net restructuring charges of $1 million.

Interest Income and Expense

        Interest income was $32 million and $28 million during the six months ended March 30, 2007 and March 31, 2006, respectively. The portion of Historical Tyco's interest income allocated to Covidien and Tyco Electronics was $29 million and $30 million during the six months ended March 30, 2007 and March 31, 2006, respectively.

        Interest expense was $131 million and $149 million during the six months ended March 30, 2007 and March 31, 2006, respectively. The decrease in interest expense reflects lower debt outstanding. The portion of Historical Tyco's interest expense allocated to Covidien and Tyco Electronics was $181 million and $196 million during the six months ended March 30, 2007 and March 31, 2006, respectively.

        The net interest amounts proportionally allocated to Covidien and Tyco Electronics are based on the debt amounts that we believe were utilized by Covidien and Tyco Electronics historically inclusive of amounts directly incurred. Allocated net interest was calculated using our historical weighted-average interest rate on debt, including the impact of interest rate swap agreements designated as fair value hedges.

Income Taxes

        Our effective income tax rate was 11.9% and 25.7% during the six months ended March 30, 2007 and March 31, 2006, respectively. The decrease in the effective rate is primarily the result of releases of deferred tax valuation allowances and reduced reserve requirements for certain legacy tax matters, partially offset by decreased profitability in operations in lower tax jurisdictions.

Fiscal 2006, 2005 and 2004

Pro Forma Operating Results

        Pro forma net revenue and pro forma income from continuing operations for the periods shown were as follows (dollars in millions):

	Fiscal
	2006	2005	2004
Revenue from product sales	$11,052	$10,436	$9,925
Service revenue	7,522	7,500	7,508

Net revenue	$18,574	$17,936	$17,433

Operating income	$1,425	$1,222	$952
Interest income	53	49	36
Interest expense	(281)	(325)	(383)
Other expense, net	—	(296)	(111)

Income from continuing operations before income taxes and minority interest	1,197	650	494
Income taxes	(314)	(40)	(113)
Minority interest	(1)	(2)	(3)

Income from continuing operations	$882	$608	$378

        Net revenue increased $638 million, or 3.6%, for fiscal 2006 as compared to fiscal 2005, which resulted from growth in four of our segments. The increase in net revenue during fiscal 2006 was largely driven by Flow Control as a result of volume growth from strength in most industrial end markets. In addition, revenue growth was favorably impacted by increased selling prices of armored cable products due to higher costs of copper within Electrical and Metal Products during fiscal 2006. Foreign currency exchange rates negatively affected fiscal 2006 by $85 million while the net impact of acquisitions and divestitures negatively affected the period by $118 million.

        Operating income increased $203 million, or 16.6%, for fiscal 2006 while operating margin increased 0.9 percentage points to 7.7%. The increase in operating income was driven by growth in three of our segments as well as reduced operating expenses in corporate, partially offset by lower margins in ADT Worldwide and Safety Products. Operating income for fiscal 2006 was unfavorably affected by a $100 million charge relating to a pre-existing voluntary replacement program for certain sprinkler heads, incremental stock option charges of $84 million as required under SFAS No. 123R, "Share-Based Payments," separation related costs of $49 million and net restructuring, asset impairment and divestiture charges of $15 million. Operating income for fiscal 2006 also included $72 million of income related to the extinguishment of certain payment obligations under a split dollar life insurance policy and rabbi trust pursuant to a settlement with Mr. Kozlowski, former Chief Executive Officer, and $48 million of income resulting from a reduction in our estimated workers' compensation liabilities primarily due to favorable claims experience. As noted below, operating income in fiscal 2005 included $160 million of charges.

        Net revenue increased $503 million, or 2.9%, for fiscal 2005 as compared to fiscal 2004, which resulted from growth in four of our business segments, primarily in Flow Control and Electrical and Metal Products. Flow Control experienced revenue growth of $282 million largely driven by volume growth from improved conditions in our industrial sectors across most geographic regions. Electrical and Metal Products also increased net revenues by $219 million which was largely driven by increased selling prices due to higher steel and copper costs. Foreign currency exchange rates favorably affected fiscal 2005 by $441 million while the impact of divestitures and acquisitions unfavorably affected fiscal 2005 by $329 million.

        Operating income increased $270 million, or 28.4%, for fiscal 2005 while operating margin increased 1.3 percentage points to 6.8%. The increase in operating income was driven by growth in four of our segments, offset by lower volumes and spreads of core steel products in Electrical and Metal Products as well as increased operating expenses in corporate. Operating income during fiscal 2005 was negatively affected by net restructuring, asset impairment and divestiture charges of $40 million. In addition, fiscal 2005 was unfavorably affected by a charge of $50 million related to an SEC enforcement action and a $70 million charge for estimated contingencies related to contested legal proceedings seeking to enforce retention agreements for five former executives. During fiscal 2004, net restructuring, asset impairment and divestiture charges totaled $335 million, or an overall decrease in charges of $175 million during fiscal 2005 as compared to fiscal 2004.

        To further improve operating efficiency, during the first quarter of 2007, we launched a restructuring program across all segments including the corporate organization, which is expected to streamline our businesses and reduce the operational footprint. We expect to incur charges of approximately $390 million over the next two years, of which $365 million is expected to be incurred in 2007. We expect that the total cash expenditures for this program will be approximately $275 million, of which $170 million is expected in 2007. We believe this restructuring program will strengthen our competitive position over the long term.

Pro Forma Results by Geographic Area

        Pro forma net revenue by geographic area for the periods shown were as follows (dollars in millions):

	Fiscal
	2006	2005	2004
Net revenue(1):
United States	$9,361	$8,945	$8,913
Other Americas	1,580	1,424	1,349
Europe	5,026	5,162	4,986
Asia—Pacific	2,607	2,405	2,185

	$18,574	$17,936	$17,433

(1)
Revenue is attributed to individual countries based on the reporting entity that records the transaction.

Pro Forma Segment Data

        Selected pro forma consolidated financial information by segment for the periods shown were as follows (dollars in millions):

	Fiscal
	2006	2005	2004
Net revenue(1):
ADT Worldwide	$7,205	$7,104	$6,969
Fire Protection Services	3,281	3,182	3,133
Flow Control	3,135	2,806	2,524
Safety Products	1,675	1,682	1,747
Electrical and Metal Products	1,949	1,798	1,579
Corporate and Other(2)	1,329	1,364	1,481

	$18,574	$17,936	$17,433

(1)
Revenue by operating segment excludes intercompany transactions.

(2)
Revenue relates primarily to Infrastructure Services.

	Fiscal
	2006	2005	2004
Operating income:
ADT Worldwide	$907	$952	$814
Fire Protection Services	239	202	77
Flow Control	356	336	167
Safety Products	202	278	194
Electrical and Metal Products	319	295	371
Corporate and Other (1)	(598)	(841)	(671)

	$1,425	$1,222	$952

(1)
Includes operating income of $74 million, $50 million and $74 million in fiscal 2006, 2005 and 2004, respectively, primarily related to Infrastructure Services.

	Fiscal
	2006	2005	2004
Depreciation and amortization:
ADT Worldwide	$967	$994	$1,018
Fire Protection Services	28	27	22
Flow Control	55	55	63
Safety Products	93	93	101
Electrical and Metal Products	25	25	26
Corporate and Other	26	24	20

	$1,194	$1,218	$1,250

Pro Forma Segment Results

        The pro forma segment discussions that follow provide supplemental information regarding the significant factors contributing to the changes in results for each of our expected realigned segments.

  ADT Worldwide

        Pro forma net revenue, operating income and operating margin for ADT Worldwide for the periods shown were as follows (dollars in millions):

	Fiscal
	2006	2005	2004
Revenue from product sales	$2,546	$2,471	$2,401
Service revenue	4,659	4,633	4,568

Net revenue	$7,205	$7,104	$6,969

Operating income	$907	$952	$814
Operating margin	12.6%	13.4%	11.7%

  Net Revenue by Geography:

	Fiscal
	2006	2005	2004
North America	$3,980	$3,930	$3,928
Europe, Middle East and Africa	2,368	2,399	2,333
Rest of World	857	775	708

ADT Worldwide	$7,205	$7,104	$6,969

        Net revenue for ADT Worldwide increased 1.4% during fiscal 2006, with product revenue up 3.0% and service revenue up slightly as compared to fiscal 2005. Revenue from product sales includes sales and installation of electronic security and other systems. Service revenue is comprised of electronic security services and maintenance, including the monitoring of burglar alarms, fire alarms and other life safety systems and services related to retailer anti-theft systems. Revenue grew 10.6% in the Rest of World geographies, driven primarily by strong growth in Asia and Latin America. Revenue in North America was up slightly, while revenue in the EMEA region declined due to the continued high attrition of the legacy account base in Continental Europe. Revenue was unfavorably affected by $35 million due to changes in foreign currency exchange rates while acquisitions and divestitures unfavorably impacted revenue by $19 million.

        North America is the most profitable geographic area for ADT Worldwide with fiscal 2006 operating margin of 16.6%. ADT EMEA, while profitable with fiscal 2006 operating margin of 6.3%, has strong future prospects but is not performing to the level we believe is attainable. As part of our long term program to improve profitability in ADT EMEA, several specific actions have already been started, including the appointment of new general management and initiation of an estimated $90 million restructuring program to improve field efficiency, operations and consolidate certain administrative functions.

        Operating income decreased $45 million in fiscal 2006 from the prior fiscal year. Results for fiscal 2006 included net restructuring, impairments and divestiture related charges of $5 million as compared to net restructuring, impairment and divestiture charges of $13 million in fiscal 2005. Operating income for fiscal 2006 was negatively affected by slightly lower gross margin, due largely to margin pressures in commercial contracting coupled with a slightly higher mix of lower-margin contracting revenue. These effects were partially offset by cost savings related to operational excellence initiatives. In addition, fiscal 2006 was unfavorably affected by incremental stock option charges of $14 million required under SFAS No. 123R.

        Attrition rates for customers in our ADT Worldwide business decreased to an average of 13.8% on a trailing 12-month basis for fiscal 2006, as compared to 14.8% for fiscal 2005 and 15.1% for fiscal 2004.

        Net revenue for ADT Worldwide increased $135 million during fiscal 2005 as compared to fiscal 2004, driven by favorable changes in foreign currency exchange rates of $173 million partially offset by the impact of divestitures of $61 million, net of acquisitions. Strong growth in Asia and Latin America was offset by a decline in Continental Europe due to the high attrition of the legacy account base.

        Operating income increased $138 million in fiscal 2005 over the prior year as fiscal 2005 was unfavorably affected by $13 million of net restructuring, impairment and divestiture charges compared to $85 million in fiscal 2004. Operating income for fiscal 2005 was also favorably affected by savings related to operational excellence initiatives and prior year restructuring programs. These cost reductions were partially offset by increased investment in sales and marketing initiatives.

  Fire Protection Services

        Pro forma net revenue, operating income and operating margin for Fire Protection Services for the periods shown were as follows (dollars in millions):

	Fiscal
	2006	2005	2004
Revenue from product sales	$1,729	$1,626	$1,622
Service revenue	1,552	1,556	1,511

Net revenue	$3,281	$3,182	$3,133

Operating income	$239	$202	$77
Operating margin	7.3%	6.3%	2.5%

        Net revenue for Fire Protection Services increased $99 million, or 3.1%, during fiscal 2006 as compared to fiscal 2005, driven largely by a 6.3% increase in revenue from product sales. Revenue from product sales includes sales and installation of fire protection and other systems. Service revenue comprises inspection, maintenance, service and monitoring of fire detection and suppression systems. Most of the revenue increase occurred in North America, which had been experiencing strong bookings and increasing backlog throughout most of the past two fiscal years. Revenue was unfavorably affected by $39 million related to divestitures and $22 million due to changes in foreign currency exchange rates.

        Operating income increased $37 million in fiscal 2006 over the prior fiscal year. Higher revenue, slightly improved gross margin and continued control of general and administrative expenses contributed to the improved operating results. Operating income for fiscal 2006 was also favorably affected by cost savings related to operational excellence initiatives and prior year restructuring programs. In addition, fiscal 2006 was unfavorably affected by incremental stock option charges of $8 million required under SFAS No. 123R.

        Net revenue for Fire Protection Services increased $49 million during fiscal 2005 as compared to fiscal 2004. The revenue comparison was negatively affected by $32 million due to the divestiture of certain businesses, partially offset by favorable changes in foreign currency exchange rates of $74 million.

        Operating income increased $125 million in fiscal 2005 over the prior year as fiscal 2005 was unfavorably affected by $4 million of net restructuring, impairment and divestiture charges compared to $73 million in fiscal 2004. Operating income for fiscal 2005 was also favorably affected by cost savings related to operational excellence initiatives and prior year restructuring programs.

  Flow Control

        Pro forma net revenue, operating income and operating margin for Flow Control for the periods shown were as follows (dollars in millions):

	Fiscal
	2006	2005	2004
Revenue from product sales	$3,002	$2,690	$2,440
Service revenue	133	116	84

Net revenue	$3,135	$2,806	$2,524

Operating income	$356	$336	$167
Operating margin	11.4%	12.0%	6.6%

        Net revenue for Flow Control increased $329 million or 11.7% in fiscal 2006 as compared to fiscal 2005. The increase in net revenue was largely driven by volume growth from strength in most industrial end markets with substantial project growth in the energy, process and water sectors. Growth in these sectors was particularly strong in Asia/Pacific and the Americas. The increases in revenue were partially offset by unfavorable changes in foreign currency exchange rates of $43 million.

        The increase in operating income in fiscal 2006 as compared to fiscal 2005 was due primarily to revenue growth mentioned above, along with the impact of operational excellence initiatives. This increase was partially offset by the impact of incremental stock option charges required under SFAS No. 123R of $7 million.

        Net revenue for Flow Control increased $282 million or 11.2% in fiscal 2005 as compared to fiscal 2004. The increase in net revenue was largely driven by volume growth from improved conditions in our industrial sectors across most geographic regions. Favorable changes in foreign currency exchange rates of $102 million in fiscal 2005 also contributed to the increase in revenue. The above increases in revenue were partially offset by weak demand in certain European countries.

        The increases in operating income and operating margin in fiscal 2005 as compared to fiscal 2004 were due primarily to revenue growth mentioned above, along with the impact of operational excellence initiatives and cost reduction benefits from the fiscal 2004 restructuring programs. Additionally, net restructuring and impairment charges in fiscal 2004 were $46 million.

  Safety Products

        Pro forma net revenue, operating income and operating margin for Safety Products for the periods shown were as follows ($ in millions):

	Fiscal
	2006	2005	2004
Revenue from product sales	$1,660	$1,668	$1,724
Service revenue	15	14	23

Net revenue	$1,675	$1,682	$1,747

Operating income	$202	$278	$194
Operating margin	12.1%	16.5%	11.1%

        Net revenue for Safety Products decreased $7 million during fiscal 2006 as compared to fiscal 2005 driven by the unfavorable impact of $56 million from divested businesses as well as delays of federal assistance provided to fire departments which unfavorably impacted the life safety business. These decreases were partially offset by stronger performance in the fire suppression business as a result of favorable market conditions in the United States, Middle East and China and new product introductions, including clean agent fire suppression systems. The electronic security business also experienced favorable growth as a result of new product introductions and new market expansions. Foreign currency exchange rates negatively impacted revenues by $7 million.

        Operating income decreased $76 million in fiscal 2006 over the prior year primarily as a result of a $100 million charge related to a pre-existing voluntary replacement program for sprinkler heads in the fire suppression business. This charge reflects our updated estimate of the additional costs necessary to bring the program to completion. The decrease in operating income during fiscal 2006 was partially offset by volume growth and higher margins from new product introductions and price increases in the fire suppression and electronic security business, as well as cost reduction benefits from the 2004 restructuring programs. Also, fiscal 2006 results include the effect of incremental stock option charges required under SFAS No. 123R of $5 million.

        Net revenue for Safety Products decreased $65 million in fiscal 2005 as compared to fiscal 2004 primarily as a result of divestitures which unfavorably affected revenue by $180 million. This decrease was partially offset by strong performance in the breathing apparatus business which grew across multiple geographical regions mainly driven by federal grant funding in the U.S. fire market and by governmental funding in China. The intrusion business also experienced modest growth due to new product offerings in expanding European markets which was partially offset by slower growth in the fire suppression business. The decrease in net revenue was partially offset by favorable changes in foreign currency exchange rates of $35 million.

        Operating income increased $84 million in fiscal 2005 over the prior year partially due to net restructuring, impairment and divestiture charges of $99 million which were recorded in fiscal 2004. Additionally, operating income for fiscal 2005 was unfavorably impacted by an $18 million increase in research and development activities and $11 million of divestitures.

  Electrical and Metal Products

        Pro forma net revenue, operating income and operating margin for Electrical and Metal Products for the periods shown were as follows (dollars in millions):

	Fiscal
	2006	2005	2004
Revenue from product sales	$1,946	$1,795	$1,577
Service revenue	3	3	2

Net revenue	$1,949	$1,798	$1,579

Operating income	$319	$295	$371
Operating margin	16.4%	16.4%	23.5%

        Net revenue for Electrical and Metal Products increased $151 million or 8.4% in fiscal 2006 as compared to fiscal 2005. The increase in net revenue in fiscal 2006 was largely driven by increased selling prices of armored cable products as a result of higher costs of copper and higher volumes of core steel products due to growth in the non-residential construction markets in North America. Favorable changes in foreign currency exchange rates of $15 million also contributed to the increase in revenue. The above increases in revenue were partially offset by the impact of lower selling prices on core steel products in North America mainly due to lower costs of steel and a slower market for products in Brazil.

        The increase in operating income of $24 million in fiscal 2006 as compared to fiscal 2005 was due primarily to favorable copper spreads and higher volumes of core steel products. These increases were partially offset by the impact of reduced spreads for core steel products and incremental stock option charges required under SFAS No. 123R of $3 million.

        Net revenue for Electrical and Metal Products increased $219 million or 13.9% in fiscal 2005 as compared to fiscal 2004. The increase in net revenue was largely driven by increased selling prices due to higher costs of steel and copper. Favorable changes in foreign currency exchange rates of $23 million also contributed to the increase in revenue. The above increases in revenue were partially offset by the impact of lower volumes of core steel products.

        The decrease in operating income of $76 million and the decrease in operating margin in fiscal 2005 as compared to fiscal 2004 were due primarily to lower volumes and spreads of core steel products. In addition, operating income in fiscal 2004 included $9 million of net restructuring, impairment and divestiture charges.

Corporate and Other

        Pro forma net revenue and operating loss for Corporate and Other for the periods shown were as follows (dollars in millions):

	2006	2005	2004
Revenue from product sales	$169	$186	$161
Service revenue	1,160	1,178	1,320

Net revenue	$1,329	$1,364	$1,481

Operations	$74	$50	$74
Corporate expense	(672)	(891)	(745)

Operating loss	$(598)	$(841)	$(671)

        Corporate and Other includes the operating results of our Infrastructure Services business and certain other businesses. The reductions in net revenue in 2006 and 2005 were due to a strategic decision, beginning in fiscal 2005, to be more selective in bidding for new projects in the Infrastructure Services business.

        In light of the spin-offs, we have initiated actions to reduce our corporate expense and are targeting a corporate expense run rate of $450 million to $500 million by 2008.

        Including corporate expense, operating loss was $598 million in fiscal 2006 compared to $841 million in fiscal 2005. Corporate expense in fiscal 2006 was $219 million lower than fiscal 2005 due partly to net credits in fiscal 2006 comprised of $72 million of income related to the extinguishment of certain payment obligations under a split dollar life insurance policy and rabbi trust pursuant to a settlement with Mr. Kozlowski, former Chief Executive Officer, and $48 million of income resulting from a reduction in our estimated workers' compensation liabilities primarily due to favorable claims experience, partially offset by incremental stock option charges of $47 million required under SFAS 123R, as well as separation related costs of $49 million. Corporate expense in fiscal 2005 included net charges of $120 million, as discussed below. On a comparative basis to fiscal 2005, corporate expense in fiscal 2006 also benefited from lower Sarbanes-Oxley compliance costs. Operating loss for fiscal 2006 also included operating income of $74 million primarily related to Infrastructure Services which increased by $24 million compared to fiscal 2005 due to more profitable project selection as well as the impact of hurricane relief work.

        Corporate expense for fiscal 2005 included a $50 million charge for fines and penalties paid to resolve the matters raised in the SEC investigation that commenced in June 2002, as well as a $70 million charge for estimated contingencies related to contested legal proceedings seeking to enforce retention agreements for five former executives. Additionally, increased operating expenses related to the implementation of Sarbanes-Oxley were significantly offset by cost saving initiatives. Operating loss also included income of $50 million primarily related to the Infrastructure Services business which decreased $24 million compared to fiscal 2004 primarily due to the decrease in revenues discussed above.

        Corporate expense for fiscal 2004 included net restructuring, impairment and divestiture charges of $23 million primarily attributable to severance related to the relocation of the corporate headquarters, as well as charges related to the consolidation of manufacturing, distribution and office locations and activities at Infrastructure Services. Operating loss for fiscal 2004 also included income of $74 million primarily related to the Infrastructure Services business.

Interest Income and Expense

        Interest income was $53 million in fiscal 2006, as compared to $49 million and $36 million in fiscal 2005 and fiscal 2004, respectively. The portion of Historical Tyco's interest income allocated to Covidien and Tyco Electronics was $53 million, $43 million and $36 million in fiscal 2006, 2005 and 2004, respectively.

        Interest expense was $281 million in fiscal 2006, as compared to $325 million in fiscal 2005 and $383 million in fiscal 2004. The decrease in interest expense in fiscal 2006 is primarily driven by lower debt balances, partially offset by the impact of higher interest rates as compared to fiscal 2005. The decrease in interest expense in fiscal 2005 over fiscal 2004 is primarily the result of lower debt balances, partially offset by the impact of higher interest rates compared to fiscal 2004. The weighted-average rates of interest, inclusive of the impact of our interest rate swap program, on total debt outstanding during fiscal 2006, 2005 and 2004 were 5.9%, 5.6% and 5.2%, respectively. The portion of Historical Tyco's interest expense allocated to Covidien and Tyco Electronics was $378 million, $433 million and $476 million in fiscal 2006, 2005 and 2004, respectively.

        The net interest amounts proportionally allocated to Covidien and Tyco Electronics are based on the debt amounts that we believe were utilized by Covidien and Tyco Electronics historically inclusive of amounts directly incurred. Allocated net interest was calculated using our historical weighted-average interest rate on debt, including the impact of interest rate swap agreements designated as fair value hedges.

Other Expense, Net

        During fiscal 2005, other expense, net consisted primarily of losses related to the repurchase of outstanding convertible debt prior to its scheduled maturity, partially offset by a $109 million restitution award.

        During fiscal 2005, we repurchased $1.2 billion principal amount of our outstanding 2.75% convertible senior debentures for $1.8 billion and $750 million principal amount of our outstanding 3.125% convertible senior debentures for $1.1 billion, which resulted in a $1.0 billion loss on the retirement of debt, including the write-off of unamortized debt issuance costs. A portion of the loss, $608 million, has been allocated to Covidien and Tyco Electronics.

        Additionally, in September 2005, we were awarded a total of $134 million as restitution in connection with the litigation involving our former Chairman and Chief Executive Officer and our former Chief Financial Officer, as described under "Business—Our Litigation Against Former Senior Management." The restitution award comprises $109 million of previously expensed compensation made to the defendants and reported as other expense, net in prior years and $25 million related to a loan receivable from Mr. L. Dennis Kozlowski which had been and remains reflected in our consolidated financial statements as a receivable. During October 2006, we received payment of $38 million relating to the restitution and the remaining payment was received in January 2007.

        During fiscal 2004, other expense, net consisted primarily of a net loss on the retirement of debt. We repurchased $517 million of our outstanding 2.75% convertible senior debentures with a 2008 put option. The total purchase price paid was $750 million and the repurchase resulted in a $241 million loss on the retirement of debt, including the write-off of unamortized debt issuance costs. A portion of the loss, $132 million, has been allocated to Covidien and Tyco Electronics.

Income Taxes

        Our effective income tax rate was 26.2%, 6.2% and 22.9% for fiscal 2006, 2005 and 2004, respectively. The increase in the effective tax rate from fiscal 2005 to 2006 was primarily the result of a lower release of deferred tax asset valuation allowances, increased profits in higher tax rate jurisdictions and adjustments to the tax accrual for legacy tax matters in fiscal 2005, partially offset by the loss on retirement of debt for which no benefit was available in fiscal 2005.

        The decrease in the effective tax rate from fiscal 2004 to 2005 was primarily the result of a court ordered restitution award related to certain former executives for which there was no tax obligation. This decrease is partially offset by increased profitability in jurisdictions with higher tax rates and by an increase in charges for which no tax benefit was available such as the loss on retirement of debt and the estimated settlement of the SEC enforcement action.

Pro Forma Liquidity and Capital Resources

        The following discussion does not reflect the capital requirements that will be necessary as a result of the class action settlement. We expect to finance all or a portion of our share of the class action settlement with debt, the amount and terms which have not yet been determined.

        On April 27, 2007, Tyco International announced that, in connection with the spin-offs, Tyco International and certain of its subsidiaries that are issuers of its corporate debt have commenced tender offers to purchase for cash substantially all of its outstanding U.S. Dollar denominated public debt, aggregating approximately $6.6 billion. Of this amount, approximately $5.9 billion is non-convertible U.S. debt and $750 million is convertible U.S. debt, with maturities from 2007 to 2029. In conjunction with the tender offers, the relevant issuer will also solicit consents for certain clarifying amendments to the indentures pursuant to which the debt was issued. As of May 17, 2007, Tyco International has received acceptance notices for approximately $2.1 billion, or 36% of its outstanding non-convertible U.S. debt. Also, Tyco International announced that as a result of the declaration of a regular quarterly dividend on May 10, 2007, it has increased the purchase price for its 3.125% convertible notes due in 2023.

        Additionally, Tyco International's subsidiary, Tyco International Group S.A., commenced on April 30, 2007 tender offers to purchase for cash all of its outstanding Euro and Pound Sterling denominated public debt, aggregating the equivalent of approximately $1.9 billion, with maturities from 2008 to 2031, issued under its Euro Medium Term Note Programme (the "EMTN Notes") and a consent solicitation for certain clarifying amendments to the fiscal agency agreement pursuant to which the EMTN Notes were issued. As of May 17, 2007, Tyco International has received acceptance notices for approximately $1.6 billion, or 83% of its EMTN Notes.

        On April 25, 2007, Tyco International, certain of its subsidiaries and a syndicate of banks entered into three unsecured bridge loan facilities with an aggregate commitment amount of $10 billion. Funds under these bridge loan facilities will be used, together with cash on hand, to pay for debt tendered subject to consents obtained pursuant to the tender offers that Tyco International and certain of its subsidiaries commenced in order to purchase substantially all of its outstanding public debt.

        Additionally, on April 25, 2007, Tyco International, certain of its subsidiaries and a syndicate of banks entered into three unsecured revolving credit facilities with an initial aggregate commitment amount of $2.5 billion that will increase to $4.25 billion at the time of the spin-offs. Of the aggregate commitment amount of $4.25 billion, a $1.25 billion commitment will be available to us, and a $1.5 billion commitment will be available to each of Covidien and Tyco Electronics. The revolving credit facilities will replace Historical Tyco International's existing revolving credit facilities and be used for working capital, capital expenditures and other corporate purposes. Tyco International initially will guarantee the new revolving credit facilities and Covidien and Tyco Electronics will each assume Tyco International's obligations with respect to their revolving credit facilities upon the spin-offs.

        We will rely primarily upon cash flows from operations to fund our liquidity and capital requirements for fiscal 2007. As discussed above, we will have access to revolving credit facilities upon the spin-offs of Covidien and Tyco Electronics.

        Cash flows from operations are subject to a number of factors, including, but not limited to, the performance of our businesses, changes in working capital levels, commodity prices, customer attrition rates and general market conditions. Unaudited pro forma net cash provided by operating activities of our continuing operations was approximately $550 million for the six months ended March 30, 2007 and approximately $2.0 billion for fiscal 2006.

  Sale of Accounts Receivable

        Certain of our international businesses utilize the sale of accounts receivable as a short-term financing mechanism. The aggregate amount outstanding under our international accounts receivable programs was $76 million at March 30, 2007 and $75 million and $79 million at September 29, 2006 and September 30, 2005, respectively.

  Leases

        We have facility, vehicle and equipment leases that expire at various dates through the year 2050. We also have facility and equipment commitments under capital leases. A schedule of minimum lease payments for non-cancelable leases as of September 29, 2006 follows (dollars in millions):

	Operating Leases	Capital Leases
2007	$318	$12
2008	251	11
2009	185	9
2010	126	8
2011	83	6
Thereafter	213	61

	1,176	107
Less: amount representing interest	—	45

Total present value of minimum lease payments	$1,176	$62

  Defined Benefit Pension Plans

        We have a number of non-contributory and contributory defined benefit retirement plans covering certain of our U.S. and non-U.S. employees, designed in accordance with conditions and practices in the countries concerned. The following table reflects selected pro forma pension information as of the most recent measurement date, August 31, 2006 (dollars in millions):

	U.S. Plans 2006	Non-U.S. Plans 2006
Benefit obligations	$828	$1,584
Fair value of plan assets	711	1,060

Funded status	$(117)	$(524)

Weighted-average assumptions:
Discount rate	6.0%	4.9%
Expected return on plan assets	8.0%	7.1%
Rate of compensation increase	4.0%	4.1%

  Retention Program

        In connection with the spin-offs, our board of directors approved a retention program, pursuant to which certain employees will receive the following benefits:

  •
  Restricted stock will be treated equivalent to common stock. Employees with restricted stock will own stock in the three separate companies.

  •
  Accelerated vesting (50% upon completion of the spin-offs and 50% after six months following the spin-offs) for restricted shares held by employees in the post spin companies that they will not be employed in.

  •
  Restricted shares held by employees in the Company in which they will be employed post spin will vest in accordance with the original terms.

        The acceleration of the vesting is contingent upon the completion of the spin-offs. If the spin-offs do not occur the restricted shares will continue to vest in accordance with the original terms and conditions of the award. We disclosed the terms of this plan in Form 8-K filed on January 13, 2006.

        Compensation expense for the first 50% of the restricted shares will be accelerated at the point the spin-offs are completed, and we will recognize compensation expense up to 50% of the restricted shares. Subsequent to the spin-offs, compensation expense for the second 50% of the restricted shares which have accelerated vesting will be recognized over the six months following the completion of the spin-offs.

  Debt to Capitalization

        Our pro forma debt-to-capitalization ratio for the spin-offs as of March 30, 2007 was approximately 20%, which reflects the reduction of debt by $6.5 billion as a result of the spin-offs of Covidien and Tyco Electronics. The debt-to-capitalization ratio does not reflect the impact of the class action settlement.

  Dividends

        Following the distribution, we expect that initially we will pay approximately $230 million per year in dividends to holders of our common shares. The timing, declaration and payment of future dividends to holders of our common shares, however, falls within the discretion of our board of directors and will depend upon many factors, including the statutory requirements of Bermuda law, our financial condition and results of operations, the capital requirements of our businesses, industry practice and any other factors the board of directors deems relevant.

  Reverse Share Split

        In connection with the spin-offs, we will, if approved by our board of directors, execute a reverse share split, and as a result, four Tyco International shares will be converted into one share. Shareholder approval for the reverse share split was obtained at the March 8, 2007 Special General Meeting of Shareholders.

Pro Forma Capital Expenditures by Business Segment

        We intend to continue to fund capital expenditures to drive growth, to improve the cost structure of our business, to invest in new processes and technology and to maintain high quality production standards. We expect that the level of capital expenditures in fiscal 2007 will exceed spending levels in fiscal 2006 and will approximate depreciation. In fiscal 2006 depreciation expense was $678 million.

        Pro forma capital expenditures by segment for the periods shown were as follows (dollars in millions):

	For the Six Months Ended
			Fiscal
	March 30, 2007	March 31, 2006
			2006	2005	2004
Capital expenditures:
ADT Worldwide	$219	$197	$406	$365	$321
Fire Protection Services	11	8	21	22	39
Flow Control	33	18	52	35	27
Safety Products	21	19	45	38	30
Electrical and Metal Products	18	17	37	29	16
Corporate and Other	3	3	16	37	21

	$305	$262	$577	$526	$454

        Capital expenditures within the ADT Worldwide segment related to company-owned security systems installed in customers' premises were $188 million and $159 million during the six months ended March 30, 2007 and March 31, 2006, respectively, and $328 million, $289 million and $289 million in fiscal 2006, 2005 and 2004, respectively. Other capital expenditures related primarily to maintaining, improving and expanding manufacturing capability as well as enhanced information technology.

        In addition to the above capital expenditures, acquisitions of customer accounts through the ADT dealer program were $176 million and $169 million during the six months ended March 30, 2007 and March 31, 2006, respectively, and $373 million, $328 million and $254 million in fiscal 2006, 2005 and 2004, respectively.

Related Party Transactions

        As a result of the spin-offs, both Covidien and Tyco Electronics will become independent public companies. Therefore, any continuing services or contractual arrangements between us and Covidien and Tyco Electronics will not be considered related party transactions subsequent to the spin-offs. We expect that we will continue to provide certain transition services to Covidien and Tyco Electronics until such time as Covidien and Tyco Electronics can create the necessary stand-alone functions and systems. For purposes of governing certain of the ongoing relationships between us and Covidien and Tyco Electronics at and after the spin-offs and to provide for an orderly transition, we and Covidien and Tyco Electronics will enter into various agreements related to such services and relationships. For a description of the agreements governing certain of the ongoing relationships between us, Covidien and Tyco Electronics at and after the spin-offs, see "Relationship with Covidien and Tyco Electronics."

Pro Forma Guarantees

        We historically have provided support in the form of financial and/or performance guarantees to various Historical Tyco operating entities. We are working with the guarantee counter-parties to pursue the cancellation or assignment of these guarantees to Covidien or Tyco Electronics. To the extent these guarantees are not assigned prior to the spin-off date, we will assume primary liability on any remaining such support. It is probable that a small number of these guarantees will result in liabilities recorded by us representing the estimated fair values of those obligations which is expected to be insignificant.

        We expect that there will be certain guarantees or indemnifications extended between Tyco International, Tyco Electronics and Covidien in accordance with the terms of the Separation and Distribution Agreement and/or Tax Sharing Agreement when finalized. At the time of the spin-offs, we will record a liability necessary to recognize the fair value of such guarantees and indemnifications in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Fair values will be determined with the assistance of a third party valuation firm and will result in recorded amounts in excess of those amounts recorded by Historical Tyco. Based on preliminary information and analysis, we estimate that the incremental liability necessary to reflect the fair value of these guarantees and indemnifications will be in the range of $95 million to $145 million. For Tyco International, the guarantees primarily relate to certain contingent tax liabilities. Once the fair value is determined, the related liability will be included in the pro forma balance sheet.

BUSINESS

Overview

        On January 13, 2006, we announced that our board of directors had approved a plan to separate Historical Tyco's portfolio of diverse businesses into three independent, publicly-traded companies: one for our healthcare businesses (Covidien), one for our electronics businesses (Tyco Electronics) and one for our fire and security and engineered products and services businesses (Tyco International). Following the completion of the spin-offs of our healthcare and electronics businesses, we will continue to be a leading provider of electronic security, fire and safety services and products, valves and controls and other industrial products. We also will continue manufacturing steel pipe and tubular products and providing services to infrastructure markets around the world.

        In connection with the spin-offs of Covidien and Tyco Electronics, we are realigning our operations and will conduct our business through five segments:

  •
  ADT Worldwide designs, sells, installs, services and monitors electronic security systems to residential, commercial, industrial and governmental customers.

  •
  Fire Protection Services designs, sells, installs and services fire detection and fire suppression systems to commercial, industrial and governmental customers.

  •
  Flow Control designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for the water and wastewater markets, the oil and energy markets and other process industries.

  •
  Safety Products designs, manufactures and sells fire protection, security and life safety products, including fire suppression products, breathing apparatus, intrusion security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services.

  •
  Electrical and Metal Products designs, manufactures and sells galvanized steel tubing and pipe products, as well as cable products, including pre-wired armored cable and flexible conduit products for commercial construction.

        We also provide general corporate services to our segments and, through our Infrastructure Services business, provide consulting, engineering, construction management and operating services for the water, wastewater, environmental, transportation and facilities markets. These operations are reported as Corporate and Other.

        Our unaudited pro forma net revenue by these segments for fiscal 2006 is set forth in the table below:

	Unaudited Pro Forma Net Revenue (dollars in billions)
		Percent of Total Pro Forma Net Revenue
Segment
	Fiscal 2006	Fiscal 2006	Key Brands
ADT Worldwide	$7.2	39%	ADT, Sensormatic
Fire Protection Services	3.3	18	SimplexGrinnell, Wormald
Flow Control	3.1	17	Keystone, Vanessa
Safety Products	1.7	9	Scott, Ansul
Electrical and Metal Products	1.9	10	Allied Tube & Conduit, AFC Cable
Corporate and Other	1.4	7	EarthTech

Total	$18.6	100%

Competitive Strengths

        We believe that we have the following competitive strengths:

  •
  Leading market positions and brands.    We have leading market positions in each of our segments, and a number of well recognized brands. For example:

  •
  ADT Worldwide is one of the world's largest providers of electronic security systems and services to the commercial and residential markets (ADT and Sensormatic).

  •
  Fire Protection Services is one of the world's largest providers of fire detection and fire suppression systems and services (SimplexGrinnell, Wormald and Mather & Platt).

  •
  Flow Control is one of the world's largest manufacturers of valves and related products (Keystone and Vanessa).

  •
  Safety Products is a major designer and manufacturer of fire suppression products (Ansul and Grinnell), breathing apparatus for emergency workers (Scott), intrusion security products (DSC and Bentel) and video and access control products (American Dynamics and Software House).

  •
  Electrical and Metal Products is a major manufacturer of galvanized steel tubing and cable products (Allied Tube & Conduit and AFC Cable).

  •
  Global reach and significant scale of operations.    We are a global company, in terms of sales, manufacturing and services. We conduct business in more than 60 countries, and 50% of our fiscal 2006 net revenue was generated outside the United States, with 27% in Europe, 14% in the Asia-Pacific region and 9% in the Other Americas. We believe the global nature of our businesses and our extensive sales networks allow us to offer our services and products worldwide to our multinational customers, differentiating us from our competitors, and to participate in the higher growth potential of emerging markets. In addition, we have an extensive global manufacturing presence and operate over 850 manufacturing facilities around the world. Our global manufacturing footprint and our significant scale of operations provide us with greater flexibility to reduce our costs through manufacturing efficiencies, purchasing power and resources for product design, marketing and customer management relative to our smaller competitors.

  •
  Diverse portfolio of services and products.    We offer a broad portfolio of services and products, which allows our customers to fulfill many of their needs by purchasing solely from us. For customers that purchase multiple services or products across many geographic areas, the breadth of our offerings allows us to serve our customers in ways that many of our competitors cannot.

  •
  Diverse customer base.    Our customers operate in many different industries and countries, which allows us to leverage our skills and experience across many end markets. For example, we provide our electronic security services and products to many of the world's largest retailers, many of the leading banks in North America and to over five million households and over one and a half million business locations globally.

  •
  Favorable long-term growth opportunities.    We operate businesses in a number of different markets that have attractive characteristics and solid growth prospects. ADT Worldwide continues to experience strong growth rates due to continued commercial, residential and governmental demand for our broad range of market leading security systems and services. We expect that growth in Fire Protection Services will be driven by non-residential construction, by refurbishment and upgrades of existing systems and by increasingly demanding fire codes. We also believe that several of the industrial end markets in which Flow Control operates will achieve growth rates higher than the U.S. Gross Domestic Product. For example, we believe that the water market will continue to grow globally due to both the increasing demand for potable water in emerging markets and the need to upgrade distribution infrastructures in mature markets. We also believe that the oil and gas and petrochemical industries will experience increasing investment levels.

  •
  Stable, recurring revenue base.    Many of our ADT Worldwide customers have long-term agreements with us to provide ongoing monitoring, inspection and maintenance services, which generate predictable annual revenue in excess of $3.5 billion. In addition, we have a substantial amount of repeatable revenue from ongoing service and maintenance activities in our Fire Protection Services business.

  •
  Strong cash flow.    We historically have generated significant cash flow from our operations. Our cash flow provides us with the financial flexibility to invest in new products and acquisitions to enhance our market leading businesses.

  •
  Experienced management team.    Our executive officers have the proven track record and experience necessary to execute our business strategies. Led by our Chairman and Chief Executive Officer, Ed Breen, our management team has successfully rationalized our operations, reduced our financial leverage, implemented world-class corporate governance standards and improved our financial performance. Our executive officers and the managers that support them have extensive experience in and knowledge of the markets in which we operate and have established relationships with our customers.

Strategy

        Our goal is to build upon our position as a leading provider of electronic security, fire and safety services and products, valves and controls and other industrial products. We operate in a number of highly fragmented markets where we believe we have a number one or two market position that translates into a relatively small market share. We believe we have opportunities to increase our market share and accelerate revenue growth by expanding our customer base and by generating new business from our existing customers. In addition, we believe we have opportunities to improve our margins. Our business strategy includes the following strategic priorities:

  •
  Expand our customer base.    We believe that we have significant opportunities to attract customers and increase our market share by focusing our sales and marketing efforts and our product development efforts on key vertical markets. These vertical markets include: retailer, banking, governmental, educational, oil and gas and transportation for ADT Worldwide; healthcare, governmental, educational, lodging, manufacturing and commercial/industrial for Fire Protection Services; and oil, gas, power, petrochemicals and water for Flow Control. In addition, we believe that we have significant opportunities to acquire new residential customers for ADT Worldwide, primarily by leveraging the strength of our brand and our global presence. We also intend to aggressively pursue sales opportunities in new and emerging markets, where we believe that we have promising opportunities to expand our market share and where we can capitalize on the skills and technologies we developed in our existing markets.

  •
  Generate new business from existing customers.    We believe that our customer relationships, enhanced by targeted sales and marketing efforts that emphasize the breadth of our portfolio and that focus on product and service opportunities within each customer's industry, will enable us to increase our market penetration and generate increased sales and service revenue from existing customers. We intend to leverage our existing customer relationships to market a broader range of our services and products to our multinational customers. Similarly, we intend to identify customers that operate in limited geographic regions and that can benefit from services and products that we do not currently market in those regions. We expect to increase the global penetration of our leading brands among our existing customers.

  •
  Improve productivity and efficiency.    We intend to increase the profitability of our global portfolio of services and products by focusing on further improvements to our cost structure. We will continue to reduce our manufacturing costs by leveraging our purchasing power to reduce procurement costs, enhancing our manufacturing productivity through an emphasis on key metrics and processes such as Six Sigma, continuing to standardize our systems and processes across our businesses, consolidating facilities within countries and by moving our production facilities from high-cost to low-cost manufacturing regions. We recently announced a restructuring program that is expected to generate annual savings commencing in fiscal 2008. In addition, we will evaluate our existing operations on a regular basis in order to identify and potentially dispose of businesses or product lines that we conclude do not meet either our long-term return criteria or our strategic direction.

  •
  Pursue disciplined acquisition process.    Our strong cash flows will enable us to fund acquisitions that strengthen our product offerings and market positions, as well as increase our revenues and profitability, with a particular focus on our security, flow control and safety products businesses.

History and Development

  Tyco International Finance S.A.

        Tyco International Finance S.A., or TIFSA, a Luxembourg company, is a wholly-owned subsidiary of Tyco International Ltd. TIFSA's registered and principal offices are located at 17, Boulevard de la Grande Duchesse Charlotte, L-1331 Luxembourg. Its telephone number at that address is (352) 464-340-1. TIFSA is a newly-formed holding company established in connection with the spin-offs of our healthcare and electronics businesses to directly and indirectly own substantially all of the operating subsidiaries of Tyco International Ltd., to issue the notes and to perform treasury operations for us. Otherwise, it will conduct no independent business. TIFSA was incorporated in December 2006 with $50,000 in initial capital.

        TIFSA was formed in Luxembourg as part of the separation in order to replicate the legal and operating structure of Tyco International Group S.A. Tyco International Ltd., the sole shareholder of TIFSA, will similarly guarantee the notes issued by TIFSA in order to replicate this legal and operating structure. We chose to replicate this legal and operating structure because our shareholders and the holders of our public debt are familiar with this structure and because it will simplify the execution of the distribution and internal separation transactions. In addition, Luxembourg offers a banking, finance, legal and regulatory infrastructure that we believe is suited to the capital market needs of a multinational company. Immediately prior to the distribution, TIFSA will own directly or indirectly substantially all of Tyco International Ltd.'s operating subsidiaries in order to concentrate their direct and indirect ownership under a single holding company that will act as our principal external borrower. TIFSA's concentrated ownership of the operating subsidiaries will be an efficient means of providing additional financial support for the notes. TIFSA will issue the notes in its role as our principal external borrower.

  Tyco International Ltd.

        Tyco International Ltd. is a Bermuda corporation. Its registered and principal office is located at Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, and its telephone number at that address is (441) 292-8674. Its management office in the United States is located at 9 Roszel Road, Princeton, New Jersey 08540. Tyco International is the public company resulting from the business combination on July 2, 1997 of Tyco International Ltd., a Massachusetts corporation, and ADT Limited, a Bermuda company. Tyco International Ltd. will unconditionally guarantee the notes to be issued by TIFSA to provide financial support for the notes.

Services and Products

  ADT Worldwide Segment

        Our ADT Worldwide segment designs, sells, installs, services and monitors electronic security systems to residential, commercial, industrial and governmental customers around the world. We are one of the world's largest providers of electronic security systems and services. We have a significant market presence in North and South America, Europe and the Asia-Pacific region. With fiscal 2006 net revenue of $7.2 billion, our ADT Worldwide segment comprises 39% of our consolidated net revenue.

  Industry Overview

        The security industry includes electronic security services, security equipment, security consulting, guarding and mechanical security products. The global security products and services industry generated approximately $170 billion in revenues in 2005, according to the Freedonia Group. Industry growth has been driven by heightened global security needs as a result of increased crime and terrorist attacks, strong alarm monitoring demand from the commercial and governmental sectors and the introduction of new products and technologies.

        We participate in both the electronic security services sector and the security equipment sector of the security industry. The electronic security services sector, which consists primarily of security alarm monitoring, generated approximately $31 billion in sales in 2005, according to the Freedonia Group, and is highly fragmented. The portion of the security equipment sector that we participate in includes products used for intrusion protection, access control, video surveillance and electronic article surveillance, and generated approximately $35 billion in revenues in 2005, according to the Freedonia Group, and also is highly fragmented.

  Strategy

        We intend to expand our commercial customer base by focusing our sales and marketing efforts on key vertical markets such as retailer, banking, governmental, educational, oil and gas and transportation. By adopting a vertical market-focused approach, we believe we can effectively target those market segments where ADT Worldwide can differentiate its core capabilities and customize security solutions specific to its customers' needs. We intend to increase the number of commercial and residential customers by more effectively generating leads and by driving productivity in our sales force through improved incentives for increased profitability, greater sales efficiency, improved lead conversion rates and better performance management systems. We also plan to increase our customer base by acquiring additional accounts from our network of dealers. Further, we expect to improve our customer account attrition rates through enhanced retention and re-sale programs.

        ADT Worldwide operates in many regions including North America, Europe, Middle East, Africa, Asia, Australia and Latin America. Regional operating performance can be different for a number of reasons, including our mix of revenues between our residential and commercial customers from region to region, our ability to leverage additional service opportunities within the existing cost structure and product and service pricing. We have identified certain strategic actions that we are executing in the future to improve our operating performance in certain regions that are currently underperforming. These actions include consolidating certain administrative functions and initiatives to improve field efficiencies, particularly in Europe.

        We will pursue opportunities in attractive emerging markets where we believe we can leverage the skills and technologies that we have developed in the markets we currently serve. We will complement these initiatives by continuing to work with our Safety Products segment to develop new technologies and explore potential partnerships and acquisition opportunities that will allow ADT Worldwide to strengthen its service offerings, enhance its market positions or expand into higher-growth, adjacent markets.

  Services and Products

        ADT Worldwide supplies and installs electronic security systems to the residential, commercial, industrial and governmental markets. We also provide electronic security services, including monitoring of burglar alarms, fire alarms and other life safety conditions.

        Our electronic security systems business involves the installation and use of security systems designed to detect intrusion, control access and react to movement, fire, smoke, flooding, environmental conditions, industrial processes and other hazards. These electronic security systems comprise detection devices that are connected to a monitoring center that receives and records alarm signals. For most systems, control panels identify the nature of the alarm and the areas where a sensor was triggered. Our electronic security systems include: access control systems for sensitive areas such as offices or banks; video surveillance systems, designed to deter theft and fraud and help protect employees and customers; and asset protection and security management systems, designed to monitor and protect physical assets as well as proprietary electronic data. Our electronic security systems also include anti-theft systems utilizing labels and tags in the retail industry. Many of the world's leading retailers use our Sensormatic anti-theft systems to protect against shoplifting and employee theft.

        Purchasers of our intrusion security systems typically contract for ongoing security system monitoring and maintenance at the time of initial equipment installation. Systems installed at customers' premises may be owned by us or by our customers. Monitoring center personnel may respond to alarms by relaying appropriate information to local fire or police departments, notifying the customer or taking other appropriate action. In some instances, alarm systems may be connected directly to local fire or police departments.

        Our customers often are prompted to purchase security systems by their insurance carriers, which may offer lower insurance premium rates if a security system is installed or require that a system be installed as a condition of coverage.

  Customers

        ADT Worldwide sells to residential, commercial, industrial and governmental customers. Our residential customers typically include owners of single-family homes or multi-family apartment complexes. Our commercial customers include among others retail businesses, financial institutions, commercial/industrial facilities and health care facilities. Our governmental customers include federal, state and local governments, defense installations, schools and mass transportation providers. In addition to advertising, direct mailings and the internet, we market our electronic security systems and services to these customers through a direct sales force and, with respect to residential customers, through an authorized dealer network. A separate sales force services large commercial and governmental customers and focuses on key vertical markets such as retail and banking.

  Competition

        The electronic security services business is highly competitive, with a number of major firms and thousands of smaller regional and local companies. Competition is based primarily on price in relation to quality of service. Rather than compete purely on price, we emphasize the quality of our electronic security service, the reputation of our brands and our knowledge of our customers' security needs.

  Fire Protection Services Segment

        Our Fire Protection Services segment designs, sells, installs and services fire detection and fire suppression systems. We believe we are one of the largest providers of these systems and services, with fiscal 2006 net revenue of $3.3 billion. Our Fire Protection Services segment comprises 18% of our consolidated net revenue.

  Industry Overview

        The market for fire detection and fire suppression systems includes the manufacture, installation and service of fire alarms, fire safety products, sprinklers, extinguishers and special hazard equipment. Our services and products are sold primarily to commercial, industrial and governmental customers. Local fire codes drive demand for fire services and products used in new construction and in retrofitting or upgrading existing buildings. The market is highly fragmented and consists of a few large, international companies that primarily manufacture fire detection and fire suppression products and thousands of small, local companies that install and service these products.

  Strategy

        We intend to grow our customer base and deepen our market penetration by focusing our sales and marketing efforts across global accounts and along key vertical markets, such as healthcare,

governmental, educational, lodging, manufacturing and commercial/industrial. By combining this vertical market approach with increased focus on the delivery and responsiveness of our service offerings, we believe we can differentiate our offerings to better serve our customers' needs. We also plan to aggressively pursue recurring revenue opportunities with existing customers. We intend to expand our product offerings in high-growth, emerging markets where we believe we can capitalize on the skills and technologies that we have developed in our existing markets. By working closely with our Safety Products segment, we intend to develop offerings that address key technologies driving customer demand, such as mass notification, as well as new business generated from changes and expansions in fire and life-safety codes and standards. We will continue to promote operational excellence by standardizing internal processes across business units and consolidating back office capabilities.

  Services and Products

        We design, sell, install and service fire alarm and fire detection systems, automatic fire sprinkler systems and special hazard suppression systems. Fire Protection Services operates under various leading trade names, including SimplexGrinnell, Wormald, Mather & Platt, Total Walther, Dong Bang, Zettler and Tyco. A significant portion of the mechanical components used in our fire detection systems are manufactured by our Safety Products segment.

        We offer a wide range of fire alarm and fire detection systems. These alarm and detection systems include fire alarm control panels, advanced fire alarm monitoring systems, smoke, heat and carbon monoxide detectors, voice evacuation systems and emergency lighting systems. We also offer a wide range of fire suppression systems, the majority which are water-based sprinkler systems. In addition, we provide custom designed special hazard suppression systems, which incorporate specialized extinguishing agents such as foams, dry chemicals and gases, in addition to spill control products designed to absorb, neutralize and solidify spills of hazardous materials. These systems are often especially suited to fire suppression in certain manufacturing, power generation, petrochemical, offshore oil exploration, transportation, data processing, telecommunications, commercial food preparation, mining and marine applications.

        We install fire detection and fire suppression systems in both new and existing buildings. These systems typically are purchased by owners, construction engineers and mechanical or general contractors. In recent years, retrofitting of existing buildings has grown as a result of legislation mandating the installation of fire detection and fire suppression systems, especially in hotels, healthcare facilities and educational establishments. We continue to focus on system maintenance and inspection, which have become increasingly significant parts of our business.

  Customers

        Fire Protection Services' customers include commercial enterprises, governmental entities, airports, commercial shipping companies, fire departments, transportation systems, owners of petrochemical facilities and homeowners. We market our fire detection and fire suppression systems to the majority of these customers through a direct sales force.

  Competition

        Competition in the fire detection and fire suppression business varies by region. In North America, we compete with hundreds of smaller contractors on a regional or local basis for the installation of fire detection and fire suppression systems. In Europe, we compete with many regional or local contractors on a country-by-country basis. In Asia, Australia and New Zealand, we compete with a few large fire detection and fire suppression contractors, as well as with many smaller regional and local companies. We compete for fire detection and fire suppression systems contracts primarily on the basis of price, service and quality.

  Flow Control Segment

        Our Flow Control segment designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for the water and wastewater markets, the oil and energy markets and other process industries. The global flow control market is highly fragmented, consisting of many local and regional companies and a few global competitors. We believe we are the world's leading manufacturer of flow control products. We believe our market share in the global water, process, and energy-related markets is approximately 5%. With fiscal 2006 net revenue of $3.1 billion, our Flow Control segment comprises 17% of our consolidated net revenue.

  Industry Overview

        The flow control market consists of the design, manufacture, sale and service of valves, actuators, controls, pipes, fittings and related products to the water, energy and industrial markets. The global market for these products is estimated to generate more than $53 billion of annual revenue. The market has grown faster than the U.S. Gross Domestic Product in the past few years due to the increasing volume of projects in the water, energy and industrial markets that incorporate valves and related products.

        Over the next several years, we expect the total market for these products to continue to grow. The water market generates approximately $17 billion in annual revenue. We believe that growth will be driven by increased demand for potable water in emerging markets and the need to refresh and upgrade the distribution infrastructure in mature markets. The energy market, which includes the oil and gas, petrochemicals and power industries, represents another $18 billion in annual revenues for flow control products. We also serve other process industries, such as chemicals, food and beverage, marine and mining, with valves and related products for both new projects and replacement of existing product. These markets are estimated to represent approximately $18 billion in annual revenue.

  Strategy

        We intend to further align with our customers' needs by focusing our sales and marketing resources along key vertical markets, including water and wastewater, oil and gas, food processing and general industrial. We plan to continue expanding our product offerings through increased R&D investments in developing technologies, as well as through selective acquisitions and partnerships. By continuing to invest in our service and repair capabilities, we expect to capitalize on strong industry demand for parts and after-market services in our recurring revenue business. We intend to leverage the breadth of our product portfolio and our geographic capabilities to enhance our ability to meet customer requirements for global projects. We intend to capitalize on growth opportunities in key emerging markets by accelerating our investment in sales and marketing. We also intend to focus on improving profitability through the rationalization of our manufacturing footprint and product offerings.

  Services and Products

        Flow Control designs and manufactures a wide variety of valves, actuators, controls, pipes, fittings and heat tracing products. Valve products include a broad range of industrial valves, including on-off valves, safety relief valves and other specialty valves. Actuation products include pneumatic, hydraulic and electric actuators. Control products include limit switches, solenoid valves, valve positioners, network systems and accessories. For the water market, Flow Control offers a wide variety of pipes, valves, hydrants, house connections and fittings for water transmission and distribution applications. Flow Control is also a global provider of heat tracing services and products. In addition to these core products, Flow Control makes a variety of specialty products for environmental (emissions monitoring, water flow and quality monitoring, dust filter cleaning systems), instrumentation (manifolds, enclosures, isolation valves) and other applications. We manufacture these products in facilities located throughout the world.

        Flow Control products are used in many applications including power generation, chemical, petrochemical, oil and gas, water distribution, wastewater, pulp and paper, commercial irrigation, mining, food and beverage, plumbing and HVAC. Flow Control also provides engineering, design, inspection, maintenance and repair services for its valves and related products.

        Flow Control products are sold under many trade names, including Anderson Greenwood, Biffi, Crosby, Keystone, KTM, Raychem, Sempell, Tracer and Vanessa. Flow Control sells its services and products in most geographic regions directly through its internal sales force and in some cases through a network of independent distributors and manufacturers' representatives.

  Customers

        Flow Control's customers include businesses engaged in a wide range of industries, including power generation, oil production and refining, chemical and petrochemical, pharmaceutical, food and beverage, gas, water, marine and shipbuilding and related process industries. Customers include end users as well as engineering and construction companies, contractors, OEMs and distributors. Flow Control operates an extensive network of sales, service and distribution centers to serve our wide range of global customers. Flow Control is a global company with 41% of sales in Europe and the Middle East, 27% from the Americas, 20% from the Pacific region and 12% from Asia.

  Competition

        The flow control industry is highly fragmented. We compete against a number of international, national and local manufacturers of industrial valves as well as against specialized manufacturers on the basis of product capability, product quality, breadth of product line, delivery and price. Our major competitors vary by region.

  Safety Products Segment

        Safety Products designs, manufactures and sells fire protection, security and life safety products, including fire suppression products, breathing apparatus, intrusion security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services. We are a major provider of safety products, including fire suppression, breathing apparatus, video and access control and intrusion security products. With fiscal 2006 net revenue of $1.7 billion, our Safety Products segment comprises 9% of our consolidated net revenue.

  Industry Overview

        The markets for fire detection, fire suppression, access control, video and intrusion security systems are described above in the industry overview sections of the ADT Worldwide and Fire Protection Services segments. The market for breathing apparatus includes the design and manufacture of supplied air products, air purifying equipment, thermal imaging cameras, personal protective equipment and gas detection equipment. Our products are sold through distribution partners to a range of customers, including fire and first response departments, militaries, industrial customers, system contractors and integrators and some retail safety stores. Industry trends affecting sales of our products include an increased focus on workplace safety in the emerging markets and an increase in national security spending by governments.

  Strategy

        We intend to accelerate our revenue growth by implementing the following strategies: leveraging our product development pipeline, which features enhancements and newer technologies in Internet Protocol, integrated access control, intrusion solutions and new fire suppression technologies; expanding our presence in emerging markets, such as China, Eastern Europe and India; and pursuing strategic partnerships and acquisitions in key product areas. We intend to improve our recurring revenue stream by further integrating our product portfolio with logical security systems and communications services, as well as by enhancing the inter-operability of our intrusion security, access control, video systems and fire detection products. We plan to improve our profitability by continuing to move our manufacturing footprint to low-cost countries and by driving operational excellence and strategic sourcing initiatives.

  Services and Products

        We manufacture fire suppression products, including water sprinkler systems, portable fire extinguishers, commercial suppression systems for special hazards including: gas, powder and foam agents, forestry and hose products used to fight wildfires, and fire-fighting foam and related delivery devices. We manufacture self-contained breathing apparatus designed for firefighter, industrial and military use, supplied air respirators, air-purifying respirators, thermal imaging cameras, gas detection equipment and gas masks. Our breathing apparatus are used by the military forces of several countries and many U.S. firefighters rely on our Scott Air-Pak brand of self-contained breathing apparatus.

        We design and manufacture integrated video surveillance and access control systems to enable businesses to manage their security and enhance business performance. Our global access control solutions include: integrated security management systems for enterprise applications, access control solutions for mid-size applications, alarm management panels, door controllers, readers, keypads and cards. Our global video system solutions include: digital video management systems, matrix switchers and controllers, digital multiplexers, programmable cameras, monitors and liquid crystal displays. Our intrusion security products provide advanced security products for homes and businesses ranging from burglar alarms to a full range of security systems including alarm control panels, keypads, sensors and central station receiving equipment used in security monitoring centers.

        We also manufacture a number of products for Fire Protection Services and ADT Worldwide for incorporation into their electronic security systems and fire detection and fire suppression systems. These products include a wide range of our fire detection and fire suppression products, security video and access control products, electronic article surveillance and intrusion products.

  Customers

        Safety Products sells its products primarily through indirect distribution channels around the world. These business partners sell to customers including contractors that install fire suppression, security and theft protection systems. Some of our partners are integrators and install the products themselves; others act as dealers and sell to smaller fire and security contractors. Our end customers for our breathing apparatus include fire departments, municipal and state governments and military forces. Customers for our fire sprinkler products include distributors, commercial builders and contractors. Residential builders, contractors and developers are emerging customers for our sprinkler products given changing regulatory dynamics.

        Our Safety Products businesses utilize a worldwide network of sales offices and operate globally under various trade names, including Scott, Ansul, Grinnell, SoftwareHouse, American Dynamics, DSC and Bentel.

  Competition

        Competition for the manufacture and sale of our products is based on specialized product capacity, breadth of product line, price, training and support and delivery. The principal competitors are specialty products manufacturing companies based in the United States, with other smaller competitors in Europe and Asia.

  Electrical and Metal Products Segment

        Our Electrical and Metal Products segment designs, manufactures and sells galvanized steel tubing and pipe products, as well as cable products, including pre-wired electrical cables, and electrical support and metal framing systems. In North America, our Allied Tube & Conduit business is a leading manufacturer of electrical steel conduit, and our AFC Cable Systems division is a leading manufacturer of steel and aluminum pre-wired electrical cable and cable tray systems. Electrical and Metal Products also manufactures and sells steel tubes, tiles, plates and other specialty formed steel products in Brazil. With fiscal 2006 net revenue of $1.9 billion, our Electrical and Metal Products segment comprises 10% of our consolidated net revenue.

        The market prices of key raw materials such as steel and copper have a significant impact on the segment's operating results. The segment's operating margins are significantly affected by steel and copper spreads which are the difference between what the company paid for these raw materials and the selling price charged to customers for the range of products manufactured from these raw materials.

  Industry Overview

        Electrical and Metal Products participates in a number of industries including electrical conduit and wiring, fire protection, perimeter security, metal framing and automotive, as well as industries served by original equipment manufacturers, or OEMs. The electrical conduit and wiring, fire protection, perimeter security and metal framing markets are primarily driven by non-residential construction activity in North America. Products manufactured for these markets are used principally by building contractors in the construction and modernization of non-residential structures. The markets for these products are estimated to generate approximately $7 billion in annual revenues.

        We also sell steel tubular products to the automotive industry for structural components and door impact beams. In addition to automotive, we sell into a number of other OEM industries direct or through pipe distributors and service centers. We believe that the North American market for welded steel tubular products is estimated to generate approximately $3 billion in annual revenues.

  Strategy

        We intend to maintain our market position in key end markets by continuing to take advantage of our low-cost manufacturing base, technical leadership and brand recognition. We also plan to increase our product offerings to address opportunities in specific industries, such as comprehensive metal framing solutions for the non-residential construction industry. In our tubular products business, we intend to diversify into new OEM markets and offer complementary products in our existing markets.

  Services and Products

        Electrical and Metal Products designs and manufactures galvanized steel tubing and pipe products that include electrical conduit, fire sprinkler pipe, light gauge steel tube, fence pipe and automotive tubular components. These steel tube and pipe products are sold under the brand names Allied Tube & Conduit, Century Tube and Tectron Tube.

        We also design and manufacture cable products including pre-wired armored and metal-clad electrical cable as well as flexible and non-metallic conduit. These cable products are sold under the brand names AFC Cable Systems, Eastern Wire and Kaf-Tech. In addition, we manufacture various electrical support system products including strut channel and cable tray systems and associated fittings, sold under the brand names Unistrut and TJ Cope.

  Customers

        The majority of the products manufactured by Electrical and Metal Products are used by trade contractors in the construction and modernization of non-residential structures such as commercial office buildings, institutional facilities, manufacturing plants and warehouses, shopping centers and multi-family dwellings. Nearly 90% of these products are sold through wholesale distribution to trade contractors; the remaining 10% of sales are sold to smaller contractors and homeowners through home improvement retailers.

        The other major customer segment, representing approximately 25% of revenue, is the OEM market. Steel tubing supplied by Electrical and Metal Products is ultimately used as a component for OEM products in automotive, commercial or industrial end markets. Steel tubular products are sold direct to OEMs or, in the case of automotive components, to suppliers.

  Competition

        The market for electrical conduit and wiring and supports, fire protection and security products and steel tubing includes a broad range of competitors. Our principal competitors range from national manufacturers to smaller regional players. Our customers purchase from us because of the quality and breadth of our product line and the availability of our products.

        Foreign suppliers, especially those in China, Turkey and India, also aggressively pursue the sprinkler pipe and fence pipe market through their standard pipe offerings.

  Corporate and Other

        The revenue of Corporate and Other is primarily generated by our Infrastructure Services business, which principally operates under the EarthTech name. Through our Infrastructure Services business, we provide consulting, engineering, construction management and operating services for the water, wastewater, environmental, transportation and facilities markets. The global infrastructure services market is highly fragmented, consisting of many local and regional firms and a few global competitors with similar breadth of services. We will explore a number of strategic alternatives for our Infrastructure Services business that will include the possible divestiture of the company. At the conclusion of this process, management will present its recommendations to the board of directors for their review and approval. The Infrastructure Services business had total revenue of $1.2 billion in fiscal 2006 and operating income of $55 million.

        Corporate and Other also includes various corporate and administrative functions.

  Industry Overview

        The infrastructure services market consists of a broad range of consulting, engineering and construction and operating services for water, wastewater, environmental, transportation and facilities markets. Engineering and consulting is a growth industry driven by increasing population, aging infrastructure and increasing regulatory requirements.

  Strategy

        We intend to continue to increase profitability of our Infrastructure Services business by improving productivity and efficiency, focusing on project selection, execution and delivery and continuing to standardize our systems and processes. We also plan to build our global capabilities to better serve our multi-national customers on major projects, as well as increase market penetration in attractive industries like water infrastructure development.

  Services and Products

        Our Infrastructure Services business provides a broad range of consulting, engineering and construction services through its business lines. Principal services consist of consulting and engineering, but we also offer turn-key design-build-operate capabilities, particularly in the water and wastewater markets. We provide these services for institutional, civic, commercial and industrial clients. We operate our Infrastructure Services business through a network of offices in the United States, Canada, Mexico, Brazil, Australia, China and Western Europe. We compete with a number of international, national, regional and local companies on the basis of price and the breadth and quality of services.

  Customers

        We derive approximately 58% of our net revenues from governmental clients—federal, state and local—with the remainder of revenues derived from private industrial firms. The segment maintains 130 offices worldwide to service a wide range of customers in North America and other markets around the world.

  Competition

        The engineering and consulting industry is highly fragmented. Our Infrastructure Services business competes globally against global, regional and local firms on design build, operations and management, engineering and consulting contracts.

Backlog

        On March 30, 2007, we had a backlog of unfilled orders of $11.4 billion, compared to a backlog of $10.7 billion on September 29, 2006 and $10.3 billion on September 30, 2005. Backlog by segment is as follows (dollars in millions):

	March 30, 2007	September 29, 2006	September 30, 2005
ADT Worldwide	$5,924	$5,840	$5,650
Fire Protection Services	1,092	1,050	968
Flow Control	1,485	1,115	771
Safety Products	152	134	138
Electrical and Metal Products	119	109	124
Corporate and Other(1)	2,635	2,494	2,640

Total	$11,407	$10,742	$10,291

(1)
Our Infrastructure Services business is reported under Corporate and Other.

        Within ADT Worldwide, backlog increased primarily as a result of strong bookings across all regions. Backlog for ADT Worldwide also includes recurring revenue-in-force, which represents 12 months' fees for monitoring and maintenance services under contract in the security business. The amount of recurring revenue-in-force at March 30, 2007, September 29, 2006 and September 30, 2005 was $3.76 billion, $3.65 billion and $3.55 billion, respectively. Backlog within Fire Protection Services increased primarily as a result of increased orders in Europe and North America. Flow Control had increased bookings mostly in the Asia-Pacific region. Infrastructure Services experienced a decrease in backlog between September 30, 2005 and September 29, 2006 due to order fulfillment in the United States, the United Kingdom and Brazil, offset by additional bookings primarily in North America and Europe. The increase between September 29, 2006 and March 30, 2007 was due to new bookings in Brazil and Canada.

Intellectual Property

        Patents and other proprietary rights are important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including patents and patent applications, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities and monitor the intellectual property claims of others.

        We own a portfolio of patents that principally relates to: electronic security systems; fire detection systems; suppression systems; fire extinguishers and related products; integrated systems for surveillance and control of public transportation and other public works; fire protection sprinklers and related systems and products; structural and electrical tubing and conduit; building structural members, panels and related fixtures; concrete reinforcing products; fire-rated and armored electrical cabling; heat tracing and floor heating systems; security wire and fencing; and flow control products, including valves, actuators and controllers and airflow control and sensing products. We also own a portfolio of trademarks and are a licensee of various patents and trademarks. Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. Trademark rights may potentially extend for longer periods of time and are dependent upon national laws and use of the trademarks.

        While we consider our patents and trademarks to be valuable assets, we do not believe that our overall competitive position is dependent on patent or trademark protection or that our overall operations are dependent upon any single patent or group of related patents.

Research and Development

        We are engaged in research and development in an effort to introduce new products, to enhance the effectiveness, ease of use, safety and reliability of our existing products and to expand the applications for which the uses of our products are appropriate. We continually evaluate developing technologies in areas that we believe will enhance our business for possible investment or acquisition.

        Our research and development expense was $78 million and $73 million during the six months ended March 30, 2007 and March 31, 2006, respectively, and $147 million, $147 million and $128 million for fiscal 2006, 2005 and 2004, respectively.

Governmental Regulation and Supervision

        Our operations are subject to various federal, state and local consumer protection, licensing and other laws and regulations. Most states in which we operate have licensing laws directed specifically toward the alarm and fire suppression industries. Our ADT Worldwide business currently relies primarily upon the use of wireline telephone service to communicate signals. Wireline telephone companies in the United States are regulated by both the federal and state governments.

        We conduct our businesses through subsidiaries worldwide. Changes in legislation or government policies can affect our worldwide operations. For example, governmental regulation of fire safety codes can impact our Fire Protection Services business.

Environmental

        We are subject to numerous federal, state and local environmental protection and health and safety laws governing, among other things, the generation, storage, use and transportation of hazardous materials; emissions or discharges of substances into the environment; and the health and safety of our employees. The cost of compliance with environmental laws, however, has not had, and based on current information and applicable laws, is not expected to have, a material adverse effect upon our capital expenditures, earnings or competitive position.

        Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances at their properties or at properties at which they have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of or exposure to hazardous substances. We have received notification from the U.S. Environmental Protection Agency and from state environmental agencies that conditions at a number of sites where we and others disposed of hazardous substances require cleanup and other possible remedial action and may require that we reimburse the government or otherwise pay for the cost of cleanup of those sites and/or for natural resource damages. We have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations.

        Given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods, the ultimate cost of cleanup at disposal sites and manufacturing facilities is difficult to predict. Based upon our experience, current information and applicable laws, we believe that it is probable that we would incur remedial costs in the range of approximately $18 million to $120 million. As of September 29, 2006, we believe that the best estimate within this range is approximately $36 million, of which $10 million is included in accrued expenses and other current liabilities and $26 million is included in other long-term liabilities on the Consolidated Balance Sheets. In view of our financial position and reserves for environmental matters of $36 million, we believe that any potential payment of such estimated amounts will not have a material adverse effect on our financial position, results of operations or cash flows.

Employees

        As of September 29, 2006, we employed approximately 115,000 people worldwide, of which approximately 58,000 were in the Americas region, 35,000 were in the Europe/Middle East/Africa region, and 22,000 were in the Asia/Pacific region. Of our total employees, approximately 64,000 were employed in manufacturing and field services. We have collective bargaining agreements with labor unions covering 16,000 employees and believe that our relations with the labor unions are generally good.

Properties

        We own approximately 25 million square feet of space in 192 locations and lease approximately 29 million square feet of space in 2,008 locations. In the opinion of management, our properties and equipment are in good operating condition and are adequate for our present needs. We do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities.

Legal Proceedings

        In the ordinary course of business, we are subject to various legal proceedings and claims, including product liability matters, environmental matters, employment disputes, disputes on agreements and other commercial disputes. In addition, we operate in an industry susceptible to significant patent legal claims. At any given time in the ordinary course of business, we are involved as either a plaintiff or defendant in a number of patent infringement actions. If infringement of a third party's patent were to be determined against us, we might be required to make significant royalty or other payments or might be subject to an injunction or other limitation on our ability to manufacture or sell one or more products. If a patent owned by or licensed to us were determined to be invalid or unenforceable, we might be required to reduce the value of the patent on our balance sheet and to record a corresponding charge, which could be significant in amount.

        In connection with the spin-offs of Covidien and Tyco Electronics from us, we will enter into a liability sharing agreement regarding certain class actions that were pending against us prior to the spin-offs. Subject to the terms and conditions of the Separation and Distribution Agreement, we will manage and control all the legal matters related to assumed contingent liabilities as described in the Separation and Distribution Agreement, including the defense or settlement thereof, subject to certain limitations. The liability sharing provisions regarding these class actions are set forth in the Separation and Distribution Agreement among us, Covidien and Tyco Electronics, which is described below under "Relationship with Covidien and Tyco Electronics—Separation and Distribution Agreement—Legal Matters."

        The legal proceedings and claims described below include references to our segments as they existed prior to the spin-offs of our healthcare and electronics businesses.

  Securities Class Actions

        As previously reported in our periodic filings, we and certain of our former directors and officers have been named as defendants in over 40 securities class actions. We stipulated, pursuant to a court order, that each party to the Separation and Distribution Agreement will be primarily liable for a portion of the obligations arising from such litigation. The stipulation also provides that if any party defaults on its obligations, the other parties will be jointly and severally liable for those obligations. Most of the securities class actions have now been transferred to the United States District Court for the District of New Hampshire by the Judicial Panel on Multidistrict Litigation for coordinated or consolidated pretrial proceedings. On January 28, 2003, a consolidated securities class action complaint was filed in these proceedings. On January 7, 2005, we answered the plaintiffs' consolidated complaint. On January 14, 2005, lead plaintiffs made a motion for class certification, which we opposed on July 22, 2005. On July 5, 2005, we moved for revision of the court's October 14, 2004 order in light of a change in law, insofar as the order denied our motion to dismiss the consolidated complaint for failure to plead loss causation. On December 2, 2005, the court denied our motion. On April 4, 2006, plaintiffs filed a partial motion for summary judgment that was denied without prejudice to its later renewal. On June 12, 2006, the court entered an order certifying a class "consisting of all persons and entities who purchased or otherwise acquired Tyco securities between December 13, 1999 and June 7, 2002, and who were damaged thereby, excluding defendants, all of the officers, directors and partners thereof, members of their immediate families and their legal representatives, heirs, successors or assigns, and any entity in which any of the foregoing have or had a controlling interest." On June 26, 2006, we filed a petition for leave to appeal the class certification order to the United States Court of Appeals for the First Circuit. On September 22, 2006, the United States Court of Appeals for the First Circuit denied our petition. On July 6, 2006, the lead plaintiffs filed in the United States District Court for the District of New Hampshire a motion for a permanent injunction against prosecution of the class action styled Brazen v. Tyco International Ltd. that was certified by the Circuit Court for Cook County, Illinois. On October 26, 2006, the court denied plaintiffs' motion for injunctive relief without prejudice.

  Class Action Settlement

        On May 14, 2007, we entered into a memorandum of understanding with plaintiffs' counsel in connection with the settlement of 32 purported class action lawsuits. The actions previously had been consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of New Hampshire and include Williams v. Tyco International Ltd., Brazen v. Tyco International Ltd., Philip Cirella v. Tyco International Ltd., Hromyak v. Tyco International Ltd., Myers v. Tyco International Ltd., Goldfarb v. Tyco International Ltd., Rappold v. Tyco International Ltd., Mandel v. Tyco International Ltd., and Schuldt v. Tyco International Ltd. and 23 other consolidated securities cases.

        The memorandum of understanding does not address the following securities class actions, which remain outstanding: Stumpf v. Tyco International Ltd., New Jersey v. Tyco, Ballard v. Tyco International Ltd., Sciallo v. Tyco International Ltd., et al., Jasin v. Tyco International Ltd., et al., and Hall v. Kozlowski. The memorandum of understanding also does not address any consolidated ERISA litigation in which Tyco International and certain of its current and former employees, officers and directors have been named as defendants.

        Under the terms of the memorandum of understanding, the plaintiffs have agreed to release all claims against us, the other settling defendants and ten other individuals in consideration for the payment of $2.975 billion to the certified class and assignment to the class of any net recovery of any claims possessed by us and the other settling defendants against our former auditor, PricewaterhouseCoopers. Defendant PricewaterhouseCoopers is not a settling defendant and is not a party to the memorandum. We and the other settling defendants have denied and continue to deny any wrongdoing and legal liability arising from any of the facts or conduct alleged in the actions.

        Pursuant to the terms of the memorandum of understanding, L. Dennis Kozlowski, Mark H. Swartz and Frank E. Walsh, Jr., also are excluded from the settling defendants, and the class will assign to us all of their claims against defendants Kozlowski, Swartz and Walsh. In exchange, we will agree to pay to the certified class 50% of any net recovery against these defendants.

        The parties to the memorandum of understanding have agreed to use their best efforts to finalize and execute a final settlement agreement and to apply to the court for approval of the settlement agreement. The memorandum of understanding will be null and void if the settlement agreement does not receive final court approval. In addition, we will have the right to terminate the settlement agreement in the event that more than a certain percentage of the certified class opts out of the settling class.

        In connection with the settlement, we will incur a charge to expense on which no tax benefit is expected and a current liability of $2.975 billion in our fiscal third quarter. When the Separation and Distribution Agreement is entered into, we will record a receivable from Covidien and Tyco Electronics for their portion of the liability, $2.2 billion.

        The actions subject to the memorandum of understanding are included in the descriptions below.

  Securities Class Action Proceedings

        As previously reported in our periodic filings, an action entitled Hess v. Tyco International Ltd., et al., was filed on June 3, 2004 in the Superior Court of the State of California for the County of Los Angeles against certain of our former directors and officers, our former auditors and us. The complaint asserts claims of fraud, negligent representation, aiding and abetting breach of fiduciary duty, tortious interference with fiduciary relationship and conspiracy arising out of an underlying settlement of litigation brought by shareholders in Progressive Angioplasty Systems, Inc. where the plaintiffs received our stock as consideration. The claim seeks unspecified monetary damages and other relief. On October 25, 2006, the court lifted its previous order staying the case during the pendency of a related arbitration to which we were not a party. On December 26, 2006, we filed a demurrer seeking dismissal of the action on the ground that the complaint failed to allege facts sufficient to state causes of action. The demurrer is fully briefed and argument is scheduled for June 7, 2007.

        As previously reported in our periodic filings, on November 27, 2002, the State of New Jersey, on behalf of several state pension funds, filed a complaint, New Jersey v. Tyco, in the United States District Court for the District of New Jersey against us, our former auditors and certain of our former officers and directors. The complaint was amended on February 11, 2005. As against all defendants, the amended complaint asserts causes of action under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, for common law fraud, aiding and abetting common law fraud, conspiracy to commit fraud and negligent misrepresentation. Claims are asserted against the individual defendants under Section 20(a) of the Securities Exchange Act of 1934, Section 15 of the Securities Act of 1933, Section 24(d) of the New Jersey Uniform Securities Law, Section 421-B:25(III) of the New Hampshire Uniform Securities Law, and for breaches of fiduciary duties. Claims are also asserted against certain of the individual defendants under Section 20A of the Securities Exchange Act of 1934, and for violation of the New Jersey RICO statute; against us under Section 12(a)(2) of the Securities Act of 1933, Section 24(c) of the New Jersey Uniform Securities Law, Section 421-B:25(II) of the New Hampshire Uniform Securities Law, and for violation of, aiding and abetting violation of, and vicarious liability under the New Jersey RICO statute; against us and certain of the individual defendants under Section 14(a) of the Securities Act of 1933 and Rule 14a-9 promulgated thereunder, and for conspiracy to violate the New Jersey RICO statute; against us, our former auditors, and certain of the individual defendants under Section 11 of the Securities Act of 1933, and for violation of, and conspiracy to violate the New Jersey RICO statute; and against our former auditors and certain of the individual defendants for aiding and abetting violation of the New Jersey RICO statute. Finally, claims are asserted against the individual defendants and our former auditors for aiding and abetting the individual defendants' breaches of fiduciary duties. Plaintiffs assert that the defendants violated the securities laws and otherwise engaged in fraudulent acts by making materially false and misleading statements and omissions concerning, among other things, the following: unauthorized and improper compensation of certain of our former executives; their improper use of our funds for personal benefit and their improper self-dealing in real estate. The plaintiffs seek unspecified monetary damages and other relief. On June 10, 2005, we moved to dismiss in part the amended complaint, which motion remains pending before the court.

        As previously reported in our periodic filings, we appealed to the United States Court of Appeals for the First Circuit the decision of the United States District Court for the District of New Hampshire to remand Brazen v. Tyco International Ltd. to the Circuit Court for Cook County, Illinois and Hromyak v. Tyco International Ltd., Goldfarb v. Tyco International Ltd., Mandel v. Tyco International Ltd., Myers v. Tyco International Ltd., Rappold v. Tyco International Ltd., and Schuldt v. Tyco International Ltd. to the Circuit Court for Palm Beach County, Florida. Plaintiffs moved to dismiss our appeal. On December 29, 2004, the United States Court of Appeals for the First Circuit granted plaintiffs' motion and dismissed our appeal. We moved in the Circuit Court for Palm Beach County, Florida to stay and to strike the class allegations in Goldfarb, Mandel, Myers, Rappold and Schuldt and to dismiss Hromyak. On July 8, 2005, the court granted in part and denied in part the motion to stay and to strike the class allegations in Goldfarb, Mandel, Myers, Rappold and Schuldt. The Circuit Court granted our motion to dismiss Hromyak. The Florida District Court of Appeal affirmed the dismissal.

        As previously reported in our periodic filings, after filing an initial complaint on June 26, 2002, plaintiff Lionel I. Brazen filed an amended class action complaint, on March 10, 2005, in the Circuit Court for Cook County, Illinois purporting to represent a class of purchasers who exchanged shares of Mallinckrodt, Inc. common stock for shares of our common stock pursuant to a joint proxy statement and prospectus, and the registration statement in which it was included, in connection with the October 17, 2000 merger between us and Mallinckrodt, Inc. Plaintiff named us and certain of our former executives as defendants and asserts causes of action under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. The amended class action complaint alleges that the defendants made statements in the registration statement and the joint proxy statement and prospectus that were materially false and misleading and failed to disclose material adverse facts regarding our business and operations. The amended class action complaint seeks unspecified monetary damages and other relief. On April 21, 2005, we moved in the Circuit Court for Cook County, Illinois to dismiss or stay or, in the alternative, to strike the class allegations. On July 22, 2005, the court denied our motion. On August 19, 2005, we filed an interlocutory appeal of the Circuit Court for Cook County Illinois' July 22, 2005 memorandum and order, which was subsequently denied. On January 6, 2006, the plaintiff, joined by additional named plaintiff Nancy Hammerslough, filed a renewed motion for class certification which was granted. On February 14, 2006, we filed our answer to the complaint. On July 5, 2006, plaintiffs filed a partial motion for summary judgment, which was denied on November 8, 2006. On November 22, 2006, plaintiffs filed a motion to reconsider the denial of their motion for summary judgment. On January 25, 2007, the Court denied plaintiffs' motion to reconsider.

        As previously reported in our periodic filings, on April 29, 2005, an action was filed against Tyco in the United States District Court for the Southern District of Florida, Stevenson v. Tyco International Ltd., et. al. Plaintiff names as additional defendants our current Chief Executive Officer, Edward Breen, our former Chief Financial Officer, David FitzPatrick, our former Executive Vice President and General Counsel, William Lytton, current members of Tyco's Board of Directors including Dennis Blair, Bruce Gordon, John Krol, Carl McCall, Brendan O'Neill, Sandra Wijnberg, and

Jerome York, as well as former members of Tyco's Board of Directors, including Michael Ashcroft, Joshua Berman, Richard Bodman, John Fort, Steven Foss, Wendy Lane, Mackey McDonald, James Pasman, Peter Slusser and Joseph Welch. The complaint asserts causes of action under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The complaint alleges that defendants made material misrepresentations that resulted in artificially deflated stock prices. The Judicial Panel on Multidistrict Litigation has transferred this action to the United States District Court for the District of New Hampshire. On March 31, 2007, Tyco filed a motion to dismiss the complaint and briefing on that motion is not yet complete.

        On January 31, 2003 a civil action was filed by three plaintiffs in the United States District Court for the District of New Jersey, Cirella v. Tyco International et al. Plaintiff names as defendants Tyco International Ltd., Dennis Kozlowski, Mark H. Swartz and Mark A. Belnick. Plaintiff Philip M. Cirella alleges that he was a shareholder in CIT who received common shares of Tyco when it acquired CIT in 2000, and later purchased additional Tyco shares with Marguerite Cirella. Plaintiffs assert a cause of action against all defendants for violation of Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 and a cause of action against the individual defendants for violation of Section 20(a) of the Exchange Act. The complaint alleges that the defendants failed to disclose related-party transactions, including the following: providing interest free loans, forgiving personal loans, purchasing personal properties, using company funds to purchase personal items, sales of Tyco shares while concealing information from investors, and failing to disclose an ongoing criminal investigation of Kozlowski, all of which resulted in an artificially inflated share price. Plaintiffs seek compensatory damages and costs against all defendants and punitive exemplary damages against the individual defendants. The Judicial Panel on Multidistrict Litigation has transferred the action to the United States District Court for the District of New Hampshire.

        As previously reported in our periodic filings, a complaint was filed on September 2, 2004 in the Court of Common Pleas for Dauphin County, Pennsylvania, Jasin v. Tyco International Ltd., et. al. This pro se plaintiff named as additional defendants Tyco International (US) Inc., L. Dennis Kozlowski, our former Chairman and Chief Executive Officer, Mark H. Swartz, our former Chief Financial Officer and Director and Juergen W. Gromer, currently President of Tyco Electronics. Plaintiff's complaint asserts causes of action under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, as well as Section 11 of the Securities Act of 1933. Claims against Messrs. Kozlowski, Swartz and Gromer are also asserted under Section 14(a) of the Securities Exchange Act of 1934 and Rule 14a-9 promulgated thereunder and Section 20A of the Securities Exchange Act of 1934, as well as Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. Plaintiff also asserts common law fraud, negligent misrepresentation, unfair trade practice, breach of contract, breach of the duty of good faith and fair dealing and violation of Section 1-402 of the Pennsylvania Securities Act of 1972. Tyco has removed the complaint to the United States District Court for the Middle District of Pennsylvania. The Judicial Panel on Multidistrict Litigation transferred this action to the United States District Court for the District of New Hampshire.

        As previously reported in our periodic filings, the Judicial Panel on Multidistrict Litigation was notified that Hall v. Kozlowski, an action relating to plaintiff's employment, 401(k) and pension plans and ownership of Tyco stock, may be an action that should be transferred to the United States District Court for the District of New Hampshire. Thereafter, the Judicial Panel on Multidistrict Litigation transferred the action to the United States District Court for the District of New Hampshire. On March 16, 2005, Tyco International (US) Inc. answered plaintiff's amended complaint.

        As previously reported in our periodic filings, plaintiff moved to remand Davis v. Kozlowski, an action originally filed on December 9, 2003, from the United States District Court for the District of New Hampshire back to the Circuit Court of Cook County, Illinois. On March 17, 2005, the United States District Court for the District of New Hampshire granted plaintiff's motion to remand and denied defendants' motion to dismiss. On March 31, 2005, we moved for reconsideration of the court's remand order. On July 17, 2006, the court entered an order granting our motion to dismiss on the grounds that all of plaintiff's claims were preempted by federal law. The motion to dismiss was granted without prejudice to plaintiff's right to file another action in state court asserting claims that are not preempted by federal law. On January 8, 2007, plaintiff filed an action in the Circuit Court of Cook County, Illinois. The complaint seeks unspecified monetary damages and other relief. On January 12, 2007, we removed the re-filed action to federal court in the United States District Court for the Northern District of Illinois, Eastern Division. On February 1, 2007, the Judicial Panel on Multidistrict Litigation (JPML) issued a conditional transfer order transferring the case to the District of New Hampshire. Plaintiffs filed a motion to remand the case to state court on February 12, 2007 and moved the JPML to vacate the conditional transfer order on March 9, 2007. We filed an opposition to the motion to vacate on March 29, 2007. On March 15, 2007, we filed an opposition to plaintiff's remand motion and filed a cross-motion to dismiss the action. Briefing on the cross-motion was completed on April 26, 2007.

  Shareholder Derivative Litigation

        As previously reported in our periodic filings, an action was filed on June 7, 2002 in the Supreme Court of the State of New York, Levin v. Kozlowski, alleging that the individually named defendants breached their fiduciary duties, committed waste and mismanagement and engaged in self-dealing in connection with our accounting practices, individual board members' use of funds, and the financial disclosures of certain mergers and acquisitions. It is further alleged that certain of the individual defendants converted corporate assets for their own use. Plaintiffs seek money damages. Plaintiffs agreed to stay that action pending the resolution of the federal derivative action, which was dismissed by the United States District Court for the District of New Hampshire on October 14, 2004; and the appeal from that ruling was voluntarily dismissed on May 19, 2005. On June 14, 2005, the plaintiffs resumed the Levin action. On September 22, 2005, we filed a motion to dismiss the derivative complaint. On November 14, 2006, the Supreme Court of the State of New York dismissed the complaint with prejudice. On December 11, 2006, plaintiffs filed a notice of appeal of the court's November 14, 2006 order dismissing the complaint.

  ERISA Litigation and Investigation

        As previously reported in our periodic filings, we and certain of our current and former employees, officers and directors, have been named as defendants in eight class actions brought under the Employee Retirement Income Security Act (ERISA). Two of the actions were filed in the United States District Court for the District of New Hampshire and the six remaining actions were transferred to that court by the Judicial Panel on Multidistrict Litigation. All eight actions have been consolidated in the District Court in New Hampshire. The consolidated complaint purports to bring claims on behalf of our Retirement Savings and Investment Plans and the participants therein and alleges that the defendants breached their fiduciary duties under ERISA by negligently misrepresenting and negligently failing to disclose material information concerning, among other things, the following: related-party transactions and executive compensation; our mergers and acquisitions and the accounting therefor, as well as allegedly undisclosed acquisitions; and misstatements of our financial results. The complaint also asserts that the defendants breached their fiduciary duties by allowing the Plans to invest in our shares when it was not a prudent investment. The complaints seek recovery of alleged plan losses arising from alleged breaches of fiduciary duties. On January 12, 2005, the United States District Court for the District of New Hampshire denied, without prejudice, our motion to dismiss certain additional individual defendants from the action. On January 20, 2005, plaintiffs filed a motion for class certification. On January 27, 2005, we answered the plaintiffs' consolidated complaint. Also, on January 28, 2005, we and certain individual defendants filed a motion for reconsideration of the court's

January 12, 2005 order, insofar as it related to our Retirement Committee. On May 25, 2005, the court denied the motion for reconsideration. On July 11, 2005, we and certain individual defendants opposed plaintiffs' motion for class certification. On August 15, 2006, the court entered an order certifying a class "consisting of all Participants in the Plans for whose individual accounts the Plans purchased and/or held shares of Tyco Stock Fund at any time from August 12, 1998 to July 25, 2002." On August 29, 2006, we filed a petition for leave to appeal the class certification order to the United States Court of Appeals for the First Circuit. On November 13, 2006, the court denied our petition. On November 28, 2006, plaintiffs filed a motion seeking an order directing them to serve notice of the ERISA class action on potential class members. We did not object to service of notice on potential class members, and on January 11, 2007, plaintiffs filed a motion, assented to by us that proposed an agreed upon form of notice. On January 18, 2007, the court granted that motion. On December 5, 2006, plaintiffs filed a motion seeking leave to file an amended complaint. Subsequently, on January 10, 2007, plaintiffs filed a motion to withdraw their motion to amend the complaint without prejudice.

  Our Litigation Against Former Senior Management

        Tyco International, Ltd. v. L. Dennis Kozlowski, United States District Court, Southern District of New York, No. 02-CV-7317, filed September 12, 2002, Amended April 1, 2003. As previously reported in our periodic filings, we filed a civil complaint against our former Chairman and Chief Executive Officer for breach of fiduciary duty and other wrongful conduct. We amended that complaint on April 1, 2003. The amended complaint alleges that the defendant misappropriated millions of dollars from our Key Employee Loan Program and relocation program; awarded millions of dollars in unauthorized bonuses to himself and certain other of our employees; engaged in improper self-dealing real estate transactions involving our assets; and conspired with certain other of our former employees in committing these acts. The amended complaint alleges causes of action for breach of fiduciary duty, fraud, unjust enrichment, breach of contract, conversion, constructive trust, and other wrongful conduct. The amended complaint seeks recovery for all of the losses suffered by us as a result of the former Chairman and Chief Executive Officer's conduct, and of all remuneration, including restricted and unrestricted shares and options, obtained by Mr. Kozlowski during the course of this conduct. The Judicial Panel on Multidistrict Litigation transferred this action to the United States District Court for the District of New Hampshire. On October 6, 2003, Mr. Kozlowski filed a motion to dismiss or stay the case and compel arbitration, which was denied on March 16, 2004, with one exception relating to the arbitration of a claim asserting the fraudulent inducement of Mr. Kozlowski's retention agreement. On April 9, 2004, Mr. Kozlowski filed an Answer, Affirmative Defenses and Counterclaims, seeking amounts allegedly due pursuant to his purported retention agreement, life insurance policies, and other arrangements. We filed our Reply to the Counterclaims on April 29, 2004. Discovery in this and the other affirmative cases is proceeding.

        Mr. Kozlowski was tried on criminal charges in New York County. The first criminal trial resulted in a mistrial declared on April 2, 2004. The retrial of Mr. Kozlowski began on January 18, 2005 and concluded on June 17, 2005, when the jury returned verdicts. Of the thirty-one counts submitted to it, which were similar to certain of the claims alleged in our affirmative action described above, the jury found Mr. Kozlowski guilty on all charges of grand larceny, conspiracy and securities fraud, and all but one count of falsification of business records. On September 19, 2005, Mr. Kozlowski was sentenced to a term of imprisonment of eight and one-third years to twenty-five years, and ordered to pay an individual fine of $70 million and restitution, jointly and severally with Mr. Swartz, to us of $134 million within one year. On September 19, 2005, Mr. Kozlowski filed a notice of appeal from his conviction and on October 3, 2006 filed a brief in support of his appeal. On January 2, 2007, by order of the Supreme Court of the State of New York, the New York County District Attorney's office released to us, on behalf of Mr. Kozlowski, $98 million in restitution. The payment by Mr. Kozlowski is made pending the outcome of his appeal.

        Tyco International, Ltd. v. Mark H. Swartz, United States District Court, Southern District of New York, No. 03-CV-2247 (TPG), filed April 1, 2003. As previously reported in our periodic filings, we filed an arbitration claim against Mark H. Swartz, our former Chief Financial Officer and director, on October 7, 2002. As a consequence of Mr. Swartz's refusal to submit to the jurisdiction of the American Arbitration Association, we filed a civil complaint against him on April 1, 2003, for breach of fiduciary duty and other wrongful conduct. The action alleges that the defendant misappropriated millions of dollars from our Key Employees Loan Program and relocation program; approved and implemented awards of millions of dollars of unauthorized bonuses to himself and certain other of our employees; awarded millions of dollars in unauthorized payments to himself; engaged in improper self-dealing real estate transactions involving our assets; and conspired with certain other of our former employees in committing these acts. The complaint alleges causes of action for breach of fiduciary duty, fraud, unjust enrichment, conversion, and constructive trust, and other wrongful conduct. The action seeks recovery for all of the losses suffered by us as a result of the former Chief Financial Officer and director's conduct, and all remuneration, including restricted and unrestricted shares and options, obtained by Mr. Swartz during the course of this conduct. The Judicial Panel on Multidistrict Litigation transferred this action to the United States District Court for the District of New Hampshire. Mr. Swartz moved to dismiss our complaint and to compel arbitration of the parties' respective claims. The court denied Mr. Swartz's motion and he has appealed the court's decision to the United States Court of Appeals for the First Circuit. His appeal was heard on December 8, 2004. The First Circuit affirmed the District Court's decision on September 7, 2005. Discovery in this and the other affirmative cases is proceeding.

        Mr. Swartz was tried on criminal charges in New York County. The first criminal trial resulted in a mistrial declared on April 2, 2004. The retrial of Mr. Swartz began on January 18, 2005 and concluded on June 17, 2005, when the jury returned verdicts. Of the thirty-one counts submitted to it, which were similar to certain of the claims alleged in our affirmative action described above, the jury found Mr. Swartz guilty on all charges of grand larceny, conspiracy and securities fraud, and all but one count of falsification of business records. On September 19, 2005, Mr. Swartz was sentenced to a term of imprisonment of eight and one-third years to twenty-five years, and ordered to pay an individual fine of $35 million and restitution, jointly and severally with Mr. Kozlowski, to us of $134 million within one year and Mr. Swartz was ordered individually to pay damages in the amount of $1 million to us. On September 19, 2005, Mr. Swartz filed a notice of appeal from his conviction and on October 3, 2006 filed a brief in support of his appeal. On October 27, 2006, Mr. Swartz paid restitution to us in the amount of $38 million. The payment by Mr. Swartz is made pending the outcome of his appeal.

        Tyco International, Ltd. v. L. Dennis Kozlowski and Mark H. Swartz, United States District Court, Southern District of New York, No. 02-CV-9705, filed December 6, 2002. As previously reported in our periodic filings, we filed a civil complaint against our former Chairman and Chief Executive Officer and former Chief Financial Officer and director pursuant to Section 16(b) of the Securities and Exchange Act of 1934 for disgorgement of short-swing profits from prohibited transactions in our common shares believed to exceed $40 million. The action seeks disgorgement of profits, interest, attorney's fees and costs. The Judicial Panel on Multidistrict Litigation has transferred this action to the United States District Court for the District of New Hampshire. On October 6, 2003, Messrs. Kozlowski and Swartz moved to dismiss the claims against them based upon the statute of limitations. On March 16, 2004, Judge Barbadoro in the District of New Hampshire granted the defendants' motion to dismiss in part with leave for us to file an amended complaint. We filed an amended complaint on May 14, 2004. The defendants moved to dismiss certain claims in the amended complaint on June 28, 2004. The defendants' motion to dismiss was denied on April 21, 2005. The defendants' motion to extend time to answer the complaint until thirty days after the conclusion of deliberations in the criminal trial was granted on May 17, 2005. Both defendants filed their answers on July 18, 2005. Discovery in this and the other affirmative cases is proceeding.

        Tyco International Ltd. v. Frank E. Walsh, Jr., United States District Court, Southern District of New York, No. 02-CV-4633, filed June 17, 2002. As previously reported in our periodic filings, we filed a civil complaint against Frank E. Walsh, Jr., a former director, for breach of fiduciary duty and related wrongful conduct involving receipt by Walsh of a $20 million payment in connection with our 2001 acquisition of the CIT Group, Inc. The action alleges causes of action for restitution, breach of fiduciary duty and inducing breach of fiduciary duty, conversion, unjust enrichment, and a constructive trust, and seeks recovery for all of the losses suffered by us as a result of the defendant director's conduct. On December 17, 2002, Mr. Walsh paid $20 million in restitution to us, which was deposited by us in January 2003, as a result of a plea bargain agreement with the New York County District Attorney. Our claims against Mr. Walsh are still pending. The Judicial Panel on Multidistrict Litigation transferred this action to the United States District Court for the District of New Hampshire. Discovery in this and the other affirmative cases is proceeding.

  Subpoenas and Document Requests From Governmental Entities

        As previously reported in our periodic filings, we and others have received various subpoenas and requests from the SEC, the U.S. Department of Labor, the General Service Administration and others seeking the production of voluminous documents in connection with various investigations into our governance, management, operations, accounting and related controls. We are cooperating with these investigations and are complying with these requests.

        Certain current and former employees in fire and security received subpoenas from the SEC's Division of Enforcement seeking testimony related to past accounting practices for the ADT dealer connect fees. The investigation, which began in June 2002, related to accounting practices employed by our former management. As previously reported in our periodic filings, these practices have been discontinued.

        The U.S. Department of Labor served document subpoenas on us and Fidelity Management Trust Company for documents concerning the administration of our Retirement Savings and Investment Plans. The current focus of the Department's inquiry concerns the losses allegedly experienced by the plans due to investments in our stock. The Department of Labor has authority to bring suit on behalf of the plans and their participants against those acting as fiduciaries to the plans for recovery of losses and additional penalties, although it has not informed us of any intention to do so. We are continuing to cooperate with the Department's investigation.

        As previously reported in our periodic filings, in November 2004, we received an order from the SEC to report facts and circumstances involving our participation, if any, in the United Nations Oil for Food Program governing sales of Iraqi oil. On January 10, 2005 and November 8, 2005, we responded to the order and provided information concerning transactions under the United Nations Oil for Food Program. On January 31, 2006, we received a subpoena from the SEC to produce additional documents and information related to the participation of three of our businesses in the United Nations Oil for Food Program. The SEC notified us on June 7, 2006 that it was dismissing us from the SEC's investigation of the United Nations Oil for Food Program.

  Intellectual Property and Antitrust Litigation

        As previously reported in our periodic filings, we are a party to a number of patent infringement and antitrust actions. We have assessed the status of these matters and have recorded liabilities related to certain of these matters where appropriate.

  Asbestos Matters

        As previously reported in our periodic filings, we and some of our subsidiaries are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. The majority of these cases have been filed against subsidiaries in healthcare and engineered products and services. Each case typically names between dozens to hundreds of corporate defendants. The complaints generally seek monetary damages for personal injury or bodily injury resulting from alleged exposure to products containing asbestos. We will continue to vigorously defend these lawsuits and we have not suffered an adverse verdict in a trial court proceeding related to asbestos claims. When appropriate, we settle claims. However, the total amount paid in any year to settle and defend all asbestos claims has been immaterial. As of March 30, 2007, there were approximately 5,400 asbestos liability cases pending against us and our subsidiaries.

  Compliance Matters

        As previously reported in our periodic filings, we have received and responded to various allegations that certain improper payments were made by our subsidiaries in recent years. During 2005, we reported to the U.S. Department of Justice (DOJ) and the SEC the investigative steps and remedial measures that we have taken in response to the allegations. We also informed the DOJ and the SEC that we retained outside counsel to perform a company-wide baseline review of our policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act, that we would continue to make periodic progress reports to these agencies, and that we would present our factual findings upon conclusion of the baseline review. We have and will continue to have communications with the DOJ and SEC to provide updates on the baseline review being conducted by outside counsel, including, as appropriate, briefings concerning additional instances of potential improper payments identified by us in the course of our ongoing compliance activities. To date, the baseline review has revealed that some business practices may not comply with Tyco and FCPA requirements. At this time, we cannot predict the outcome of other allegations reported to regulatory and law enforcement authorities and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of any or all of these matters. However, it is possible that we may be required to pay judgments, suffer penalties or incur settlements in amounts that may have a material adverse effect on our financial position, results of operations or cash flows.

DESCRIPTION OF THE NOTES AND THE GUARANTEE

        The            % Notes due            will be issued under an indenture, dated as of            , 2007, as supplemented by the first supplemental indenture, dated as of                        , 2007, among Tyco International Finance S.A., Tyco International Ltd. and                        , as trustee. References to the indenture in this description refer to the indenture as supplemented. In this description of the notes and the guarantee, we refer to Tyco International Finance S.A., the issuer of the notes, as TIFSA, and to Tyco International Ltd., the guarantor of the notes, as TIL. References to TIL in this description refer to Tyco International not including its combined subsidiaries.

        The indenture will be subject to and governed by the Trust Indenture Act of 1939. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act. A copy of the indenture will be filed as an exhibit to this Form S-1.

        The indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder. TIFSA may issue additional debt securities in the future without the consent of the holders of outstanding notes. If TIFSA issues additional notes of the series offered hereby, those notes will contain the same terms as and be deemed part of the same series as the notes offered hereby. The terms and provisions of other series of debt securities that may be issued under the indenture may differ. TIFSA may issue other debt securities separately, upon conversion of or in exchange for other securities or as part of a stock purchase unit. The indenture may be amended or supplemented from time to time.

General

        TIFSA will issue the notes in an initial aggregate principal amount of $                              . The notes will mature on                        ,    . The notes will be in registered form without coupons in denominations of $            and integral multiples of $1,000. The notes will be TIFSA's direct, unconditional, unsecured and unsubordinated general obligations. The notes will rank equally among themselves, without any preference of one over another. The notes will be unsubordinated and unsecured obligations ranking equally with all of TIFSA's existing and future unsubordinated and unsecured obligations. Claims of holders of the notes will be effectively subordinated to the claims of holders of TIFSA's secured debt, if any, with respect to the collateral securing such claims.

        TIFSA's rights and the rights of its creditors, including holders of the notes, to participate in any distribution of assets of any subsidiary upon a liquidation or reorganization or otherwise of such subsidiary will be effectively subordinated to the claims of the subsidiary's creditors, except to the extent that TIFSA or any of its creditors may itself be a creditor of that subsidiary.

        The notes will bear interest at the rate of            % per year from                        , 2007 or from the most recent interest payment date to which interest has been paid or provided for. Interest will be payable on            and                        of each year, commencing                        , 2007, to the holders of record at the close of business on the                         and                        prior to each interest payment date. Interest on the notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

        The notes will not be subject to any sinking fund.

        If any interest payment date, redemption date or maturity date would otherwise be a day that is not a business day, the related payment of principal and interest will be made on the next succeeding business day as if it were made on the date such payment was due. No interest will accrue on the amounts so payable for the period from and after such date to the next succeeding business day.

Guarantee

        TIL will unconditionally guarantee the due and punctual payment of the principal of, premium, if any, and interest on the notes, when and as the same shall become due and payable, whether at maturity, upon redemption, by acceleration or otherwise. TIL's guarantee is the unsecured, unsubordinated obligation of TIL and ranks equally with all other unsecured and unsubordinated obligations of TIL. The guarantee provides that in the event of a default in payment on a note, the holder of the note may institute legal proceedings directly against TIL to enforce the guarantee without first proceeding against TIFSA.

        The obligations of TIL under its guarantee are limited to the maximum amount which will not result in the obligations of TIL under its guarantee constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Redemption at TIFSA's Option

        The notes will be redeemable as a whole or in part, solely at TIFSA's option, at any time, at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed, and

  •
  as determined by the Quotation Agent and delivered to the Trustee, the sum of the present values of the remaining scheduled payments of principal and interest thereon due on the date after the redemption date (excluding the portion of interest that will be accrued and unpaid to and including the redemption date) discounted from their scheduled date of payment to the redemption date (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Redemption Treasury Rate plus            basis points (such greater amount is referred to as the "Redemption Price"),

  •
  plus, in either of the above cases, accrued and unpaid interest, if any, to the redemption date.

        If TIFSA redeems the notes, TIFSA also must pay accrued and unpaid interest, if any, to the date of redemption.

        For purposes of this section "Redemption at TIFSA's Option," the following terms have the following meanings:

        "Adjusted Redemption Treasury Rate" with respect to any redemption date means the rate equal to the semiannual equivalent yield to maturity or interpolated (on a 30/360 day count basis) yield to maturity of the Comparable Redemption Treasury Issue, assuming a price for the Comparable Redemption Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Redemption Treasury Price for such redemption date.

        "Comparable Redemption Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that will be utilized at the time of selection and in accordance with customary financial practice in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

        "Comparable Redemption Treasury Price" with respect to any redemption date means:

    •
    the average of the Redemption Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Redemption Reference Treasury Dealer Quotations (unless there is more than one highest or lowest quotation, in which case only one such highest and/or lowest quotation shall be excluded), or

    •
    if the Quotation Agent obtains fewer than four such Redemption Reference Treasury Dealer Quotations, the average of all such Redemption Reference Treasury Dealer Quotations.

        "Quotation Agent" means a Redemption Reference Treasury Dealer appointed as such agent by TIFSA.

        "Redemption Reference Treasury Dealer" means four primary U.S. Government securities dealers in the United States selected by TIFSA.

        "Redemption Reference Treasury Dealer Quotations" with respect to each Redemption Reference Treasury Dealer and any redemption date means the average, as determined by the Quotation Agent, of the bid and offer prices at 11:00 a.m. New York City time for the Comparable Redemption Treasury Issue (expressed in each case as a percentage of its principal amount) for settlement on the redemption date quoted in writing to the Quotation Agent by such Redemption Reference Treasury Dealer on the third business day preceding such redemption date.

Redemption Upon Changes in Withholding Taxes

        TIFSA may redeem all, but not less than all, of the notes under the following conditions:

    •
    If there is an amendment to, or change in, the laws or regulations of Luxembourg or Bermuda, or other jurisdiction of formation, as applicable, or any political subdivisions or taxing authority thereof or therein having power to tax (a "Taxing Authority"), or any change in the application or official interpretation of such laws or regulations.

    •
    As a result of such change, TIFSA or TIL becomes or will become obligated to pay Additional Amounts, as defined below in "Payment of Additional Amounts," on the next payment date with respect to the notes.

    •
    The obligation to pay Additional Amounts cannot be avoided through TIFSA's or TIL's reasonable measures.

    •
    TIFSA delivers to the trustee:

    (1)
    a certificate signed by two directors of TIFSA or two executive officers of TIL, as the case may be, stating that the obligation to pay Additional Amounts cannot be avoided by TIFSA or TIL, as the case may be, taking reasonable measures available to it; and

    (2)
    a written opinion of independent legal counsel to TIFSA or TIL, as the case may be, of recognized standing to the effect that TIFSA or TIL, as the case may be, has or will become obligated to pay Additional Amounts as a result of a change, amendment, official interpretation or application described above and that TIFSA or TIL, as the case may be, cannot avoid the payment of such Additional Amounts by taking reasonable measures available to it.

    •
    Following the delivery of the certificate and opinion described in the previous bullet point, TIFSA provides notice of redemption not less than 30 days, but not more than 60 days, prior to the date of redemption. The notice of redemption cannot be given more than 90 days before the earliest date on which TIFSA or TIL would be otherwise required to pay Additional Amounts, and the obligation to pay Additional Amounts must still be in effect when the notice is given.

        Upon the occurrence of each of the bullet points above, TIFSA may redeem the notes at a redemption price equal to 100% of the principal amount thereof, together with accrued interest, if any, to the redemption date.

Notice of Redemption

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. If TIFSA elects to redeem a portion but not all of the notes, the trustee will select in a fair and appropriate manner the notes to be redeemed.

        Unless TIFSA defaults in payment of the redemption price and accrued and unpaid interest on the notes, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

        If any redemption date would otherwise be a day that is not a business day, the related payment of principal and interest will be made on the next succeeding business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next succeeding business day.

Payment of Additional Amounts

        Unless otherwise required by law, neither TIFSA nor TIL will deduct or withhold from payments made with respect to the notes and the guarantee on account of any current or future taxes, duties, levies, imposts, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any Taxing Authority ("Taxes"). In the event that TIFSA or TIL is required to withhold or deduct any amount for or on account of any Taxes from any payment made under or with respect to any notes or the guarantee, as the case may be, TIFSA or TIL, as the case may be, will pay such additional amounts so that the net amount received by each holder of notes, including the additional amounts, will equal the amount that such holder would have received if such Taxes had not been required to be withheld or deducted. We refer to the amounts that TIFSA or TIL are required to pay to preserve the net amount receivable by the holders of notes as "Additional Amounts."

        Additional Amounts will not be payable with respect to a payment made to a holder of notes to the extent:

    •
    that any such Taxes would not have been so imposed but for the existence of any current or former connection between such holder and the Taxing Authority imposing such Taxes, other than the mere receipt of such payment, acquisition, ownership or disposition of such notes or the exercise or enforcement of rights under the notes, the guarantee or the indenture;

    •
    of any estate, inheritance, gift, sales, transfer, or personal property Taxes imposed with respect to the notes, except as otherwise provided in the indenture;

    •
    that any such Taxes would not have been imposed but for the presentation of the notes, where presentation is required, for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficiary or holder thereof would have been entitled to Additional Amounts had the notes been presented for payment on any date during such 30-day period;

    •
    that such holder would not be liable or subject to such withholding or deduction of Taxes but for the failure to make a valid declaration of non-residence or other similar claim for exemption or to provide a certificate, if:

    (1)
    the making of such declaration or claim or the provision of such certificate is required or imposed by statute, treaty, regulation, ruling or administrative practice of the relevant Taxing Authority as a precondition to an exemption from, or reduction in, the relevant Taxes; and

    (2)
    at least 60 days prior to the first payment date with respect to which TIFSA or TIL shall apply this condition, TIFSA or TIL shall have notified all holders of the notes in writing that they shall be required to provide such declaration or claim;

    •
    of any combination of the above conditions.

        Such Additional Amounts also will not be payable where, had the beneficial owner of the notes been the holder of such notes, it would not have been entitled to payment of Additional Amounts by reason of the conditions set forth above.

        Each of TIFSA and TIL, as applicable, also:

    •
    will withhold or deduct the Taxes as required;

    •
    will remit the full amount of Taxes deducted or withheld to the relevant Taxing Authority in accordance with all applicable laws;

    •
    will use its reasonable efforts to obtain from each Taxing Authority imposing such Taxes certified copies of tax receipts evidencing the payment of any Taxes deducted or withheld; and

    •
    upon request, will make available to the holders of the notes, within 90 days after the date the payment of any Taxes deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by TIFSA or TIL or if, notwithstanding TIFSA's or TIL's efforts to obtain such receipts, the same are not obtainable, other evidence of such payments.

        At least 30 days prior to each date on which any payment under or with respect to the notes or the guarantee is due and payable, if TIFSA or TIL will be obligated to pay Additional Amounts with respect to such payment, TIFSA or TIL will deliver to the trustee an officer's certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and such other information as is necessary to enable the trustee to pay such Additional Amounts to holders of the notes on the payment date.

        In addition, TIFSA will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest, penalties and Additional Amounts with respect thereto, payable in Luxembourg or the United States or any political subdivision or taxing authority of or in the foregoing in respect of the creation, issue, offering, enforcement, redemption or retirement of the notes.

        The foregoing provisions shall survive any termination or the discharge of the indenture and shall apply to any jurisdiction in which any successor to TIFSA or TIL, as the case may be, is organized or is engaged in business for tax purposes or any political subdivisions or taxing authority or agency thereof or therein.

        Whenever in the indenture, the notes, the guarantee or in this "Description of the Notes and the Guarantee" there is mentioned, in any context, the payment of principal, premium, if any, redemption price, interest or any other amount payable under or with respect to any note, such mention includes the payment of Additional Amounts to the extent payable in the particular context.

Affirmative Covenants

        Under the indenture, TIFSA will:

  •
  pay the principal, interest and any premium on the notes when due at the rate specified in the notes;

  •
  maintain a place of payment;

  •
  along with TIL, furnish to the trustee on or before March 31 of each year a certificate executed by the principal executive, financial or accounting officer as to such officer's knowledge of TIFSA's or TIL's, as the case may be, compliance with all covenants and agreements under the indenture; and

  •
  make available to the trustee all reports and information filed with the SEC.

Limitation on TIL's and TIFSA's Ability to Consolidate, Merge and Sell Assets

        The indenture provides that neither TIFSA nor TIL will merge or consolidate with any other person and will not sell or convey all or substantially all of its assets to any person, unless:

  (1)
  either TIL or TIFSA, as the case may be, shall be the continuing entity, or the successor entity or the person which acquires by sale or conveyance substantially all the assets of TIL or TIFSA, as the case may be (if other than TIL or TIFSA, as the case may be) (A) shall expressly assume the due and punctual payment of the principal of, premium, if any, and interest on the notes or the obligations under the guarantee, as the case may be, according to their tenor, and the due and punctual performance and observance of all of the covenants and agreements of the indenture to be performed or observed by TIL or TIFSA, as the case may be, by supplemental indenture satisfactory to the trustee, executed and delivered to the trustee by such person, and (B) is an entity treated as a "corporation" for U.S. tax purposes or TIL or TIFSA, as the case may be, and obtains either (x) an opinion, in form and substance reasonably acceptable to the trustee, of tax counsel of recognized standing reasonably acceptable to the trustee, or (y) a ruling from the U.S. Internal Revenue Service, in either case to the effect that such merger or consolidation, or such sale or conveyance, will not result in an exchange of the notes for new debt instruments for U.S. federal income tax purposes; and

  (2)
  no event of default and no event that, after notice or lapse of time or both, would become an event of default shall be continuing immediately after such merger or consolidation, or such sale or conveyance.

Events of Default

        The following are events of default under the indenture with respect to the notes:

  •
  default in the payment of any installment of interest upon any of the notes as and when the same shall become due and payable, and continuance of such default for a period of 30 days; or

  •
  default in the payment of all or any part of the principal of or premium, if any, on any of the notes as and when the same shall become due and payable either at maturity, upon redemption, by declaration or otherwise; or

  •
  default in the performance, or breach, of any covenant or agreement of TIL or TIFSA in respect of the notes and the guarantee (other than a covenant or agreement in respect of the notes and the guarantee a default in whose performance or whose breach is elsewhere specifically dealt with), and continuance of such default or breach for a period of 90 days after the date on which there has been given, by registered or certified mail, to TIL and TIFSA by the trustee or to TIL, TIFSA and the trustee by the holders of at least 25% in principal amount of the outstanding debt securities of all series issued under the indenture affected thereby, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the indenture; or

  •
  the guarantee shall for any reason cease to be, or shall for any reason be asserted in writing by TIL or TIFSA not to be, in full force and effect and enforceable in accordance with its terms except to the extent contemplated by the indenture and such guarantee; or

  •
  a court having jurisdiction in the premises shall enter a decree or order for relief in respect of TIFSA or TIL in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of TIFSA or TIL or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of 90 consecutive days; or

  •
  TIFSA or TIL shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of TIFSA or TIL or for any substantial part of its property, or make any general assignment for the benefit of creditors.

        In any event of default with respect to the notes, unless the principal of all the notes has already become due and payable, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes, by notice in writing to TIFSA and TIL, and to the trustee if notice is given by such holders, may declare the unpaid principal of all the notes to be due and payable immediately.

        The holders of a majority in principal amount of the outstanding notes may waive any default in the performance of any of the covenants contained in the indenture with respect to the notes and its consequences, except a default regarding payment of principal, premium, if any, or interest. Any such waiver shall cure such default.

        Subject to the terms of the indenture, if an event of default under the indenture shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the notes if the trustee determines in good faith that the proceeding could result in personal liability. The holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, with respect to the notes, provided that:

  •
  it is not in conflict with any law or the indenture; and

  •
  it is not unduly prejudicial to the rights of the holders of the debt securities of another series issued under the indenture.

        A holder of the notes will only have the right to institute a proceeding under the indenture or to appoint a receiver or trustee, or to seek other remedies if:

  •
  the holder has given written notice to the trustee of a continuing event of default with respect to the notes;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding notes have made a written request, and such holders have offered reasonable indemnity, to the trustee to institute such proceeding as trustee; and

  •
  the trustee does not institute such action, suit or proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding notes other conflicting directions within 60 days after such notice, request and offer.

        The right of any holder to receive payment of principal, premium, if any, or interest or to institute a suit for such payment shall not be impaired without the consent of such holder.

Modification of the Indenture

        TIFSA, TIL and the trustee may enter into a supplemental indenture or indentures without the consent of any holders of the notes with respect to certain matters, including:

  •
  to cure any ambiguity, defect or inconsistency in the indenture or any series of debt securities, including making any such changes as are required for the indenture to comply with the Trust Indenture Act, to make such other provisions in regard to matters or questions arising under the indenture as the board of directors of TIFSA may deem necessary or desirable, and which shall not in either case adversely affect the interest of the holders of outstanding debt securities in any material respects;

  •
  to evidence the succession of another person to TIL or TIFSA, or successive successions, and the assumption by the successor person of the covenants, agreements and obligations of TIL or TIFSA, as the case may be, pursuant to provisions in the indenture concerning consolidation, merger, the sale of assets or successor entities;

  •
  to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

  •
  to add covenants for the benefit of the holders of all or any outstanding series of debt securities or to surrender any of TIFSA's or TIL's rights or powers;

  •
  to add any additional events of default for the benefit of the holders of all or any outstanding series of debt securities;

  •
  to change or eliminate any provisions of the indenture if the provision that is changed or eliminated does not apply to any outstanding debt securities;

  •
  to secure the debt securities or to provide that any of TIFSA's obligations under the debt securities or the indenture will be guaranteed and the terms of such security or guarantee;

  •
  to make any other change that does not adversely affect the rights of any holder of outstanding debt securities in any material respect;

  •
  to provide for the issuance of and terms and conditions of a series of debt securities, to provide which, if any, of the covenants of TIFSA shall apply to such series, to provide which of the events of default it shall apply to such series or to define the rights of the holders of any series of debt securities;

  •
  to issue additional debt securities of any series if such additional debt securities have the same terms and will be part of the series as the applicable series of debt securities to the extent required under the indenture;

  •
  to provide for a successor trustee with respect to the debt securities of one or more series and to facilitate the administration of the trust by more than one trustee;

        In addition, under the indenture, the rights of holders may be changed by TIFSA, TIL and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of all series at the time outstanding that is affected, voting as one class. However, the following changes may only be made with the consent of each holder of outstanding debt securities affected:

  •
  extend a fixed maturity of or any installment of principal of any debt securities of any series or reduce the principal amount thereof or reduce the amount of principal of any original issue discount security that would be due and payable upon declaration of acceleration of the maturity thereof;

  •
  reduce the rate of or extend the time for payment of interest on any debt security of any series;

  •
  reduce the premium payable upon the redemption of any debt security;

  •
  make any debt security payable in currency other than that stated in the debt security;

  •
  impair the right to institute suit for the enforcement of any payment on or after the fixed maturity thereof or, in the case of redemption, on or after the redemption date; or

  •
  reduce the percentage of debt securities, the holders of which are required to consent to any such supplemental indenture or indentures.

        An amendment of a provision included solely for the benefit of one or more series of debt securities does not affect the interests of the holders of any other series of debt securities.

        It will not be necessary for the consent of the holders to approve the particular form of any proposed supplement, amendment or waiver, but it shall be sufficient if such consent approves the substance of it.

Information Concerning the Trustee

        The trustee, upon an event of default under the indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. The trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties if there is reasonable ground for believing that the repayment of such funds or liability is not reasonably assured to it under the terms of the indenture or adequate indemnity against such risk is not reasonably assured it.

        The trustee may resign with respect to one or more series of debt securities by giving a written notice to TIFSA and to the holders of that series of debt securities. The holders of a majority in principal amount of the outstanding debt securities of a particular series may remove the trustee by notifying TIFSA and the trustee. TIFSA may remove the trustee if:

  •
  the trustee acquires a "conflicting interest," as such term is defined in the Trust Indenture Act, and fails to comply with Trust Indenture Act;

  •
  the trustee fails to comply with the eligibility requirements provided in the indenture; or

  •
  the trustee:

  (1)
  is incapable of acting,

  (2)
  is adjudged to be bankrupt or insolvent,

  (3)
  commences a voluntary bankruptcy proceeding, or

  (4)
  a receiver is appointed for the trustee, its property or its affairs for the purpose of rehabilitation, conservation or liquidation.

        If the trustee resigns or is removed or if the office of the trustee is otherwise vacant, TIFSA will appoint a successor trustee in accordance with the provisions of the indenture.

        A resignation or removal of the trustee and appointment of a successor trustee shall become effective only upon the successor trustee's acceptance of the appointment as provided in the indenture.

Payment and Paying Agents

        The interest on the notes on any interest payment date will be paid to the person in whose name such notes (or one or more predecessor notes) are registered at the close of business on the regular record date for such interest.

        TIFSA may appoint one or more paying agents, other than the trustee, for all or any series of the debt securities. The debt securities of a particular series will be surrendered for payment at the office of the paying agents designated by TIFSA. If TIFSA does not designate such an office, the corporate trust office of the trustee will serve as the office of the paying agent for such series.

        All funds paid by TIL or TIFSA to a paying agent or the trustee for the payment of the principal of, premium, if any, or interest on the notes which remains unclaimed at the end of two years after such principal, premium, if any, or interest has become due and payable will be repaid to TIL or TIFSA, as the case may be, and the holder of the notes thereafter may look only to TIL and TIFSA for payment thereof.

Governing Law

        The indenture and the notes are deemed to be a contract made under the internal laws of the State of New York, and for all purposes will be construed in accordance with the laws of New York without regard to conflicts of laws principles that would require the application of any other law except to the extent that the Trust Indenture Act is applicable.

Defeasance of Debt Securities and Covenants Under Certain Circumstances

        TIFSA's obligations with respect to the notes will be discharged upon TIL or TIFSA's irrevocable deposit with the trustee, in trust, of funds or governmental obligations sufficient to pay at maturity within one year or upon redemption within one year all of the notes which have not already been delivered to the trustee for cancellation, including:

  •
  principal;

  •
  premium, if any;

  •
  unpaid interest; and

  •
  all other payments due under the terms of the indenture with respect to the notes.

        Notwithstanding the above, TIFSA may not be discharged from the following obligations which will survive until the notes mature:

  •
  to make any interest or principal payments that may be required;

  •
  to register the transfer or exchange of the notes;

  •
  to replace stolen, lost or mutilated the notes;

  •
  to maintain paying agencies; and

  •
  to appoint new trustees as required.

        TIFSA also may not be discharged from the following obligations which will survive the satisfaction and discharge of the notes:

  •
  to compensate and reimburse the trustee in accordance with the terms of the indenture; and

  •
  to receive unclaimed payments held by the trustee for at least two years and remit such payments to the holders if required.

        Upon compliance with specified conditions, TIFSA will not be required to comply with some covenants contained in the indenture and the supplemental indenture, and any omission to comply with the obligations will not constitute a default or event of default relating to the notes, or, if applicable, TIFSA's obligations with respect to the notes will be discharged. These conditions include:

  •
  the irrevocable deposit, in trust with the trustee for the benefit of the holders of the notes, of funds, or governmental obligations, in each case, sufficient to pay all the principal of, premium, if any, and interest on the notes to maturity or redemption, as the case may be, and all other amounts payable by TIFSA under the indenture;

  •
  the delivery to such trustee of a certificate signed by authorized persons and an opinion of counsel, each stating that all conditions precedent specified in the indenture relating to covenant defeasance have been complied with;

  •
  an event of default under the indenture described in the first, second, fourth, fifth or sixth bullet points in the first paragraph under the caption "Events of Default" has not occurred and is not continuing, and an event which with notice or lapse of time or both would become such an event of default with respect to the debt securities has not occurred and is not continuing, on the date of such deposit;

  •
  the delivery to such trustee of an opinion of counsel or a ruling received by the Internal Revenue Service to the effect that the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the exercise of such covenant defeasance and will be subject to federal income tax in the same amount and in the same manner and at the same times as would have been the case absent such exercise;

  •
  the trustee will not have a conflicting interest for the purposes of the Trust Indenture Act with respect to any debt securities due to the defeasance; and

  •
  such covenant defeasance will not result in the trust arising from such deposit constitute, unless it is qualified, a regulated investment company under the Investment Company Act of 1940.

Compliance Certificates and Opinions of Counsel

        The indenture requires TIL or TIFSA to furnish the following to the trustee under certain circumstances:

  •
  in the case of any redemption of debt securities prior to the expiration of any restriction on redemption contained in the debt securities or the indenture, a certificate evidencing compliance with the restriction;

  •
  as may be required by the SEC, information, documents and reports and as to compliance with or defaults under the indenture;

  •
  prior to the closing of any consolidation, merger into, sale, transfer, lease or conveyance of TIL's or TIFSA's assets substantially as an entirety, a certificate and an opinion of counsel as to compliance with the indenture and the conditions set forth under the heading "Limitation on TIL's and TIFSA's Ability to Consolidate, Merge and Sell Assets";

  •
  prior to a defeasance, a certificate and an opinion of counsel, each stating that all conditions precedent specified in the indenture relating to satisfaction and discharge have been complied with; and

  •
  unless a certificate or opinion of counsel is not already required, in connection with any action that TIFSA may ask the trustee to take under the indenture, a certificate and/or an opinion of counsel as to compliance with conditions precedent in the indenture relating to the proposed action.

Trustee

                                will serve as the trustee for the notes.                        serves as the trustee in connection with TIFSA's outstanding debt securities issued under                         .

        The address of the corporate trust office of the trustee is                        ,                         .

Book-Entry, Delivery and Form

        The notes will be issued as fully-registered global securities which will be deposited with, or on behalf of, DTC and registered, at the request of DTC, in the name of Cede & Co. Beneficial interests in the global securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in DTC. Investors may elect to hold their interests in the global securities through either DTC (in the United States) or (in Europe) through Clearstream or through Euroclear. Investors may hold their interests in the global securities directly if they are participants of such systems, or indirectly through organizations that are participants in these systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective U.S. depositaries, which in turn will hold these interests in customers' securities accounts in the depositaries' names on the books of DTC. Beneficial interests in the global securities will be held in denominations of $            and multiples of $1,000 in excess thereof. Except as set forth below, the global securities may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

        Debt securities represented by a global security can be exchanged for definitive securities in registered form only if:

  •
  DTC notifies us that it is unwilling or unable to continue as depositary for that global security and we do not appoint a successor depositary within 90 days after receiving that notice;

  •
  at any time DTC ceases to be a clearing agency registered or in good standing under the Securities Exchange Act of 1934, as amended, and we do not appoint a successor depositary within 90 days after becoming aware that DTC has ceased to be registered as a clearing agency;

  •
  we in our sole discretion determine that that global security will be exchangeable for definitive securities in registered form and notify the trustee of our decision; or

  •
  an event of default with respect to the debt securities represented by that global security has occurred and is continuing.

A global security that can be exchanged as described in the preceding sentence will be exchanged for definitive securities issued in authorized denominations in registered form for the same aggregate amount. The definitive securities will be registered in the names of the owners of the beneficial interests in the global security as directed by DTC.

        We will make principal and interest payments on all debt securities represented by a global security to the paying agent which in turn will make payment to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the debt securities represented by a global security for all purposes under the indenture. Accordingly, we, the trustee and any paying agent will have no responsibility or liability for:

  •
  any aspect of DTC' s records relating to, or payments made on account of, beneficial ownership interests in a debt security represented by a global security;

  •
  any other aspect of the relationship between DTC and its participants or the relationship between those participants and the owners of beneficial interests in a global security held through those participants; or

  •
  the maintenance, supervision or review of any of DTC' s records relating to those beneficial ownership interests.

        DTC has advised us that its current practice is to credit participants' accounts on each payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on DTC's records, upon DTC's receipt of funds and corresponding detail information. The underwriters or agents for the debt securities represented by a global security will initially designate the accounts to be credited. Payments by participants to owners of beneficial interests in a global security will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts registered in "street name," and will be the sole responsibility of those participants. Book-entry notes may be more difficult to pledge because of the lack of a physical note.

  DTC

        So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the debt securities represented by that global security for all purposes of the debt securities. Owners of beneficial interests in the debt securities will not be entitled to have debt securities registered in their names, will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered owners or holders of debt securities under the indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a DTC participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder of debt securities. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in a global security. Beneficial owners may experience delays in receiving distributions on their debt securities since distributions will initially be made to DTC and must then be transferred through the chain of intermediaries to the beneficial owner's account.

        We understand that, under existing industry practices, if we request holders to take any action, or if an owner of a beneficial interest in a global security desires to take any action which a holder is entitled to take under the indenture, then DTC would authorize the participants holding the relevant beneficial interests to take that action and those participants would authorize the beneficial owners owning through such participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

        Beneficial interests in a global security will be shown on, and transfers of those ownership interests will be effected only through, records maintained by DTC and its participants for that global security. The conveyance of notices and other communications by DTC to its participants and by its participants to owners of beneficial interests in the debt securities will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect.

        DTC has advised us that it is a limited-purpose trust company organized under the New York banking law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act.

        DTC holds the securities of its participants and facilitates the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of its participants. The electronic book-entry system eliminates the need for physical certificates. DTC's participants include securities brokers and dealers, including underwriters, banks, trust companies, clearing corporations and certain other organizations. some of which, and/or their representatives, own DTC. Banks, brokers, dealers, trust companies and others that clear through or maintain a custodial relationship with a participant, either directly or indirectly, also have access to DTC's book-entry system. The rules applicable to DTC and its participants are on file with the SEC.

        DTC has advised us that the above information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

  Clearstream

        Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations, or Clearstream Participants, and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Clearstream's U.S. Participants are limited to securities brokers and dealers and banks. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

        Distributions with respect to debt securities held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

  Euroclear

        Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear, or Euroclear Participants, and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear performs various other services, including securities lending and borrowing and interacts with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A/N.V., or the Euroclear Operator, under contract with Euroclear plc, a U.K. corporation. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not Euroclear plc. Euroclear plc establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

        The Euroclear Operator is a Belgian bank. As such it is regulated by the Belgian Banking and Finance Commission.

        Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, herein the Terms and Conditions. The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

        Distributions with respect to debt securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

        Euroclear has further advised us that investors that acquire, hold and transfer interests in the debt securities by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the global securities.

Global Clearance and Settlement Procedures

        Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

        Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be elected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving debt securities through DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

        Because of time-zone differences, credits of debt securities received through Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such debt securities settled during such processing will be reported to the relevant Euroclear Participants or Clearstream Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of debt securities by or through a Clearstream Participant or a Euroclear Participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

        If the debt securities are cleared only through Euroclear and Clearstream (and not DTC), you will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices, and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers, and other institutions are open for business in the United States. In addition, because of time-zone differences, U.S. investors who hold their interests in the securities through these systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, U.S. investors who wish to exercise rights that expire on a particular day may need to act before the expiration date.

        Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of debt securities among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time. Neither we nor any paying agent will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect participants of their obligations under the rules and procedures governing their operations.

Agent for Service of Process

        Our agent for service of process in the State of New York for any action relating to the indenture or the notes is                        , which currently maintains a New York City office at            , New York.

RELATIONSHIP WITH COVIDIEN AND TYCO ELECTRONICS

        This section of the prospectus summarizes material agreements between us and Covidien and Tyco Electronics that will govern the ongoing relationships between the three companies after the spin-offs. Additional or modified agreements, arrangements and transactions, which will be negotiated at arm's length, may be entered into between Covidien, Tyco Electronics and us after the spin-offs.

Agreements with Covidien and Tyco Electronics

        Before the spin-offs of Covidien and Tyco Electronics, we will enter into a Separation and Distribution Agreement and other agreements with those companies to effect the spin-offs and provide a framework for our relationship with those companies after the spin-offs. These agreements will govern the relationships among Covidien, Tyco Electronics and us subsequent to the completion of the spin-offs and provide for the allocation among Covidien, Tyco Electronics and us of our assets, liabilities and obligations attributable to periods prior to the spin-offs. In addition to the Separation and Distribution Agreement, which contains many of the key provisions related to the spin-offs of Covidien and Tyco Electronics and the distribution of their common shares to our shareholders, the parties also will enter into a Tax Sharing Agreement.

        The principal agreements described below will be filed as exhibits to the registration statement on Form S-1 of which this prospectus is a part, and the summaries of each of these agreements set forth the terms of the agreements that we believe are material.

        The terms of the agreements described below that will be in effect following the spin-offs have not yet been finalized. Although we do not anticipate material changes to the agreements prior to the spin-offs, any such changes may affect the respective parties' rights and obligations described below. No change may be made after the spin-offs without our consent if such change would adversely affect us.

Separation and Distribution Agreement

        The Separation and Distribution Agreement will set forth our agreements with Covidien and Tyco Electronics regarding the principal transactions necessary for us to spin-off those companies. It will also set forth other agreements that govern certain aspects of our relationship with Covidien and Tyco Electronics after the completion of the spin-offs. The parties intend to enter into the Separation and Distribution Agreement before the distribution of the common shares of Covidien and Tyco Electronics to our shareholders.

  Transfer of Assets and Assumption of Liabilities

        The Separation and Distribution Agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Covidien, Tyco Electronics and us as part of our separation into three companies, and will describe when and how these transfers, assumptions and assignments will occur, although many of the transfers, assumptions and assignments will have already occurred prior to the parties' entering into the Separation and Distribution Agreement. In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

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  All of the assets and liabilities primarily related to Covidien's business—the business and operations of our healthcare segment—will be retained by or transferred to Covidien.

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  All of the assets and liabilities primarily related to Tyco Electronics' business—the business and operations of our electronics segment—will be retained by or transferred to Tyco Electronics.

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  All of the assets and liabilities primarily related to the business and operations of our fire and security and engineered products and services segments will be retained by or transferred to us.

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  Liabilities related to, arising out of or resulting from each of our previously terminated or divested businesses that are not sufficiently associated with the current business of any of the parties will be allocated to a specific party as set forth on a schedule to the Separation and Distribution Agreement.

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  Each party will assume or retain any liabilities relating to its employees in respect of the period prior to, on or following the effective time of the Separation and Distribution Agreement.

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  Each party or one of its subsidiaries will assume or retain any liabilities relating to any of its or its subsidiaries' or controlled affiliates' indebtedness, regardless of the issuer of such indebtedness, exclusively relating to its business or secured exclusively by its assets.

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  We will assume 27%, Covidien will assume 42% and Tyco Electronics will assume 31% of certain of Historical Tyco's contingent and other corporate liabilities, which primarily include securities litigation, certain legacy tax contingencies and any actions with respect to the spin-offs or the distributions made or brought by any third party. Any amounts relating to these contingent and other corporate liabilities paid to us after the spin-offs that are subject to the allocation provisions of the Separation and Distribution Agreement will be shared among us, Covidien and Tyco Electronics pursuant to the same allocation ratio. Under the Separation and Distribution Agreement, we, Tyco Electronics and Covidien will be jointly and severally liable for amounts relating to the class action settlement.

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  Subject to certain limitations, we will be responsible for finalizing the settlement agreement entered into on May 14, 2007 and applying to the court for approval of the settlement agreement and will have the right to control the defense and settlement of any other litigation related to the shared contingent and other corporate liabilities referred to above. All costs and expenses that we incur in connection with the defense of such litigation, other than the amount of any judgment or settlement, which will be allocated in the manner described above, will be borne equally by Covidien, Tyco Electronics and us.

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  We will retain control of and bear all costs of currently pending litigation between us and members of our former senior management. In order to align the management of contingent liabilities and contingent assets relating to members of our former senior management, any amounts paid to us after the spin-offs as a result of this litigation, and any liability arising from pending counterclaims brought by our former senior management, will be retained by us and will not be allocated to either Covidien or Tyco Electronics. The proceeds of such litigation, net of attorney's fees, will be shared with the certified class in accordance with the 50% sharing provision of the class action settlement.

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  Covidien will be entitled to 42% and Tyco Electronics will be entitled to 31% of certain of our contingent corporate assets, which are not primarily related to the business of Covidien, Tyco Electronics or our fire and security and engineered products and services businesses and which are not specifically assigned to Covidien, Tyco Electronics or us, although we expect any such contingent assets to consist only of currently unknown assets and not to be material.

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  Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, other than the costs and expenses relating to the issuance of debt or debt-related securities by any party or its subsidiaries, the costs and expenses of which are expected to be the responsibility of such party, the separation expenses incurred after the distribution date relating to the spin-offs will be shared equally among Covidien, Tyco Electronics and us.

        The majority of Historical Tyco's assets and liabilities directly relate to individual businesses and will be allocated accordingly. Certain litigation and tax contingencies are considered to be obligations of all of Historical Tyco's businesses, best managed centrally, and appropriately shared among us, Covidien and Tyco Electronics through pre-determined, fixed percentages. The primary considerations for determining those fixed percentages included each entity's ability to pay, in order to reduce the probability that any settlement of contingencies would disproportionately impact an individual company's financial condition.

        Except as may expressly be set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an "as is," "where is" basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that any requirements of laws or judgments are not complied with.

        Information in this prospectus with respect to the assets and liabilities of the parties following the spin-offs is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement and the other agreements relating to the spin-offs are, and following the spin-offs may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

  Further Assurances

        To the extent that any transfers contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the distribution date, the parties will agree to cooperate to effect such transfers as promptly as practicable. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

  The Distributions and Financings

        The Separation and Distribution Agreement also will govern the rights and obligations of the parties regarding the proposed distributions. Each of Covidien and Tyco Electronics will agree to distribute to us as a share dividend the number of such party's common shares distributable to effectuate the applicable spin-off. In addition, we will agree to cause our agent to distribute to our shareholders that hold our common shares as of the applicable record date all the common shares of the company being separated.

        Our target cash allocation is $1.0 billion, however, the cash we actually receive will be determined by the cash that is available after allocation to Tyco Electronics and Covidien, but will not be lower than $700 million, as described below.

        The cash allocation for each of Covidien and Tyco Electronics is calculated by adjusting their target of $500 million each for a) the difference between the free cash flow they generated in fiscal 2007 through the distribution relative to the forecast, b) the cash impact of acquisitions or divestitures and c) any separation costs that they expect to pay post-separation.

        In the event that the actual cash balance on the separation date is greater than the sum of the adjusted cash balances as calculated above for Covidien, Tyco Electronics and us, such excess cash will be allocated on the basis of each companies' respective contribution to the free cash flow generated in fiscal 2007 through the distribution.

        Under no circumstances will our cash allocation drop below $700 million after adjusting for separation costs we expect to pay post-separation. Any shortfall from this minimum cash allocation of $700 million will be borne in equal parts by Tyco Electronics and Covidien.

        Operating and financing forecasts contain many assumptions and are subject to various uncertainties, and therefore it is not possible to reliably determine the range of possible cash balance adjustments at this time.

        To ensure adequate liquidity is available at Tyco Electronics and Covidien, we may have a loan receivable from them at the time of separation. A post distribution date true up payment between Tyco Electronics, Covidien and us will be required to adjust for differences between the cash balance on the date of distribution and the final cash allocation.

        Additionally, the Separation and Distribution Agreement will provide that the distributions are subject to several conditions that must be satisfied or waived by Tyco International in its sole discretion.

  Releases and Indemnification

        Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party will release and forever discharge each other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the spin-offs. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the spin-offs pursuant to the Separation and Distribution Agreement or any ancillary agreement or to ordinary course trade payables and receivables.

        In addition, the Separation and Distribution Agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Covidien's business and Tyco Electronics' business with Covidien and Tyco Electronics, respectively. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless the other parties, their respective affiliates and subsidiaries and each of their respective officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

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  the liabilities each such party assumed or retained pursuant to the Separation and Distribution Agreement; and

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  any breach by such party of the Separation and Distribution Agreement.

  Legal Matters

        Each party to the Separation and Distribution Agreement will assume the liability for, and control of, all pending and threatened legal matters related to its own business or assumed or retained liabilities and will indemnify the other parties for any liability arising out of or resulting from such assumed legal matters.

        Each party to a claim will agree to cooperate in defending any claims against two or more parties for events that took place prior to, on or after the date of the spin-off of such party from Tyco International.

        We initially will act as managing party and manage and assume control of all legal matters related to any assumed Tyco International contingent liability or Tyco International contingent asset, including settlement of such legal matters. In the event of our bankruptcy or insolvency, Covidien will become the managing party. In addition, in the event of a change in control of the managing party, a change in the chief executive officer of the managing party or a change in the majority of the board of directors of the managing party, the managing party may be changed by the vote of two of the three parties to the Separation and Distribution Agreement. Moreover, on an annual basis the parties to the Separation and Distribution Agreement will determine whether or not to change the managing party and the vote of two of the three parties will be sufficient to effect such change. Each of us, Covidien and Tyco Electronics will cooperate fully with the applicable managing party in connection with the management of such assets and liabilities. All costs and expenses related thereto shall be shared equally by these three parties. If any party defaults in payment of its portion of any assumed Tyco International contingent liability or the cost of managing any Tyco International contingent asset, each non-defaulting party will be responsible for an equal portion of the amount in default together with any other non-defaulting party, although any such payments will not release the obligation of the defaulting party.

  Employee Matters

        The Separation and Distribution Agreement will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the spin-offs, including the treatment of certain outstanding and long-term incentive awards, existing deferred compensation obligations and certain retirement and welfare benefit obligations. The Separation and Distribution Agreement also will provide that our outstanding share options and restricted share unit awards will be adjusted equitably in connection with each distribution.

  Insurance

        The Separation and Distribution Agreement will provide for the rights of the parties to report claims under existing insurance policies written by non-affiliates of us for occurrences prior to each spin-off and set forth procedures for the administration of insured claims. In addition, the agreement will allocate among the parties the right to insurance policy proceeds based on reported claims and the obligations to incur deductibles under certain insurance policies. The Separation and Distribution Agreement will provide that we will continue to own and operate White Mountain and Mountainbran, our captive insurance companies, and Covidien and Tyco Electronics will continue their rights as policyholders with respect to existing policies written by those companies for their benefit. The Separation and Distribution Agreement also will provide that we will obtain, subject to the terms of the agreement, certain executive risk insurance policies, namely directors and officers policies and fiduciary and employment practices policies, to apply against certain pre-separation claims, if any.

        Tyco International maintains a variety of global commercial insurance programs with non-affiliates of Tyco International. All of these programs are subject to the policies, terms and conditions, policy limits and deductibles of the policies. The facts and circumstances of each pre-separation claim will govern the determination of whether the occurrence is covered by existing insurance policies written by non-affiliates of Tyco International or Tyco International's affiliated, captive insurance companies, White Mountain or Mountainbran, or alternatively, is not covered by any insurance policy existing as of the date of the separation.

  Dispute Resolution

        In the event of any dispute arising out of the Separation and Distribution Agreement, the general counsels of the parties and such other representatives as the parties designate will negotiate to resolve any disputes among the parties. If the parties are unable to resolve the dispute in this manner within 45 days then, unless agreed otherwise by the parties, the parties will submit the dispute to mediation for an additional period of 30 days. If the parties are unable to resolve the dispute in this manner, until certain litigation relating to shared contingent liabilities is finally resolved, the dispute will be resolved through binding arbitration and in all matters involving only claims for monetary damages the parties will be required to each submit a proposal and the arbitrators shall be limited to awarding only one of the proposals submitted.

  Other Matters Governed by the Separation and Distribution Agreement

        Other matters governed by the Separation and Distribution Agreement include access to financial and other information, intellectual property, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Tax Sharing Agreement

        Before the spin-offs of Covidien and Tyco Electronics from us, we will enter into a Tax Sharing Agreement with Covidien and Tyco Electronics that generally will govern Covidien's, Tyco Electronics' and our respective rights, responsibilities, and obligations after the distribution with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of the shares of Covidien or Tyco Electronics to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code or certain internal transactions undertaken in anticipation of the spin-offs to qualify for tax-favored treatment under the Code.

        Under the Tax Sharing Agreement, we expect, with certain exceptions, that we will generally be responsible for the payment of:

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  all taxes attributable to us or our subsidiaries that are reported on tax returns for tax periods ending on or before the date of the distribution, all taxes attributable to us or our subsidiaries reported on any income tax returns filed by Covidien, Tyco Electronics or us for tax periods that straddle the date of the distribution, and all taxes attributable to us or our subsidiaries reported on tax returns for periods beginning after the date of the distribution;

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  any non-U.S. income taxes and other non-income taxes resulting from a tax audit to the extent such taxes are attributable to us and our subsidiaries;

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  for periods or portions thereof ending on or before the date of the distribution, 27% of any additional:

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  U.S. income taxes that are required to be paid to a U.S. tax authority as a result of a U.S. tax audit of Covidien's, Tyco Electronics' or our subsidiaries' income tax returns; and

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  non-U.S. income taxes that are required to be paid to a tax authority as a result of a tax audit of Covidien's, Tyco Electronics' or our subsidiaries' income tax returns but only to the extent that such taxes are attributable to adjustments to intercompany transactions or similar adjustments; and

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  27% of any taxes arising from a failure of the distribution of all of the stock of Covidien or Tyco Electronics, or any internal transaction undertaken in anticipation of the spin-offs, to qualify for tax-free or tax-favored treatment under the Code, as the case may be, unless such taxes result from either an action or failure to act on our part, in which case we will be responsible for all of such taxes or an action or failure to act on the part of Covidien or Tyco Electronics, in which case Covidien or Tyco Electronics, as applicable, will be responsible for all such taxes.

        The Tax Sharing Agreement also will contain restrictions on our, Covidien's and Tyco Electronics' ability to take actions that could cause the distribution or certain internal transactions undertaken in anticipation of the spin-offs to fail to qualify as tax-free or tax-favored transactions, as the case may be, including entering into, approving or allowing any transaction that results in a change in ownership of more than 35% of our common shares, a redemption of equity securities, a sale or other disposition of a substantial portion of our assets, an acquisition of a business or assets with equity securities to the extent one or more persons would acquire 35% or more of our common shares, or engaging in certain internal transactions. These restrictions apply for the two-year period after the distributions, unless the responsible party obtains the consent of the other parties or obtains a private letter ruling from the Internal Revenue Service or an unqualified opinion of a nationally recognized law firm that such action will not cause the distribution or the internal transactions undertaken in anticipation of the spin-offs to fail to qualify as tax-favored transactions and such letter ruling or opinion, as the case may be, is acceptable to the parties. Moreover, the Tax Sharing Agreement generally provides that a party thereto is responsible for any taxes imposed on any other party thereto as a result of the failure of the distribution or certain internal transactions to qualify as tax-favored transactions under the Code if such failure is attributable to certain post-distribution actions taken by or in respect of the responsible party or its shareholders, regardless of whether the actions occur more than two years after the distribution, the other parties consent to such actions or the responsible party obtains a favorable letter ruling or tax opinion. In addition, it will set forth the respective rights, responsibilities, and obligations among us, Covidien and Tyco Electronics with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation, and other tax matters. Specifically, in regards to a U.S. income tax audit, we will administer the tax audit and control its settlement in our sole discretion. The other parties to the Tax Sharing Agreement will only be able to remove us as the controlling party under limited circumstances, including a change in control or bankruptcy of Tyco International or by a majority vote of the parties on or after the second anniversary of the distribution. In regards to any other tax audit, the party or its subsidiary that is subject to the tax audit will administer the tax audit and control its settlement in its sole discretion.

  Members' Agreement

        Under the Members' Agreement among us, Tyco Electronics and Tyco International Services GmbH, or TIS, and the charter documents of TIS, which is the sole owner of all trade names, trademarks and service marks including the word "Tyco," will license some or all of them, as appropriate, to us and Tyco Electronics to carry out our respective business activities. We and Tyco Electronics will each own 50% of the share capital of TIS, subject to the small interest of a trust company who will hold such interest in connection with dispute resolution procedures. We and Tyco Electronics will each enter into a separate license agreement with TIS. Pursuant to each such license agreement, we and Tyco Electronics will pay an annual license fee. Each such license agreements will have an initial term of 15 years and will thereafter automatically be renewed for 5-years renewal terms unless TIS or either we or Tyco Electronics, as applicable, terminates such agreement. Covidien will also receive a license to use the "Tyco" trade names, trademarks and service marks for a transition period following the spin-offs.

MANAGEMENT OF TYCO INTERNATIONAL

Directors and Executive Officers Following the Spin-Offs

        The following table sets forth information as of December 31, 2006 with respect to our directors and executive officers following the spin-offs.

Name	Age	Position(s)
Edward D. Breen	50	Chairman of the Board and Chief Executive Officer
Christopher J. Coughlin	54	Executive Vice President and Chief Financial Officer
Judith A. Reinsdorf	43	Executive Vice President and General Counsel
Naren K. Gursahaney	45	President of Tyco Engineered Products and Services
George Oliver	46	President of Tyco Safety Products
David E. Robinson	47	President of Tyco Fire and Security Services
Edward C. Arditte	51	Senior Vice President, Strategy and Investor Relations
Carol Anthony Davidson	51	Senior Vice President, Controller and Chief Accounting Officer
John E. Evard, Jr.	60	Senior Vice President and Chief Tax Officer
Martina Hund-Mejean	46	Senior Vice President and Treasurer
Eric M. Pillmore	53	Senior Vice President of Corporate Governance
Shelley Stewart, Jr.	53	Senior Vice President of Operational Excellence and Chief Procurement Officer
Laurie A. Siegel	50	Senior Vice President, Human Resources
Dennis C. Blair	59	Director
Brian Duperreault	59	Director
Bruce S. Gordon	60	Director
Rajiv L. Gupta	61	Director
John A. Krol	70	Director
H. Carl McCall	71	Director
Brendan R. O'Neill	58	Director
William S. Stavropoulos	67	Director
Sandra S. Wijnberg	50	Director
Jerome B. York	68	Director

Executive Officers

        Edward D. Breen—Mr. Breen, age 50, has been our Chairman and Chief Executive Officer since July 2002. Prior to joining Tyco, Mr. Breen was President and Chief Operating Officer of Motorola from January 2002 to July 2002; Executive Vice President and President of Motorola's Networks Sector from January 2001 to January 2002; Executive Vice President and President of Motorola's Broadband Communications Sector from January 2000 to January 2001; Chairman, President and Chief Executive Officer of General Instrument Corporation from December 1997 to January 2000; and, prior to December 1997, President of General Instrument's Broadband Networks Group. Mr. Breen also serves as a director of Comcast Corporation.

        Christopher J. Coughlin—Mr. Coughlin, age 54, has been our Executive Vice President and Chief Financial Officer since March 2005. Prior to joining Tyco, Mr. Coughlin served as Chief Operating

Officer at Interpublic Group. He joined Interpublic from Pharmacia Corporation, where he was Chief Financial Officer for six years. Previously, he held the same position at Nabisco Holdings, where he also served as President of Nabisco International, and at Sterling Winthrop, a pharmaceutical company. Mr. Coughlin also serves as a director of The Dun & Bradstreet Corporation.

        Judith A. Reinsdorf—Ms. Reinsdorf, age 43, has been our executive vice president and general counsel since March 12, 2007. Prior to joining Tyco, Ms. Reinsdorf served as vice president, general counsel and secretary of C. R. Bard, Inc. from October 2004 to February 2007, and she previously served as vice president and corporate secretary for Tyco International from 2003 to 2004. Ms. Reinsdorf was vice president and associate general counsel at Pharmacia Corporation from 2000 to 2003.

        Naren K. Gursahaney—Mr. Gursahaney, age 45, has been President of Tyco Engineered Products and Services since January 2006. Mr. Gursahaney joined Tyco in 2003 as Vice President of Operational Excellence and became the President of Tyco Flow Control in the Tyco Engineered Products and Services segment in January 2005. Prior to joining Tyco, Mr. Gursahaney was the President & Chief Executive Officer of GE Medical Systems-Asia. During his ten year tenure at GE, Mr. Gursahaney held senior leadership positions in services, marketing and information management within the Medical Systems and Power Systems divisions and also worked at GE's corporate headquarters as the staff executive for the vice chairman and manager of business development. Prior to GE, Mr. Gursahaney spent four years with Booz Allen & Hamilton in Cleveland, Ohio and worked as an engineer for Westinghouse Electric Corporation in Baltimore, Maryland and Ashdod, Israel.

        George Oliver—Mr. Oliver, age 46, has been President of Tyco Safety Products since July 2006. Prior to joining Tyco, Mr. Oliver was the President and Chief Executive Officer of General Electric Water and Process Technologies from 2002 to 2006. During his twenty-four year tenure at GE, Mr. Oliver held several senior operational leadership positions with increasing responsibility within the Aircraft Engines and Consumer Products divisions. These included Vice President of the Aircraft Engines Supply Chain from 1998 to 2000, and President and CEO of Engine Services from June 2000 to May 2002.

        David E. Robinson—Mr. Robinson, age 47, has been President of Tyco Fire and Security Services since March 2003, and prior to that was President of Tyco Plastics and Adhesives from November 2002. Prior to joining Tyco, Mr. Robinson was Executive Vice President of Motorola and President of Motorola's Broadband Communications Sector from January 2001 to June 2002; Senior Vice President of Motorola and General Manager, Digital Network Systems, for Motorola's Broadband Communications Sector from January 2000 to January 2001; Senior Vice President and General Manager for General Instrument Corporation from April 1998 to January 2000; and Vice President and General Manager, Digital Network Systems for General Instrument Corporation from November 1995 to April 1998.

        Edward C. Arditte—Mr. Arditte, age 51, has been our Senior Vice President, Strategy and Investor Relations since February 2006, and prior to that was Senior Vice President, Investor Relations from May 2003. Prior to joining Tyco, Mr. Arditte was at BancBoston Capital, the private equity investment arm of FleetBoston Financial, where he served as Chief Financial Officer since January 2002. Prior to serving as the Chief Financial Officer of BancBoston Capital, Mr. Arditte spent over 15 years at Textron Inc., a corporation with global operations in a diverse set of industrial businesses. During his tenure at Textron, Mr. Arditte held a number of positions of increasing responsibility, including Vice President and Treasurer, Vice President Investor Relations and Risk Management; Vice President Communications and Risk Management; and Vice President, Finance and Business Development at the Textron Fastening Systems Group.

        Carol Anthony ("John") Davidson—Mr. Davidson, age 51, has been our Senior Vice President, Controller and Chief Accounting Officer since January 2004. Prior to joining Tyco, Mr. Davidson served as Vice President, Audit, Risk and Compliance at Dell Inc. While at Dell he also served in other senior capacities, including Chief Compliance Officer, Vice President and Corporate Controller and Vice President of Internal Audit. He joined Dell in 1997 from Eastman Kodak Company, where he spent 16 years in a variety of financial, accounting and auditing positions of increasing responsibility.

        John E. Evard, Jr.—Mr. Evard, Jr., age 60, has been our Senior Vice President and Chief Tax Officer since December 2002. Prior to joining Tyco, Mr. Evard was Vice President, Tax of United Technologies Corporation from August 2000. Prior to joining United Technologies, Mr. Evard held a number of positions at CNH Global N.V. and its predecessor company, Case Corp., including Senior Vice President, Corporate Development, and General Tax Counsel from December 1989 to August 2000.

        Martina Hund-Mejean—Ms. Hund-Mejean, age 46, has been our Senior Vice President and Treasurer since December 2002. Prior to joining Tyco, Ms. Hund-Mejean served as Senior Vice President and Treasurer at Lucent Technologies, Inc. from November 2000 to December 2002. Prior to joining Lucent, she spent 12 years at General Motors where she held various positions of ascending importance, including most recently Assistant Treasurer from 1998 to 2000.

        Eric M. Pillmore—Mr. Pillmore, age 53, has been our Senior Vice President of Corporate Governance since August 2002. Prior to joining Tyco, Mr. Pillmore was Senior Vice President, Chief Financial Officer and Secretary of Multilink Technology Corporation from July 2000 to August 2002. From April 2000 to May 2000, Mr. Pillmore was Senior Vice President of Finance and Chief Financial Officer of McData Corporation. From January 2000 to April 2000, Mr. Pillmore was Senior Vice President of Finance and Director of Motorola's Broadband Communications Sector. From December 1997 to January 2000, Mr. Pillmore was Chief Financial Officer of General Instrument Corporation.

        Shelley Stewart, Jr.—Mr. Stewart, age 53, has been our Senior Vice President of Operational Excellence and Chief Procurement Officer since 2006. Prior to being named to this position, Mr. Stewart served as Tyco's Vice President of Supply Chain. Before joining Tyco, he was Senior Vice President of Supply Chain Management at Invensys plc and prior to that he served in numerous senior level supply chain and operational positions at Raytheon Company and United Technologies Corporation. Mr. Stewart holds a MBA from the University of New Haven and both a bachelor's and master's degree from Northeastern University.

        Laurie A. Siegel—Ms. Siegel, age 50, has been our Senior Vice President, Human Resources since January 2003. Ms. Siegel was at Honeywell International from 1994 to 2002, where she held various positions in the Human Resources function. After leading the compensation organization from 1994 to 1997, she served as Corporate Vice President of Human Resources until 1999. Thereafter, she served as Vice President of Human Resources in the Aerospace and Specialty Materials divisions. Ms. Siegel is a director of Embarq Corporation.

Board of Directors

        Following the spin-offs, we do not anticipate a change in the composition or structure of our board of directors. In addition to Mr. Breen, our Chief Executive Officer who also serves as Chairman of the Board and whose biographical information is set forth above, our directors are:

        Dennis C. Blair—Admiral Blair (U.S. Navy, Ret.), age 59, joined our board of directors in March 2003. From November 2003 to September 2006, Admiral Blair was President and Chief Executive Officer of The Institute for Defense Analyses, a federally-funded research and development center. Admiral Blair retired as Commander in Chief of the U.S. Pacific Command in 2002 after more than 30 years of service in the armed forces. Previously, as Vice Admiral, Admiral Blair was Director of the Joint Staff and Associate Director of Central Intelligence for Military Support. Admiral Blair graduated from the U.S. Naval Academy and holds a Master's degree from Oxford University.

        Brian Duperreault—Mr. Duperreault, age 59, joined our board of directors in March 2004. Mr. Duperreault has served as Chairman of ACE Limited, an international provider of a broad range of insurance and reinsurance products, since October 1994. He also served as Chief Executive Officer of ACE Limited from October 1994 through May 2004, and as its President from October 1994 through November 1999. Prior to joining ACE, Mr. Duperreault had been employed with American Insurance Group ("AIG") since 1973 and served in various senior executive positions with AIG and its affiliates from 1978 until September 1994, most recently as Executive Vice President, Foreign General Insurance and, concurrently, as Chairman and Chief Executive Officer of AIU Insurance ("AIU") from April 1994 to September 1994. Mr. Duperreault was President of AIU from 1991 to April 1994, and Chief Executive Officer of AIG affiliates in Japan and Korea from 1989 until 1991. Mr. Duperreault serves as a member of the board of directors of The American Institute for CPCU—Insurance Institute of America, a member of the Boards of Trustees of Saint Joseph's University, King Edward VII Hospital Trust and the Board of Overseers of the School of Risk Management of St. John's University, a director of the Bank of N.T. Butterfield & Son Limited, Chairman of the Centre on Philanthropy, and Trustee of Bermuda Biological Station for Research.

        Bruce S. Gordon—Mr. Gordon, age 60, joined our board of directors in January 2003. Mr. Gordon served as President and Chief Executive Officer of the NAACP from August 2005 until March 2007. Until his retirement in December 2003, Mr. Gordon was the President of Retail Markets at Verizon Communications, Inc., a provider of wireline and wireless communications. Prior to the merger of Bell Atlantic Corporation and GTE, which formed Verizon in July 2000, Mr. Gordon fulfilled a variety of positions at Bell Atlantic Corporation, including Group President, Vice President, Marketing and Sales, and Vice President, Sales. Mr. Gordon graduated from Gettysburg College and received a M.S. from Massachusetts Institute of Technology. Mr. Gordon also serves as a director of CBS Corporation.

        Rajiv L. Gupta—Mr. Gupta, age 61, joined our board of directors in March 2005. Mr. Gupta has served as Chairman, President and Chief Executive Officer of Rohm and Haas Company, a worldwide producer of specialty materials, from 1999 to the present. Previously, he served as Vice Chairman of Rohm and Haas Company from 1998 to 1999, Director of the Electronic Materials business from 1996 to 1999, and Vice President and Regional Director of the Asia-Pacific Region from 1993 to 1998. Mr. Gupta holds a B.S. degree in mechanical engineering from the Indian Institute of Technology, a M.S. in operations research from Cornell University and a M.B.A. in finance from Drexel University. Mr. Gupta also is a director of The Vanguard Group.

        John A. Krol—Mr. Krol, age 70, joined our board of directors in August 2002. Mr. Krol was the Chairman and Chief Executive Officer of E.I. du Pont de Nemours & Company, where he spent his entire career until his retirement in 1998. E.I. du Pont de Nemours is a global research and technology- based company serving worldwide markets, including food and nutrition, health care, agriculture, fashion and apparel, home and construction, electronics and transportation. Mr. Krol also serves as a director of ACE Limited, MeadWestvaco Corporation and Milliken & Company, a private company and is on the Advisory Board of Bechtel Corporation. Mr. Krol graduated from Tufts University where he received a B.S. and M.S. in chemistry. Mr. Krol is the Lead Director of the board of directors and Chair of our Nominating and Governance Committee.

        H. Carl McCall—Mr. McCall, age 71, joined our board of directors in March 2003. Mr. McCall has served as a principal of Convent Capital, LLC, a financial advisory firm, since April 2004. Mr. McCall served as Comptroller of the State of New York from 1993 until November 2002, when he became the Democratic nominee for Governor of the State of New York. Prior to his position as Comptroller, Mr. McCall was a Vice President of Citicorp for eight years. He has also served as President of the New York City Board of Education, a U.S. ambassador to the United Nations, Commissioner of the Port Authority of New York and New Jersey, Commissioner of the New York State Division of Human Rights and was elected to three terms as New York State Senator. Mr. McCall received a Bachelor's degree from Dartmouth College and a Master's of divinity degree from Andover-Newton Theological

School. Mr. McCall serves as a director of New Plan, a real estate investment corporation and Ariel Mutual Fund.

        Brendan R. O'Neill—Dr. O'Neill, age 58, joined our board of directors in March 2003. Dr. O'Neill was Chief Executive Officer and director of Imperial Chemical Industries PLC ("ICI"), a manufacturer of specialty products and paints, until April 2003. Dr. O'Neill joined ICI in 1998 as its Chief Operating Officer and Director, and was promoted to Chief Executive Officer in 1999. Prior to Dr. O'Neill's career at ICI, he held numerous positions at Guinness PLC, including Chief Executive of Guinness Brewing Worldwide Ltd, Managing Director International Region of United Distillers, and Director of Financial Control. Dr. O'Neill also held positions at HSBC Holdings PLC, BICC PLC and the Ford Motor Company. He has an M.A. from the University of Cambridge and a Ph.D. in chemistry from the University of East Anglia, and is a Fellow of the Chartered Institute of Management Accountants (U.K.). Dr. O'Neill is a director of Rank Group Plc, Endurance Specialty Holdings Ltd., Aegis Group Plc and Watson Wyatt & Company Holdings.

        William S. Stavropoulos—Dr. Stavropoulos, age 67, joined our board of directors in February 2007. Dr. Stavropoulos was the Chairman, President and Chief Executive Officer of Dow Chemical Company, where he spent his entire career until his retirement in 2006. Dr. Stavropoulos began his career at Dow as a research chemist and business manager, later assuming operating roles of increasing regional and global responsibility. Dr. Stavropoulos graduated from Fordham University with a B.S. in pharmaceutical chemistry and from the University of Washington with a Ph.D. in medicinal chemistry. Dr. Stavropoulos also serves as a director of Chemical Financial Corporation, Fidelity Group Mutual Funds, Maersk Corporation and NCR Corporation.

        Sandra S. Wijnberg—Ms. Wijnberg, age 50, joined our board of directors in March 2003. Until her resignation in April 2006, Ms. Wijnberg was the Senior Vice President and Chief Financial Officer at Marsh & McLennan Companies, Inc., a professional services firm with insurance and reinsurance brokerage, consulting and investment management businesses. Before joining Marsh & McLennan Companies, Inc. in January 2000, Ms. Wijnberg served as a Senior Vice President and Treasurer of Tricon Global Restaurants, Inc. and held various positions at PepsiCo, Inc., Morgan Stanley Group, Inc. and American Express Company. Ms. Wijnberg is a graduate of the University of California, Los Angeles and received an M.B.A. from the University of Southern California.

        Jerome B. York—Mr. York, age 68, joined our board of directors in November 2002. Since 2000, Mr. York has been Chief Executive Officer of Harwinton Capital Corporation, a private investment company that he controls. From 2000 to 2003, he was the Chairman, President and Chief Executive Officer of MicroWarehouse, Inc. a computer reseller, and prior to that he was the Vice Chairman of Tracinda Corporation from 1995 to 1999, Chief Financial Officer of IBM Corporation from 1993 to 1995 and held various positions at Chrysler Corporation from 1979 to 1993. Mr. York graduated from the United States Military Academy, and received an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the University of Michigan. Mr. York also serves as a director of Apple Computer, Inc. Mr. York is the Chair of the Company's Audit Committee.

Board of Directors Structure

        We have a board of directors consisting of eleven (11) directors. Our bye-laws provide that the number of members is fixed by a majority vote of the board of directors. Our certificate of incorporation and bye-laws provide that the board of directors consist of one class, with our directors being elected each year by a majority of votes cast at our annual meeting of shareholders. Members of our board of directors may be removed with or without cause by a majority vote of shareholders. A substantial majority of our directors are independent, non-employee directors who meet the criteria for independence required by the New York Stock Exchange. The independent directors of the board of directors, acting in executive session, elect a Lead Director to serve as chair of the Nominating and Governance Committee. In fiscal 2005, the independent directors elected John A. Krol as the Lead

Director. The Lead Director, among other things, sets the board of directors agendas with input from the directors and management, facilitates communications among directors, works with the Chief Executive Officer to ensure appropriate information flow to the board of directors and chairs an executive session of the independent directors at each formal board of directors meeting. The board of directors also maintains two other standing committees—the Audit Committee and the Compensation and Human Resources Committee. All three committees are entirely composed of independent directors.

        Our board of directors has adopted corporate governance guidelines that, along with the charters of our board of directors committees and our code of business conduct for employees and board of directors, provide the framework for the governance of our company.

Committees of the Board of Directors

        The board of directors has three standing committees: Audit, Compensation and Human Resources and Nominating and Governance. Assignments to, and chairs of, the committees are recommended by the Nominating and Governance Committee and selected by the board of directors. All committees will report on their activities to the board of directors.

        Audit Committee.    The Audit Committee monitors the integrity of our financial statements, the independence and qualifications of the independent auditors, the performance of our internal auditors as well as the independent auditors, our compliance with legal and regulatory requirements and the effectiveness of our internal controls. The Audit Committee is also responsible for selecting, retaining (subject to shareholder approval), evaluating, setting the remuneration of, and, if appropriate, recommending the termination of our independent auditors. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee operates under a charter approved by the board of directors. The charter is posted on our website at www.tyco.com and we will provide a copy of the charter to shareholders upon request. The Audit Committee held fifteen meetings during fiscal 2006. The members of the Audit Committee are Messrs. Gordon and York and Drs. O'Neill and Stavropoulos, each of whom is independent under NYSE listing standards for audit committee members. Mr. York is the Chair of the Committee. The board of directors has determined that Mr. York and Dr. O'Neill are audit committee financial experts.

        Compensation and Human Resources Committee.    The Compensation and Human Resources Committee reviews and approves compensation and benefits policies and objectives, determines whether our officers, directors and employees are compensated according to these objectives, and carries out the board of directors' responsibilities relating to the compensation of our executives. The Compensation and Human Resources Committee operates under a charter approved by the board of directors. The charter is posted on our website at www.tyco.com and we will provide a copy of the charter to shareholders upon request. The Compensation and Human Resources Committee held seven meetings during fiscal 2006. The members of the Compensation and Human Resources Committee are Admiral Blair and Messrs. Gupta and Duperreault, each of whom is independent under NYSE listing standards. Mr. Gupta is the Chair of the Committee.

        Nominating and Governance Committee.    The Nominating and Governance Committee is responsible for identifying individuals qualified to become directors, recommending to the board of directors the director nominees for the annual general meeting of shareholders, developing and recommending to the board of directors a set of corporate governance principles, and playing a general leadership role in our corporate governance. In addition, the Nominating and Governance Committee also oversees our environmental, health and safety management system. The Nominating and Governance Committee operates under a charter approved by the board of directors. The charter is posted on Tyco's website at www.tyco.com and we will provide a copy of the charter to shareholders upon request. The Nominating and Governance Committee held eight meetings during fiscal 2006. The members of the Nominating and Governance Committee are Ms. Wijnberg and Messrs. Krol and McCall, each of whom is independent under NYSE listing standards. Mr. Krol is the Chair of the Committee.

Independence of Directors

        Our board of directors has determined that Admiral Blair, Drs. O'Neill and Stavropoulos, Messrs. Duperreault, Gordon, Gupta, Krol, McCall and York and Ms. Wijnberg are independent. Each of the independent directors has no material relationship with us, either directly or as a partner, shareholder or affiliate of an organization that has a relationship with us. The board of directors has made this determination based on the following:

  •
  Other than Edward D. Breen, no director is a current or former officer or employee of ours or of our subsidiaries or affiliates, who served in that capacity within the last five years;

  •
  Other than Mr. Breen, due solely to the fact that he is our employee, no director has any current or prior material relationships with us, aside from his or her directorship, that could affect his or her judgment;

  •
  No director has an immediate family member who is an officer of us or our subsidiaries or has any current or past material relationship with us;

  •
  No director, other than Mr. Breen, has worked for, consulted with, been retained by, or received anything of substantial value from us aside from his or her compensation as a director;

  •
  No director is, or was within the past five years, employed by our independent auditor;

  •
  None of our executive officers serve on either the board of directors or the compensation committee of any corporation that employs either a director or a member of the immediate family of any director;

  •
  No director is an executive officer of any entity to which our annual sales or from which our annual purchases exceeded two percent of either entity's annual revenues for the last fiscal year;

  •
  No director serves as a director, trustee, executive officer or similar position of a charitable or non-profit organization to which we or our subsidiaries made charitable contributions or payments in fiscal 2006, in excess of one percent of the organization's charitable receipts or our charitable donations; and

  •
  No director works for, consults with, or is retained by another publicly-traded company on whose board of directors our Chief Executive Officer or other senior management serves.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Compensation and Human Resources Committee. In addition, none of our executive officers serves as a member of the compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors.

Compensation of Non-Employee Directors

        The fiscal 2006 compensation package for non-employee directors consisted of an annual retainer of $80,000 and Deferred Stock Units, or DSUs, with a value at grant of $120,010. The Lead Director and the Chair of the Audit Committee received an additional fee of $20,000 and the Chairs of the Compensation and Human Resources Committee and the Nominating and Governance Committee each received an additional fee of $15,000 in recognition of the responsibilities required in these roles.

In addition, as approved by the board of directors in July 2003, any member of a special committee of the board of directors receives meeting fees in an amount up to $1,500 for each special committee meeting that he or she attends. A director who is also an employee receives no additional remuneration for services as a director.

        The amount of cash retainer, Lead Director and Chair fees and special meeting fees each director received during fiscal 2006 are summarized in the table below. In addition, the table below lists the date each current director received DSU grants during fiscal 2006 and the fair market value at the time the DSUs were granted. The DSUs vested upon grant and are payable in the form of Tyco common shares within 30 days following termination of service as a director.

        For fiscal 2006, directors received their DSU grants on the first business day of the fiscal year.

	Fiscal Year 2006 Board of Directors Retainer and Fees
						DSU Grant
Director	Annual Retainer	Lead/Chair Retainer		Qualified Meeting Fees		Date	DSUs Granted	Value
Dennis C. Blair	$80,000					10/3/2005	4,241	$120,010
Brian Duperreault	$80,000					10/3/2005	4,241	$120,010
Bruce S. Gordon	$80,000					10/3/2005	4,241	$120,010
Rajiv L. Gupta	$80,000					10/3/2005	4,241	$120,010
John A. Krol	$80,000	$35,000	(2)	$24,000	(5)	10/3/2005	4,241	$120,010
H. Carl McCall	$80,000			$18,000	(5)	10/3/2005	4,241	$120,010
Mackey J. McDonald(3)	$80,000	$15,000	(5)			10/3/2005	4,241	$120,010
Dr. Brendan R. O'Neill(1)	$80,000					10/3/2005	4,241	$120,010
Sandra S. Wijnberg	$80,000			$18,750	(5)	10/3/2005	4,241	$120,010
Jerome B. York	$80,000	$20,000	(4)			10/3/2005	4,241	$120,010

(1)
The cash remuneration for Dr. O'Neill is paid in British sterling converted from U.S. dollars, using the conversion rate on the day prior to the payment date.

(2)
Mr. Krol served as both the Lead Director and the Chair of the Nominating and Governance Committee.

(3)
Mr. McDonald served as the Chair of the Compensation and Human Resources Committee. Mr. McDonald was replaced by Dr. Stavropoulos at our March 8, 2007 annual general meeting.

(4)
Mr. York served as the Chair of the Audit Committee.

(5)
During fiscal 2006, the board of directors formed a Special Committee of Directors to oversee director recruiting and governance formation for Covidien and Tyco Electronics, resulting from the planned spin-offs of our healthcare and electronics businesses.

Director Deferred Compensation Plan

        Under the Director Deferred Compensation Plan ("Deferred Compensation Plan"), each non-employee director may make an election to defer some or all of his or her cash remuneration for that year. Under the Deferred Compensation Plan, an unfunded deferred compensation bookkeeping account is established for each director who elects to defer cash remuneration otherwise payable during the year. The director may choose the deemed investment of amounts credited to his/her deferred compensation account into the Interest Income Measurement Fund or a U.S. Equity Index Commingled Measurement Fund. Earnings and/or losses on the Measurement Funds mirror the investment results of funds available under the Company's 401(k) retirement savings and investment plans. Each director may elect to receive a distribution of the amounts credited to his or her deferred compensation account in a lump sum cash payment, either at termination from the board of directors or at a future date that is at least five years the year it is deferred. Any unpaid balances will be distributed to a director upon the later of his or her attainment of age 70 and his or her termination from the board of directors. Mr. McDonald deferred his director fees for the first quarter of fiscal 2006.

        In July 2006, the Compensation and Human Resources Committee retained an independent consulting firm to conduct a review of the current board of directors compensation structure and benchmark it against the compensation for the directors of our peer companies. Based on the results of the review, the board of directors decided not to change director compensation for fiscal 2007. The annual cash retainer for fiscal 2007 remains at $80,000. The Lead Director and Chair of the Audit Committee will each receive an additional annual fee of $20,000 and the Chairs of the Compensation and Human Resources Committee and the Nominating and Governance Committee will each receive an additional annual fee of $15,000, in recognition of the responsibilities required in these roles. All retainers and fees are payable quarterly and are pro-rated if the director begins or ends board of directors service during the quarter.

        In addition to the cash retainers and fees, on October 2, 2006, each director received a grant of DSUs under the 2004 Stock and Incentive Plan with a value of $120,013 based on the average fair market value of a common share for the 60 calendar day period immediately preceding the grant date. The value per share was $26.38 and each director was credited with 4,549 DSUs. Under the terms of the grant agreements, each DSU is vested when granted and will be payable in the form of Tyco common shares within 30 days following termination of service as a director. Dividend equivalents are credited to each director's DSU account at the same time and in the same amount as dividends that are paid to shareholders on common shares and increase the number of DSUs in a director's account based on the fair market value of a common share on the dividend payment date.

Treatment of Outstanding Equity Compensation Arrangements

        In connection with the distribution, outstanding option awards held by our directors, executives and other employees will be converted into options exercisable for our common shares and the shares of Covidien and Tyco Electronics, in the same proportion as if the option had been exercised immediately prior to the record date for the distribution. The exercise price and number of shares subject to such options will be adjusted pursuant to a formula designed to cause: (i) the intrinsic value (that is, the difference between the exercise price of the option and the market price of the shares for which the option may be exercised) of the converted options immediately after the distribution to be the same as the intrinsic value of the options immediately prior to the distribution, and (ii) the financial position of the option holders (fair market value of the number of shares for which the option is exercisable) will remain the same immediately prior and immediately after the distribution. All other terms and conditions of the options will remain the same.

        Restricted stock, restricted stock units and performance stock units held by our directors, executives and other employees likewise will be converted on exactly the same basis as the shares held by external shareholders and all other terms and conditions applicable to such awards will remain the same.

Incorporation by Reference

        We incorporate by reference "Executive Officer Compensation" and "Certain Relationships and Related Transactions" from our Proxy Statement filed with the SEC on January 19, 2007.

MANAGEMENT OF TIFSA

        Set forth below is information as of December 31, 2006 with respect to the directors and executive officers of TIFSA.

        Kevin O'Kelly-Lynch—Mr. O'Kelly-Lynch, age 40, is a managing director of TIFSA. Mr. O'Kelly-Lynch has been a managing director at Tyco International Group S.A. since 2001 and prior to that was general manager of Tyco International Finance Ireland since 1998. Mr. O'Kelly-Lynch also is a director of Covidien International Finance S.A. and Tyco Electronics Group S.A.

        Michelangelo Stefani—Mr. Stefani, age 41, is a managing director of TIFSA. Mr. Stefani has been a managing director at Tyco International Group S.A. since 2001. Mr. Stefani also is a director of Covidien International Finance S.A. and Tyco Electronics Group S.A.

        Madeleine Barber—Ms. Barber, age 43, serves on TIFSA's board of directors. Ms. Barber has been Senior Director of International Tax at Tyco International since 2004. Prior to joining Tyco International, Ms. Barber was a partner at KPMG LLP since 2002. Ms. Barber also is a director of Covidien International Finance S.A. and Tyco Electronics Group S.A.

        Mario Calastri—Mr. Calastri, age 49, serves on TIFSA's board of directors. Mr. Calastri has been Vice President and Assistant Treasurer at Tyco International since 2005. Prior to joining Tyco International, Mr. Calastri was Vice President, Finance and Planning of IBM Global Financing EMEA in 2004 and Assistant Treasurer of IBM Corporation from 1999-2003. Mr. Calastri also is a director of Covidien International Finance S.A. and Tyco Electronics Group S.A.

        Eric Green—Mr. Green, age 48, serves on TIFSA's board of directors. Mr. Green has been Vice President, Tax Planning and Analysis of Tyco International since October 2003. Prior to joining Tyco International, Mr. Green was with Accenture where he was Director, Entity Tax Matters Group from July 2001 to September 2003 and Director, Global Tax Strategy/Planning from February 1998 to July 2001. Mr. Green also is a director of Covidien International Finance S.A. and Tyco Electronics Group S.A.

        Martina Hund-Mejean—Ms. Hund-Mejean, age 46, serves on TIFSA's board of directors. Ms. Hund-Mejean has been Senior Vice President and Treasurer of Tyco International since 2002. Prior to joining Tyco International, Ms. Hund-Mejean served as Senior Vice President and Treasurer of Lucent Technologies, Inc. from November 2000 to December 2002. Ms. Hund-Mejean also is a director of Covidien International Finance S.A. and Tyco Electronics Group S.A.

LUXEMBOURG, BERMUDA AND U.S.
FEDERAL INCOME TAX CONSIDERATIONS

Luxembourg

        The following information is of a general nature only and is based on the laws currently in force in Luxembourg. It does not purport to be a comprehensive description of all tax implications that might be relevant to an investment decision. Holders of notes who are in doubt as to their tax position should consult a professional tax adviser.

  Withholding Tax

  Non-resident holders of notes

        Under Luxembourg general tax laws currently in force and subject to the laws of June 21, 2005 mentioned below, there is no withholding tax on payments of principal, premium or interest made to non-resident holders of notes, nor on accrued but unpaid interest in respect of the notes, nor is any Luxembourg withholding tax payable upon redemption or repurchase of the notes held by non-resident holders of notes.

        Under the laws implementing the Council Directive 2003/48/EC of June 3, 2003 on taxation of savings income in the form of interest payments and ratifying the treaties entered into by Luxembourg and certain dependent and associated territories of European Union Member States, known as the Territories, payments of interest or similar income made or ascribed by a paying agent established in Luxembourg to or for the immediate benefit of an individual beneficial owner or a residual entity, as defined by the laws of June 21, 2005, which are resident of, or established in, a European Union Member State, other than Luxembourg, or one of the Territories will be subject to a withholding tax unless the relevant recipient has adequately instructed the relevant paying agent to provide details of the relevant payments of interest or similar income to the fiscal authorities of his country of residence or establishment, or, in the case of an individual beneficial owner, has provided a tax certificate issued by the fiscal authorities of his country of residence in the required format to the relevant paying agent. Where withholding tax is applied, it will be levied at a rate of 15% during the first three-year period starting July 1, 2005, at a rate of 20% for the subsequent three-year period and at a rate of 35% thereafter. Responsibility for the withholding of the tax will be assumed by the Luxembourg paying agent. Payments of interest under the notes coming within the scope of the Laws would at present be subject to withholding tax of 15%.

  Resident holders of notes

        Under Luxembourg general tax laws currently in force and subject to the law of December 23, 2005 mentioned below, there is no withholding tax on payments of principal, premium or interest made to Luxembourg resident holders of notes, nor on accrued but unpaid interest in respect of notes, nor is any Luxembourg withholding tax payable upon redemption or repurchase of notes held by Luxembourg resident holders of notes.

        Under this law, payments of interest or similar income made or ascribed by a paying agent established in Luxembourg to, or for the immediate benefit of, an individual beneficial owner who is resident of Luxembourg will be subject to a withholding tax of 10%. Such withholding tax will be in full discharge of income tax if the beneficial owner is an individual acting in the course of the management of his or her private wealth. Responsibility for the withholding of the tax will be assumed by the Luxembourg paying agent. Payments of interest under the notes coming within the scope of the Law would be subject to withholding tax of 10%.

  Taxation of corporate holders

  Luxembourg corporate holders

        A corporate holder of notes who is a resident of Luxembourg for tax purposes, or who has a permanent establishment or a fixed place of business in Luxembourg to which the notes are attributable, is subject to Luxembourg corporation taxes in respect of the interest paid or accrued on the notes.

        Gains realized by a corporate holder of notes who is a resident of Luxembourg for tax purposes or who has a permanent establishment or a fixed place of business in Luxembourg to which the notes are attributable, on the sale or disposal of the notes, are subject to Luxembourg corporation taxes.

        A Luxembourg holder of notes that is governed by the law of July 31, 1929 on pure holding companies or by the laws of March 30, 1988 and December 20, 2002 on investment funds will not be subject to any Luxembourg income tax in respect of interest received or accrued on the notes, or on gains realized on the sale or disposal of notes.

  Non-resident corporate holders

        Gains realized by a non-resident holder of notes who does not have a permanent establishment or fixed place of business in Luxembourg, to which the notes are attributable, on the sale or disposal of notes are not subject to Luxembourg income tax.

  Wealth tax

        Under present Luxembourg tax laws, a holder of notes who is a resident of Luxembourg for tax purposes, or a non-resident holder of notes who has a permanent establishment or a fixed place of business in Luxembourg to which the notes are attributable, has to take into account the notes for purposes of the Luxembourg wealth tax. There is, however, no wealth tax for individuals.

  Taxation of individual holders

  Resident individuals

        An individual holder of notes who is a resident of Luxembourg for tax purposes, is subject to income tax in respect of interest paid on the notes, except where such interest has been subject to withholding tax under the law.

        Under Luxembourg tax laws, a gain realized by an individual holder of notes who acts in the course of the management of his private wealth and who is a resident of Luxembourg for tax purposes, on the sale or disposal of the notes is not subject to Luxembourg income tax, provided this sale or disposal took place at least six months after the acquisition of the notes. An individual holder of notes, who acts in the course of the management of his private wealth and who is a resident of Luxembourg for tax purposes, has further to include the portion of the gain corresponding to accrued but unpaid income in respect of the notes in his taxable income, except where such interest has been subject to withholding tax under the law of December 23, 2005.

        Gains realized by an individual holder of notes, who acts in the course of the management of a professional or business undertaking, who is a resident of Luxembourg for tax purposes or who has a permanent establishment or a fixed place of business in Luxembourg to which the notes are attributable, are subject to Luxembourg income tax at ordinary rates.

  Non-resident individuals

        Gains realized by a non-resident holder of notes, who does not have a permanent establishment or fixed place of business in Luxembourg to which the notes are attributable, are not subject to Luxembourg income tax on the sale or disposal of notes, subject to the above comment in relation to withholding tax.

  Inheritance and gift taxes

        Under present Luxembourg tax laws, in the case where a holder of notes is a resident for tax purposes of Luxembourg at the time of his death, the notes are included in his taxable estate for inheritance tax purposes and gift tax may be due on a gift or donation of notes.

  No stamp duty

        The issue of notes by the Issuer will not be subject to a Luxembourg registration or stamp duty. The sale or disposal of such notes will not be subject to a Luxembourg registration or stamp duty.

Bermuda

        Under current law, no income, withholding or other taxes or stamp, registration or other duties are imposed in Bermuda upon the issue, transfer or sale of the notes, or payments made in respect of the notes. As of the date hereof, there is no Bermuda income, company or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable in respect of capital gains realized on a disposition of securities issued by us or in respect of distribution by us with respect to our securities. Furthermore, we have received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966 an undertaking that, in the event of there being enacted in Bermuda any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital assets, gain or appreciation or any tax in the nature of an estate or inheritance tax or duty, the imposition of such tax shall not be applicable to us or any of our operations or obligations until March 28, 2016. This undertaking applies to securities issued by us. It does not, however, prevent the application of Bermuda taxes to persons ordinarily resident in Bermuda. As an exempted company, we are liable to pay, in Bermuda, an annual registration fee based on its assessable capital, being the aggregate of its authorized share capital and share premium account at a rate not exceeding $27,825 per year.

United States

        The following discussion summarizes the material U.S. federal income tax consequences of the beneficial ownership and disposition of notes. This summary is based on the Code, regulations issued under the Code, judicial authority and administrative rulings and practice, all as of the date of this prospectus, all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal tax consequences described in this prospectus. This summary addresses only the tax consequences to investors that own the outstanding notes and will hold the notes as capital assets and not as part of a hedge, straddle, conversion, constructive sale or other risk reduction transaction for federal income tax purposes. For purposes of this discussion, a "U.S. holder" means (i) a citizen or resident of the United States (as defined for federal income tax purposes); (ii) a corporation or other business entity treated as a corporation created or organized in or under the laws of the United States or any State or the District of Columbia; (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 20, 1996, and were treated as domestic trusts on August 19, 1996. As used herein, the term

"non-U.S. holder" means a beneficial owner of notes that is not a U.S. holder for U.S. federal income tax purposes.

        This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as insurance companies, partnerships or other entities treated as partnerships for federal income tax purposes, financial institutions, tax-exempt organizations, retirement plans, regulated investment companies, securities dealers, expatriates or persons whose functional currency for tax purposes is not the U.S. Dollar). We will not seek a ruling from the Internal Revenue Service with respect to any matters discussed in this section, and we cannot assure you that the Internal Revenue Service will not challenge one or more of the tax consequences described below. When we use the term "holder" in this section, we are referring to a beneficial owner of the notes and not the record holder. Persons considering the purchase of notes should consult their own tax advisors concerning the application of U.S. federal tax laws to their particular situations, as well as any consequences of the purchase of notes and the beneficial ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

  U.S. Holders

  Taxation of Interest

        Interest on a note will be includible in the gross income of a U.S. holder as ordinary income when received or accrued by such U.S. holder in accordance with its regular method of accounting for federal income tax purposes. In addition to interest on the notes, a U.S. holder will be required to include in income any additional amounts and any tax withheld from interest payments, notwithstanding that such withheld tax is not in fact received by such holder. All such amounts should constitute foreign source interest income for U.S. federal income tax purposes. If any non-U.S. income taxes were to be paid or withheld in respect of payments on the notes, a U.S. holder may be eligible, subject to a number of complex limitations, for a foreign tax credit. With certain exceptions, interest on the notes included in gross income by a U.S. holder will be treated separately, together with other items of "passive" or "financial services" income of such holder, as the case may be, for purposes of computing the foreign tax credit allowable under the Code.

  Market Discount

        If a U.S. holder purchases a note for an amount less than the stated principal amount of the note, the amount of such difference is "market discount" for federal income tax purposes, unless such difference is less than 1/4 of one percent of the stated principal amount multiplied by the number of complete years to maturity from the date of such purchase.

        Unless such U.S. holder elects to include market discount in income as it accrues, any gain realized on the sale, exchange, retirement, or other disposition of a note and any partial principal payment received on a note generally will be treated as ordinary income to the extent of any accrued market discount on the note. In addition, a U.S. holder may be required to defer deductions for a portion of the interest paid on any indebtedness incurred to purchase or carry a note that has market discount.

        In general, market discount on a note held by a U.S. holder will be considered to accrue ratably during the period from the date of purchase of the note to its maturity date, unless such U.S. holder elects to accrue market discount on a constant yield basis. U.S. holders may elect to include market discount in gross income currently as it accrues (on either a ratable or a constant yield basis), in which case the interest deferral rule described above will not apply. The election to include market discount in gross income on an accrual basis, once made, would apply to all market discount obligations acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies, and it may not be revoked without the consent of the Internal Revenue Service. A U.S. holder's tax basis in the note will be increased by the amount of any market discount included in gross income under such an election. U.S. holders that hold notes with market discount should consult their tax advisors regarding the manner in which accrued market discount is calculated and the election to include market discount currently in income.

  Bond Premium

        In general, if a U.S. holder purchases a note for an amount greater than the sum of all amounts payable on the note (other than stated interest payments) after the date of purchase, the amount of such excess is "bond premium" for U.S. federal income tax purposes. U.S. holders may elect to amortize bond premium over the remaining term of the note (or, if it results in a smaller amount of amortizable bond premium, until an earlier call date) on a constant yield basis as an offset to interest income (and not as a separate item of deduction), but only as such U.S. holder takes stated interest into account under its regular method of tax accounting. A U.S. holder's tax basis in the note will be reduced by the amount of bond premium so amortized. If a U.S. holder does not elect to amortize bond premium, it will be required to report the full amount of stated interest on the note as ordinary income, even though it may be required to recognize a capital loss (which may not be available to offset ordinary income) on a sale or other disposition of the note. An election to amortize bond premium, once made, would apply to all debt instruments held or subsequently acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service. U.S. holders that hold notes with bond premium, should consult their tax advisors regarding the application of these rules.

  Taxation of Dispositions of Notes

        Upon the sale, exchange, retirement or other taxable disposition of a note, a U.S. holder generally will recognize gain or loss equal to the difference between the amount received on such disposition (other than amounts representing accrued and unpaid interest not previously included in income, which will be treated as interest income) and the U.S. holder's tax basis in the note. A U.S. holder's tax basis in a note will be, in general, the cost of the note to the U.S. holder, increased by the amount of market discount previously included in income, decreased by the amount of bond premium previously amortized, and decreased by any principal payments received in respect of the note. Gain or loss realized by a U.S. holder on the sale, exchange, retirement or other disposition of a note generally will be treated as U.S. source income or loss. Subject to the market discount rules, discussed above, gain or loss realized on the sale, exchange or retirement of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale, exchange or retirement, the note has been held for more than one year. Net long-term capital gain recognized by a non-corporate U.S. holder generally is subject to U.S. federal income tax at a preferential rate. The deductibility of capital losses is subject to limitations.

  Information Reporting and Backup Withholding

        When required, we will report to the holders of the notes and the Internal Revenue Service amounts paid on or with respect to the notes and the amount of any tax withheld from such payments. Certain non-corporate U.S. holders may be subject to backup withholding (currently imposed at a rate of 28%) on payments made on or with respect to the notes and on payment of the proceeds from the disposition of a note. In general, backup withholding will apply to a U.S. holder only if the holder:

  •
  fails to furnish its Taxpayer Identification Number, or TIN, which for an individual is his or her Social Security Number;

  •
  furnishes an incorrect TIN;

  •
  is notified by the Internal Revenue Service that it has failed properly to report payments of interest; or

  •
  under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the Internal Revenue Service that it is subject to backup withholding for failure to report interest payments.

        A U.S. holder will be eligible for an exemption from backup withholding upon providing a properly completed Internal Revenue Service Form W-9 (or substitute form) to us or our paying agent. Backup withholding is not an additional tax and may be refunded or credited against the U.S. holder's U.S. federal income tax liability, provided that certain required information is furnished to the Internal Revenue Service. The information reporting requirements may apply regardless of whether withholding is required.

  Non-U.S. Holders

  Taxation of Interest and Disposition

        In general and subject to the discussion below under "Backup Withholding and Information Reporting," a non-U.S. holder will not be subject to U.S. federal income or withholding tax on stated interest on notes or gain upon the disposition of notes, unless:

  •
  the income or gain is "U.S. trade or business income," which means income or gain that is effectively connected with the conduct by the non-U.S. holder of a trade or business, or in the case of a treaty resident, attributable to a permanent establishment or a fixed base, in the United States; or

  •
  such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

        U.S. trade or business income of a non-U.S. holder generally will be subject to regular U.S. income tax in the same manner as if it were realized by a U.S. holder. Non-U.S. holders that realize U.S. trade or business income with respect to the notes should consult their tax advisors as to the treatment of such income or gain. In addition, U.S. trade or business income of a non-U.S. holder that is a non-U.S. corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty.

  Backup Withholding and Information Reporting

        If the notes are held by a non-U.S. holder through the non-U.S. office of a non-U.S. related broker or financial institution, information reporting and backup withholding generally would not be required. Information reporting, and possibly backup withholding in certain circumstances, may apply if the notes are held by a non-U.S. holder through a U.S., or U.S.-related, broker or financial institution, or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. holder fails to provide appropriate information. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

        The federal tax discussion set forth above is included for general information only and may not be applicable depending upon a holder's particular situation. Holders should consult their own tax advisors with respect to the tax consequences to them of the purchase of notes and the beneficial ownership and disposition of the notes, including the tax consequences under state, local, non-U.S. and other tax laws and the possible effects of changes in federal or other tax laws.

UNDERWRITING

        We and the underwriters for the offering named below have entered into an underwriting agreement, dated            , 2007, with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.                        are the representatives of the underwriters.

Underwriters	Principal Amount of Notes due
$
$
$
$
$
Total	$

        The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

        Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to    % of the principal amount. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to    % of the principal amount. If all the notes are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

        The following table shows the per note and total underwriting discounts and commissions to be paid to the underwriters by us.

Paid by TIFSA
Per note	$
Total	$

        The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

        In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

        These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

        Each of the underwriters has agreed that it will not offer, sell or deliver any of the notes in any jurisdiction outside the United States except under circumstances that will result in compliance with the applicable laws thereof and that it will take, at its own expense, whatever action is required to permit its purchase and resale of the notes in those jurisdictions as set forth in the underwriting agreement.

        In relation to each Member State of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the member states of the European Union) which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  •
  in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

        Each underwriter has represented and agreed that:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

        The notes may not be offered or sold by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (b) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (c) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

        The notes have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (a) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (b) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        We estimate that our share of the total expenses of the notes offered hereby, excluding underwriting discounts and commissions, will be approximately $            .

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Act.

        In the ordinary course of their respective businesses, certain of the underwriters and their respective affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to us and certain of our affiliates, for which they have in the past received, and may in the future receive, customary fees and expenses.

ENFORCEMENT OF CIVIL LIABILITIES

        TIFSA is a Luxembourg company and Tyco International is a Bermuda company. TIFSA and Tyco International have consented in the indenture to jurisdiction in the U.S. federal and state courts in The City of New York and to service of process in The City of New York in any legal suit, action or proceeding brought to enforce any rights under or with respect to the indenture, the notes and the guarantee. However, substantially all of TIFSA's directly held assets consist of shares in its wholly-owned subsidiary Tyco Group S.a.r.l., a Luxembourg company which, through its subsidiaries, owns a substantial majority of the assets of TIFSA. A substantial majority of Tyco International's directly held assets consists of shares in TIFSA. Accordingly, any judgment against TIFSA or Tyco International in respect of the indenture, the notes or the guarantee, including for civil liabilities under the U.S. federal securities laws, obtained in any U.S. federal or state court may have to be enforced in the courts of Luxembourg or Bermuda. Investors should not assume that the courts of Luxembourg or Bermuda would enforce judgments of U.S. courts obtained against TIFSA or Tyco International predicated upon the civil liability provisions of the U.S. federal securities laws or that such courts would enforce, in original actions, liabilities against TIFSA or Tyco International predicated solely upon such laws.

        TIFSA is incorporated under the laws of Luxembourg. Certain members of the board of directors are non-residents of the United States and a substantial portion of TIFSA's assets and those of such directors are located outside the United States. As a result, you may not be able to effect a service of process within the United States on TIFSA or on such persons or to enforce in Luxembourg courts judgments obtained against TIFSA or such persons in U.S. courts, including actions predicated upon the civil liability provisions of the U.S. federal and state securities laws or other laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against TIFSA or such persons in courts in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. securities laws.

        TIFSA has been advised by Allen & Overy Luxembourg, its Luxembourg counsel, that the United States and the Grand-Duchy of Luxembourg are not currently bound by a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitral awards) rendered in civil and commercial matters. According to such counsel, an enforceable judgment for the payment of monies rendered by any U.S. federal or state court based on civil liability, whether or not predicated solely upon the U.S. securities laws, would not directly be enforceable in Luxembourg. However, a party who received such favorable judgment in a U.S. court may initiate enforcement proceedings in Luxembourg (exequatur) by requesting enforcement of the U.S. judgment to the president of the District Court (Tribunal d'Arrondissement) pursuant to Section 678 of the New Luxembourg code of Civil Procedure. The president of the District Court will authorize the enforcement in Luxembourg of the U.S. judgment if it is satisfied that all of the following conditions are met:

  •
  the U.S. judgment is enforceable (exécutoire) in the United States;

  •
  the jurisdictional ground of the U.S. court is founded according to Luxembourg private international law rules and to the applicable domestic U.S. federal or state jurisdiction rules;

  •
  the U.S. court has applied to the dispute the substantive law which would have been applied by Luxembourg courts;

  •
  the U.S. judgment must not have violated the right of the defendant to present a defense;

  •
  the principles of natural justice have been complied with; and

  •
  the U.S. judgment does not contravene the Luxembourg international public policy.

        In practice, Luxembourg courts tend not to review the merits of a U.S. judgment.

VALIDITY OF THE NOTES AND THE GUARANTEE

        The validity of the notes and the guarantee will be passed upon for Tyco International and TIFSA by Gibson, Dunn & Crutcher LLP, New York, New York, counsel to Tyco International and TIFSA. Certain matters under the laws of Bermuda related to the guarantee will be passed upon by Appleby Hunter Bailhache, Hamilton, Bermuda, Bermuda counsel to Tyco International. Michael L. Jones, Assistant Secretary of Tyco International, is a partner of Appleby Hunter Bailhache. Certain matters under the laws of Luxembourg related to the notes will be passed upon by Allen & Overy Luxembourg, Luxembourg counsel to TIFSA. The validity of the notes and the guarantee will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York. Gibson, Dunn & Crutcher LLP and Sullivan & Cromwell LLP will rely on Appleby Hunter Bailhache with respect to matters of Bermuda law and on Allen & Overy Luxembourg with respect to matters of Luxembourg law.

EXPERTS

        The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference to the Tyco International Ltd. and subsidiaries (the "Company") Annual Report on Form 10-K/A for the year ended September 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, (which report: (1) on the consolidated financial statements and financial statement schedule expresses an unqualified opinion and includes explanatory paragraphs referring to (a) the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 123R, Share—Based Payment, and Financial Accounting Standards Board ("FASB") Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143, (b) the Company's change in the measurement date of its pension and post retirement plans from September 30 to August 31 in 2005 and (c) the restatement of the consolidated financial statements, and (2) on the effectiveness of internal control over financial reporting expresses an unqualified opinion on management's assessment regarding the effectiveness of internal control over financial reporting, and expresses an adverse opinion on the effectiveness of internal control over financial reporting because of a material weakness), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PRELIMINARY PROSPECTUS

U.S. $                    % Notes due

                        , 2007

        Until                        , 2007 (90 days from the date of this prospectus), all dealers effecting transactions in the notes, whether or not participating in this offer, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the costs and expenses, other than the underwriting discounts, payable by the registrant in connection with the sale of the notes being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

Item	Amount to be Paid
Securities and Exchange Commission registration fee		$10,700
Blue Sky fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Bye-Law 102 of Tyco International's Bye-Laws provides, in part, that Tyco International shall indemnify its directors and other officers for all costs, losses and expenses that they may incur in the performance of their duties as director or officer, provided that such indemnification is not otherwise prohibited under the Companies Act 1981 (as amended) of Bermuda. Section 98 of the Companies Act 1981 (as amended) prohibits such indemnification against any liability arising out of fraud or dishonesty of the director or officer. However, such section permits Tyco International to indemnify a director or officer against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted or when other similar relief is granted to him.

        Tyco International maintains $250 million of insurance to reimburse the directors and officers of Tyco International and its subsidiaries, for charges and expenses incurred by them for wrongful acts claimed against them by reason of their being or having been directors or officers of Tyco International or any of its subsidiaries. Such insurance specifically excludes reimbursement of any director or officer for any charge or expense incurred in connection with various designated matters, including libel or slander, illegally obtained personal profits, profits recovered by Tyco International pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, and deliberate dishonesty.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

        None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)
  Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Memorandum of Association of Tyco International Ltd.**
3.2	Certificate of Incorporation of Tyco International Ltd.**
3.3	Amended and Restated Bye-laws of Tyco International Ltd.**
3.4	Articles of Association of Tyco International Finance S.A.***
4.1	Form of Indenture*
4.2	Form of Note*
5.1	Opinion of Appleby Hunter Bailhache*
5.2	Opinion of Allen & Overy Luxembourg*
5.3	Opinion of Gibson, Dunn & Crutcher LLP*
8.1	Opinion of McDermott Will & Emery LLP*
10.1	Form of Separation and Distribution Agreement***
10.2	Form of Tax Sharing Agreement by and among Tyco International Ltd., Covidien Ltd. and Tyco Electronics Ltd.***
12.1	Computation of Ratio of Earnings to Fixed Charges
21.1	List of Subsidiaries**
21.2	List of Subsidiaries After Giving Effect to The Spin-offs
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Appleby Hunter Bailhache (included in Exhibit 5.1)
23.3	Consent of Allen & Overy Luxembourg (included in Exhibit 5.2)
23.4	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.3)
23.5	Consent of McDermott Will & Emery LLP (included in Exhibit 8.1)
23.6	Consent of Duff & Phelps (included in Exhibit 99.1)
24.1	Power of Attorney***
25.1	Form of T-1 Statement of Eligibility Under the Trust Indenture Act of 1939 with Respect to the Indenture*
99.1	Opinion of Duff & Phelps*

*
To be filed by amendment

**
Incorporated by reference to the Annual Report on Form 10-K filed by Tyco International Ltd. on December 11, 2006

***
Previously filed

(b)
Financial Statement Schedules

        All financial statement schedules are omitted because they are not applicable or not required, or because the required information is included in the Consolidated Financial Information from our Annual Report on Form 10-K for fiscal 2006, incorporated by reference above, or the notes thereto.

ITEM 17. UNDERTAKINGS.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes:

        1.     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        2.     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Princeton, State of New Jersey, on the 18th day of May, 2007.

TYCO INTERNATIONAL LTD.
By:	/s/ CHRISTOPHER J. COUGHLIN Christopher J. Coughlin Executive Vice President and Chief Financial Officer (Principal financial officer)

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the registration statement has been signed by the following persons on May 18, 2007 in the capacities indicated below.

Signature	Title

* Edward D. Breen	Chairman, Chief Executive Officer and Director (Principal executive officer)
/s/ CHRISTOPHER J. COUGHLIN Christopher J. Coughlin	Executive Vice President and Chief Financial Officer (Principal financial officer)
/s/ CAROL ANTHONY DAVIDSON Carol Anthony Davidson	Senior Vice President, Controller and Chief Accounting Officer (Principal accounting officer)
* Adm. Dennis C. Blair	Director
* Brian Duperreault	Director
* Bruce S. Gordon	Director

* Rajiv L. Gupta	Director
* John A. Krol	Director
* H. Carl McCall	Director
* Dr. Brendan R. O'Neill	Director
Dr. William S. Stavropoulos	Director
* Sandra S. Wijnberg	Director
* Jerome B. York	Director
/s/ CHRISTOPHER J. COUGHLIN Christopher J. Coughlin	Authorized Representative in the United States

*
The undersigned does hereby sign this Amendment No. 2 to the Registration Statement on behalf of the above-indicated director or officer of Tyco International Ltd. pursuant to a power of attorney executed by such officer or director.
By:	/s/ CHRISTOPHER J. COUGHLIN
Name:	Christopher J. Coughlin Attorney in fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Luxembourg, on the 18th day of May, 2007.

TYCO INTERNATIONAL FINANCE S.A.
By:	/s/ MICHELANGELO STEFANI Michelangelo Stefani Managing Director (Principal executive, financial and accounting officer)

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the registration statement has been signed by the following persons on May 18, 2007 in the capacities indicated below.

Signature	Title

/s/ MICHELANGELO STEFANI Michelangelo Stefani	Managing Director (Principal executive, financial and accounting officer)
/s/ KEVIN O'KELLY-LYNCH Kevin O'Kelly-Lynch	Managing Director
/s/ MADELEINE BARBER Madeleine Barber	Director
/s/ MARIO CALASTRI Mario Calastri	Director
/s/ ERIC GREEN Eric Green	Director
/s/ MARTINA HUND-MEJEAN Martina Hund-Mejean	Director
/s/ CHRISTOPHER J. COUGHLIN Christopher J. Coughlin	Authorized Representative in the United States

*
The undersigned does hereby sign this Amendment No. 2 to the Registration Statement on behalf of the above indicated director of Tyco International Finance S.A. pursuant to a power of attorney executed by such director.
By:	/s/ MICHELANGELO STEFANI
Name:	Michelangelo Stefani Attorney in fact

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TABLE OF CONTENTS
MARKET AND INDUSTRY DATA
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
SUMMARY
RISK FACTORS
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
THE SPIN-OFFS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
TYCO INTERNATIONAL LTD. PRO FORMA CONSOLIDATED STATEMENT OF INCOME (UNAUDITED) For The Six Months Ended March 30, 2007 (dollars in millions, except per share data)
TYCO INTERNATIONAL LTD. PRO FORMA CONSOLIDATED STATEMENT OF INCOME (UNAUDITED) For The Six Months Ended March 31, 2006 (dollars in millions, except per share data)
TYCO INTERNATIONAL LTD. PRO FORMA CONSOLIDATED STATEMENT OF INCOME (UNAUDITED) For The Fiscal Year Ended September 29, 2006 (dollars in millions, except per share data)
TYCO INTERNATIONAL LTD. PRO FORMA CONSOLIDATED STATEMENT OF INCOME (UNAUDITED) For The Fiscal Year Ended September 30, 2005 (dollars in millions, except per share data)
TYCO INTERNATIONAL LTD. PRO FORMA CONSOLIDATED STATEMENT OF INCOME (UNAUDITED) For The Fiscal Year Ended September 30, 2004 (dollars in millions, except per share data)
TYCO INTERNATIONAL LTD. PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED) As of March 30, 2007 (dollars in millions)
TYCO INTERNATIONAL LTD. NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF PRO FORMA FINANCIAL CONDITION AND RESULTS OF OPERATIONS (UNAUDITED)
BUSINESS
DESCRIPTION OF THE NOTES AND THE GUARANTEE
RELATIONSHIP WITH COVIDIEN AND TYCO ELECTRONICS
MANAGEMENT OF TYCO INTERNATIONAL
MANAGEMENT OF TIFSA
LUXEMBOURG, BERMUDA AND U.S. FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
ENFORCEMENT OF CIVIL LIABILITIES
VALIDITY OF THE NOTES AND THE GUARANTEE
EXPERTS
PRELIMINARY PROSPECTUS
, 2007
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
SIGNATURES